As filed with the Securities and Exchange Commission on December 31, 2012
Commission File Nos.  333-__________
811-04405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 86	[X]

JACKSON SAGE VARIABLE ANNUITY ACCOUNT A
(Formerly The SAGE VARIABLE ANNUITY ACCOUNT A)
(Exact Name of Registrant)

JACKSON NATIONAL LIFE INSURANCE COMPANY
(Formerly REASSURE AMERICA LIFE INSURANCE COMPANY)
(Name of Depositor)

1 Corporate Way, Lansing, Michigan 48951
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (517) 381-5500

Thomas J. Meyer, Esq., Senior Vice President, Secretary and General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copies to:
Frank J. Julian, Esq.
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951

Joan E. Boros, Esq.
Jorden Burt LLP, 1025 Thomas Jefferson Street NW, Washington, DC  20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered: The variable portion of Flexible Premium Fixed and Variable Deferred Annuity contracts.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This registration statement relates to Registration Statement No. 333-137726

NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under Select Flexible Payment Deferred Combination Fixed and Variable Annuity Contracts (“Contracts”) on a new Form N-4.  Interests under the Contracts were previously registered on Form N-4 (File No. 333-137726) and funded by The Sage Variable Annuity Account A (File No. 811-04405).  Upon effectiveness of a merger between Reassure America Life Insurance Company (“Reassure”) into and with Jackson National Life Insurance Company (“Jackson”), (i) Jackson became the issuer of the Contracts and (ii) The Sage Variable Annuity Account A was transferred intact to Jackson and renamed Jackson Sage Variable Annuity Account A.

Pursuant to the SEC staff’s position in the Great-West Life & Annuity Insurance Co. No Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant is not required to and will not file annual post-effective amendments to this Form N-4.

The content of the Registration Statement on Form N-4, filed with the Securities and Exchange Commission on October 2, 2006 (Accession No. 0000928389-06-000231), as supplemented by Post-Effective Amendment No. 1 filed on October 1, 2007 (Accession No. 0000928389-07-000179) (File Nos. 333-137726 and 811-04405) is incorporated herein by reference including

1.	Part A – Prospectus, as supplemented by this filing, and

2.	Part B – Statement of Additional Information, except Financial Statements.

Supplement dated January 2, 2013
To The Prospectuses Dated October 2, 2006 for

Asset I; Asset II; Plus (Bonus Recap);
Plus (No Recap); Freedom; Select; and Choice

Flexible Payment Deferred Combination Fixed
and Variable Annuity Contracts

Issued Through
Jackson Sage Variable Annuity Account A
Formerly The Sage Variable Annuity Account A

By Jackson National Life Insurance Company®
Formerly by Reassure America Life Insurance Company

This supplement updates certain information contained in the above-referenced prospectuses for Contracts formerly issued by Reassure America Life Insurance Company (“REASSURE”).  Please read it and keep it together with your prospectus for future reference.  Capitalized terms have the same meaning as those included in the prospectus.

Merger of REASSURE and Jackson National Life Insurance Company:

As we previously informed you in supplements dated September 7, 2012 and November 2, 2012, Jackson National Life Insurance Company (“Jackson”) acquired SRLC America Holding Corp. (“SRLC”), the direct parent company of REASSURE, on September 4, 2012 (the “Acquisition”) and REASSURE was to be merged into Jackson effective December 31, 2012.  Following the Acquisition, and effective December 31, 2012, REASSURE merged with and into Jackson (the “Merger”).  The merger of REASSURE and Jackson was approved by the boards of directors and shareholders of REASSURE and Jackson. The Merger also received regulatory approval from the Departments of Insurance of the States of Indiana and Michigan, the states of domicile of REASSURE and Jackson, respectively.

On the date of the Merger, Jackson acquired from its wholly owned subsidiary, REASSURE all of REASSURE’s assets, including the assets of The Sage Variable Annuity Account A under which the Contracts were issued, and REASSURE ceased to exist.  As a result of the Merger, Jackson also became responsible for all of REASSURE’s liabilities and obligations, including those created under the Contracts.  The Contracts were originally issued by Sage Life Assurance of America, Inc. (“Sage”). Sage subsequently merged into Valley Forge Life Insurance Company (“Valley Forge”) in 2006. Valley Forge subsequently merged with REASSURE in 2007 with Valley Forge as the surviving company. Immediately following the previous merger with REASSURE, Valley Forge changed its name to Reassure America Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from REASSURE to Jackson.  You will receive contract endorsements from Jackson that reflect the change from REASSURE to Jackson. The Merger did not result in any adverse tax consequences for any Contract Owners.

The Contracts will continue to be serviced by the current administrator, Alliance-One Services, Inc. and its agents (CSC), and supervised by Jackson staff.  All contact information will remain the same: P.O. Box 290680, Wethersfield, CT 06129-0680, 1-877-835-7243.

Change of Name of the Separate Account:

Effective December 31, 2012, The Sage Variable Annuity Account A is renamed the Jackson Sage Variable Annuity Account A.

Prospectus Updates

As a result of the Merger, the prospectus is modified as follows:

All references to “Reassure America Life Insurance Company” or REASSURE in the prospectus are replaced with “Jackson National Life Insurance Company” or “Jackson”.  All references to “The Sage Variable Annuity Account A” in the prospectus are replaced with “Jackson Sage Variable Annuity Account A”.

The section “Valley Forge Life Insurance Company” (Reassure America Life Insurance Company, as supplemented) appearing in the prospectus under the heading “10. WHAT OTHER INFORMATION SHOULD I KNOW?” is replaced with the following:

JACKSON NATIONAL LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

The section “Distribution of the Contracts” appearing in the prospectus under the heading “10. WHAT OTHER INFORMATION SHOULD I KNOW?” is replaced with the following:

DISTRIBUTION OF THE CONTRACTS

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, is the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. Prior to December 31, 2012, SL Distributors, Inc. was the distributor of the Contracts, and prior to December 18, 2003, Sage Distributors, Inc. was the distributor of the Contracts.

JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. JNLD is not a member of the Securities Investor Protection Corporation.

The Contracts are no longer offered for sale. However, new purchase payments may be made under existing Contracts. Under arrangements made with certain broker-dealers, Jackson may pay trail commissions on additional purchase payments received on the existing Contracts.

The section “Financial Statements” appearing in the prospectus under the heading “10. WHAT OTHER INFORMATION SHOULD I KNOW?” is replaced with the following:

2011 FINANCIAL STATEMENTS

The audited consolidated financial statements of Jackson, the audited statutory financial statements of REASSURE, the audited financial statements of The Sage Variable Annuity Account A (now known as Jackson Sage Variable Annuity Account A); and the unaudited pro forma financial information of Jackson giving effect to the Merger on a pro forma basis appear in the Statement of Additional Information.

If you have any questions regarding the Merger, please contact us at P.O. Box 290680, Wethersfield, CT 06129-0680, 1-877-835-7243.

Supplement dated January 2, 2013
To The Statements of Additional Information Dated October 2, 2006 for

Asset I; Asset II; Plus (Bonus Recap);
Plus (No Recap); Freedom; Select and Choice

Flexible Payment Deferred Combination Fixed
and Variable Annuity Contracts

Issued Through
Jackson Sage Variable Annuity Account A
Formerly The Sage Variable Annuity Account A

By Jackson National Life Insurance Company®
Formerly by Reassure America Life Insurance Company

This supplement updates certain information contained in the above-referenced statements of additional information for Contracts formerly issued by Reassure America Life insurance Company (“REASSURE”).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the statement of additional information is modified as follows:

All references to “Reassure America Life Insurance Company” or “REASSURE” in the statement of additional information are replaced with “Jackson National Life Insurance Company” or “Jackson”.  All references to “The Sage Variable Annuity Account A” in the statement of additional information are replaced with “Jackson Sage Variable Annuity Account A”.

The section “Company” appearing in the statement of additional information is replaced with the following:

JACKSON NATIONAL LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

The section “Distributor” appearing in the statement of additional information is replaced with the following:

DISTRIBUTOR

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, is the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. Prior to December 31, 2012, SL Distributors, Inc. was the distributor of the Contracts, and prior to December 18, 2003, Sage Distributors, Inc. was the distributor of the Contracts.

JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. JNLD is not a member of the Securities Investor Protection Corporation.

The section “Experts” appearing in the statement of additional information is replaced with the following:

EXPERTS

The consolidated financial statements of Jackson National Life Insurance Company as of December 31, 2011 and 2010 and for each of the years in the three year period ending December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at Aon Center, 200 East Randolph Drive, Suite 5500, Chicago, Illinois 60601.

The financial statements of REASSURE and The Sage Variable Annuity Account A for the periods indicated have been included herein in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.  PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, NY 10017.

The section “FINANCIAL STATEMENTS” appearing in the statement of additional information is replaced with the following:

2011 FINANCIAL STATEMENTS

The audited consolidated financial statements of Jackson, the audited statutory financial statements of REASSURE and the audited financial statements of The Sage Variable Annuity Account A (now known as Jackson Sage Variable Annuity Account A); and the unaudited pro forma financial information of Jackson giving effect to the Merger on a pro forma basis are provided below.

The Sage Variable Annuity Account A

Reassure America Life Insurance Company

Year ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

The Sage Variable Annuity Account A

Reassure America Life Insurance Company

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements

Statements of Assets and Liabilities	3-7
Statements of Operations	8-10
Statements of Changes in Net Assets	11-19
Notes to Financial Statements	20-30

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Reassure America Life Insurance Company and the Contractholders of The Sage Variable Annuity Account A:

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the sub-accounts which comprise The Sage Variable Annuity Account A (the "Variable Account") at December 31, 2011, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2011 by correspondence with the underlying funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 20, 2012

2

The Sage Variable Annuity Account A
Statements of Assets and Liabilities
as of December 31, 2011

	Alger Growth and Income Portfolio	Alger Mid Cap Growth Portfolio	Alger Small Cap Growth Portfolio	Columbia Diversified Equity Income Fund	Columbia International Opportunity Fund	Columbia Large Cap Growth Fund
Assets:
Investments, at fair value	$210,389	$463,374	$513,166	$23,311	$-	$6,306
Total Assets	210,389	463,374	513,166	23,311	-	6,306

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$210,389	$463,374	$513,166	$23,311	$-	$6,306

Asset 1**, Asset 2**
Units outstanding*	808	4,179	4,863	2,665	-	716
Unit value	$13.51	$16.73	$11.55	$8.75	$-	$8.81

Asset 1***, Asset 2***
Units outstanding*	5,064	18,310	14,175	-	-	-
Unit value	$9.59	$7.47	$9.93	$-	$-	$-

Choice, Plus ***, Freedom, Select
Units outstanding*	12,956	17,128	31,384	-	-	-
Unit value	$11.65	$14.99	$10.07	$-	$-	$-

Supplemental information:
Investments, at cost	$171,098	$373,982	$356,506	$26,729	$-	$7,183

Shares held	19,589	39,740	16,538	1,857	-	954
	Columbia Small Cap Value Fund VS Class A	Invesco V.I. Capital Appreciation Fund	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II	Invesco V.I. Dividend Growth Series I	Invesco V.I. Global Health Care
Assets:
Investments, at fair value	$41,330	$47,503	$1,169,315	$398,033	$604,477	$65,778
Total Assets	41,330	47,503	1,169,315	398,033	604,477	65,778

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$41,330	$47,503	$1,169,315	$398,033	$604,477	$65,778

Asset 1**, Asset 2**
Units outstanding*	1,212	-	9,920	-	-	-
Unit value	$34.09	$-	$11.03	$-	$-	$-

Asset 1***, Asset 2***
Units outstanding*	-	1,839	60,910	-	929	1,450
Unit value	$-	$7.56	$9.43	$-	$9.15	$10.11

Choice, Plus ***, Freedom, Select
Units outstanding*	-	4,409	51,252	28,894	65,219	4,363
Unit value	$-	$7.63	$9.48	$13.77	$9.14	$11.71

Supplemental information:
Investments, at cost	$37,296	$44,618	$1,001,743	$344,701	$653,090	$60,637

Shares held	2,833	2,218	43,762	15,014	43,054	3,787

*	Units outstanding rounded to nearest whole unit.
**	For contracts purchased prior to May 1, 2001, Asset-Based charges are deductible on a monthly basis.
***	For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily as a percentage of the assets of the Variable Account. Years 8+

See accompanying Notes to Financial Statements.

3

The Sage Variable Annuity Account A
Statements of Assets and Liabilities
as of December 31, 2011

	Invesco V.I. Government Series I	Invesco V.I. Government Series II	Invesco V.I. International Growth Series I	Invesco V.I. International Growth Series II	Invesco V.I. Money Market Fund	Invesco V.I. Technology Fund
Assets:
Investments, at fair value	$346,050	$549,441	$454,518	$731,338	$1,165,847	$792,823
Total Assets	346,050	549,441	454,518	731,338	1,165,847	792,823

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$346,050	$549,441	$454,518	$731,338	$1,165,847	$792,823

Asset 1**, Asset 2**
Units outstanding*	4,062	-	8,732	-	16,633	-
Unit value	$18.92	$-	$17.90	$-	$11.56	$-

Asset 1***, Asset 2***
Units outstanding*	22,486	-	34,943	-	33,817	459
Unit value	$11.97	$-	$8.53	$-	$9.68	$10.08

Choice, Plus ***, Freedom, Select
Units outstanding*	-	40,442	-	42,642	63,177	126,874
Unit value	$-	$13.59	$-	$17.15	$10.23	$6.21

Supplemental information:
Investments, at cost	$341,380	$544,392	$360,459	$659,543	$1,165,847	$689,257

Shares held	27,706	44,346	17,236	28,042	1,165,847	52,297

	Invesco Van Kampen V.I. Capital Growth Fund	Invesco Van Kampen V.I. Comstock Fund	Invesco Van Kampen V.I. Global Value Equity Fund	Invesco Van Kampen V.I. Growth and Income Fund	Invesco Van Kampen V.I. Mid Cap Value Fund	MFS/VIT Core Equity Series
Assets:
Investments, at fair value	$33,082	$198,302	$103,496	$211,476	$454,043	$110,870
Total Assets	33,082	198,302	103,496	211,476	454,043	110,870

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$33,082	$198,302	$103,496	$211,476	$454,043	$110,870

Asset 1**, Asset 2**
Units outstanding*	-	448	518	-	1,502	5,431
Unit value	$-	$8.98	$12.86	$-	$23.21	$10.09

Asset 1***, Asset 2***
Units outstanding*	-	2,890	2,271	-	9,036	1,667
Unit value	$-	$8.91	$6.99	$-	$10.06	$9.26

Choice, Plus ***, Freedom, Select
Units outstanding*	3,220	18,932	7,375	15,308	16,148	4,626
Unit value	$10.28	$8.90	$10.98	$13.81	$20.32	$8.79

Supplemental information:
Investments, at cost	$27,414	$220,912	$104,905	$196,050	$332,083	$90,744

Shares held	1,055	17,518	15,220	11,921	35,472	7,232

*	Units outstanding rounded to nearest whole unit.
**	For contracts purchased prior to May 1, 2001, Asset-Based charges are deductible on a monthly basis.
***	For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily as a percentage of the assets of the Variable Account. Years 8+

See accompanying Notes to Financial Statements.

4

The Sage Variable Annuity Account A
Statements of Assets and Liabilities
as of December 31, 2011

	MFS/VIT High Income Series	MFS/VIT High Income Series Service Class	MFS/VIT Investors Trust Series	MFS/VIT Research Series	MFS/VIT Total Return Series	MFS/VIT Utilities Series
Assets:
Investments, at fair value	$327,413	$90,381	$360,784	$134,268	$930,006	$90,942
Total Assets	327,413	90,381	360,784	134,268	930,006	90,942

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$327,413	$90,381	$360,784	$134,268	$930,006	$90,942

Asset 1**, Asset 2**
Units outstanding*	530	-	1,940	3,637	1,688	-
Unit value	$18.21	$-	$11.67	$11.59	$17.32	$-

Asset 1***, Asset 2***
Units outstanding*	9,649	-	16,502	6,072	54,321	-
Unit value	$11.76	$-	$8.92	$9.42	$10.05	$-

Choice, Plus ***, Freedom, Select
Units outstanding*	12,992	5,758	19,071	3,505	23,844	3,735
Unit value	$15.72	$15.70	$10.01	$9.96	$14.87	$24.35

Supplemental information:
Investments, at cost	$312,012	$91,424	$306,048	$116,147	$837,949	$81,211

Shares held	39,495	10,955	18,588	7,150	50,189	3,535

	Morgan Stanley UIF US Real Estate	Oppenheimer Capital Appreciation Fund VA	Oppenheimer Core Bond Fund VA	Oppenheimer Core Bond Fund VA Class 2	Oppenheimer Global Securities VA Class 2	Oppenheimer Main St Small & Mid-Cap Fund VA
Assets:
Investments, at fair value	$297,620	$575,182	$724,327	$409,173	$26,063	$320,677
Total Assets	297,620	575,182	724,327	409,173	26,063	320,677

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$297,620	$575,182	$724,327	$409,173	$26,063	$320,677

Asset 1**, Asset 2**
Units outstanding*	-	4,408	5,293	-	-	1,308
Unit value	$-	$13.59	$12.59	$-	$-	$24.21

Asset 1***, Asset 2***
Units outstanding*	-	21,729	26,999	-	-	13,545
Unit value	$-	$8.27	$7.66	$-	$-	$9.98

Choice, Plus ***, Freedom, Select
Units outstanding*	13,571	28,236	41,737	43,111	1,845	7,179
Unit value	$21.92	$11.88	$10.80	$9.49	$14.13	$21.43

Supplemental information:
Investments, at cost	$223,372	$479,054	$663,195	$387,250	$24,079	$224,916

Shares held	21,932	14,470	91,920	52,525	958	18,677

*	Units outstanding rounded to nearest whole unit.
**	For contracts purchased prior to May 1, 2001, Asset-Based charges are deductible on a monthly basis.
***	For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily as a percentage of the assets of the Variable Account. Years 8+

See accompanying Notes to Financial Statements.

5

The Sage Variable Annuity Account A
Statements of Assets and Liabilities
as of December 31, 2011

	Rydex VT Basic Materials	Rydex VT Consumer Products	Rydex VT Energy	Rydex VT Energy Services	Rydex VT Health Care	Rydex VT Leisure
Assets:
Investments, at fair value	$4,918	$213,160	$304,902	$4,541	$454,456	$26,686
Total Assets	4,918	213,160	304,902	4,541	454,456	26,686

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$4,918	$213,160	$304,902	$4,541	$454,456	$26,686

Asset 1**, Asset 2**
Units outstanding*	-	-	-	-	-	-
Unit value	$-	$-	$-	$-	$-	$-

Asset 1***, Asset 2***
Units outstanding*	-	-	-	-	-	-
Unit value	$-	$-	$-	$-	$-	$-

Choice, Plus ***, Freedom, Select
Units outstanding*	289	12,753	15,247	256	35,969	2,247
Unit value	$17.04	$16.71	$19.99	$17.74	$12.63	$11.88

Supplemental information:
Investments, at cost	$4,817	$166,520	$288,697	$4,665	$394,786	$21,925

Shares held	190	5,097	10,428	204	15,416	480

	Rydex VT Precious Metal	Rydex VT Retailing	Rydex VT Telecommunications	Rydex VT Transportation	T. Rowe Price Equity Income Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
Assets:
Investments, at fair value	$82,869	$464,354	$61,730	$228,153	$93,064	$293,945
Total Assets	82,869	464,354	61,730	228,153	93,064	293,945

Liabilities	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-

Net Assets	$82,869	$464,354	$61,730	$228,153	$93,064	$293,945

Asset 1**, Asset 2**
Units outstanding*	-	-	-	-	319	2,687
Unit value	$-	$-	$-	$-	$17.42	$27.58

Asset 1***, Asset 2***
Units outstanding*	-	-	-	-	9,587	20,565
Unit value	$-	$-	$-	$-	$9.13	$10.69

Choice, Plus ***, Freedom, Select
Units outstanding*	4,311	36,651	6,248	20,033	-	-
Unit value	$19.23	$12.67	$9.88	$11.39	$-	$-

Supplemental information:
Investments, at cost	$88,726	$372,755	$68,228	$196,702	$78,234	$260,223

Shares held	5,743	32,450	6,859	16,308	4,792	13,820

*	Units outstanding rounded to nearest whole unit.
**	For contracts purchased prior to May 1, 2001, Asset-Based charges are deductible on a monthly basis.
***	For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily as a percentage of the assets of the Variable Account. Years 8+

See accompanying Notes to Financial Statements.

6

The Sage Variable Annuity Account A
Statements of Assets and Liabilities
as of December 31, 2011

T. Rowe Price Personal Strategy Bal Portfolio
Assets:
Investments, at fair value	$12,791
Total Assets	12,791

Liabilities	-
Total Liabilities	-

Net Assets	$12,791

Asset 1**, Asset 2**
Units outstanding*	438
Unit value	$18.40

Asset 1***, Asset 2***
Units outstanding*	462
Unit value	$10.25

Choice, Plus ***, Freedom, Select
Units outstanding*	-
Unit value	$-

Supplemental information:
Investments, at cost	$12,270

Shares held	719

*	Units outstanding rounded to nearest whole unit.
**	For contracts purchased prior to May 1, 2001, Asset-Based charges are deductible on a monthly basis.
***	For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily as a percentage of the assets of the Variable Account. Years 8+

See accompanying Notes to Financial Statements.

7

The Sage Variable Annuity Account A
Statements of Operations
as of December 31, 2011

	Alger Growth and Income Portfolio	Alger Mid Cap Growth Portfolio	Alger Small Cap Growth Portfolio	Columbia Diversified Equity Income Fund	Columbia International Opportunity Fund	Columbia Large Cap Growth Fund
Investment income:
Dividend income	$4,155	$1,865	$-	$479	$-	$30
Total Investment Income	4,155	1,865	-	479	-	30

Expenses:
Mortality, expense risk and administrative charges	3,609	8,382	8,187	307	-	83
Total Expenses	3,609	8,382	8,187	307	-	83
Net investment income (loss)	$546	$(6,517)	$(8,187)	$172	$-	$(53)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$27,190	$70,761	$67,741	$(912)	$(774)	$2,020
Realized gain distributions	-	-	-	-	-	-
Net unrealized gains (losses)	(11,931)	(104,548)	(71,225)	(1,376)	807	(2,231)
Net realized and unrealized investment gains (losses)	15,259	(33,787)	(3,484)	(2,288)	33	(211)
Net increase (decrease) in net assets resulting from operations	$15,805	$(40,304)	$(11,671)	$(2,116)	$33	$(264)

	Columbia Small Cap Value Fund VS Class A	Invesco V.I. Capital Appreciation Fund	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II	Invesco V.I. Dividend Growth Series I	Invesco V.I. Global Health Care
Investment income:
Dividend income	$426	$80	$12,013	$3,309	$1,283	$-
Total Investment Income	426	80	12,013	3,309	1,283	-

Expenses:
Mortality, expense risk and administrative charges	537	1,088	18,734	7,791	10,111	2,534
Total Expenses	537	1,088	18,734	7,791	10,111	2,534
Net investment income (loss)	$(111)	$(1,008)	$(6,721)	$(4,482)	$(8,828)	$(2,534)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$157	$26,489	$54,175	$82,639	$143,085	$32,967
Realized gain distributions	4,671	-	-	-	-	-
Net unrealized gains (losses)	(7,890)	(26,120)	(55,267)	(76,449)	(155,343)	(30,065)
Net realized and unrealized investment gains (losses)	(3,062)	369	(1,092)	6,190	(12,258)	2,902
Net increase (decrease) in net assets resulting from operations	$(3,173)	$(639)	$(7,813)	$1,708	$(21,086)	$368

	Invesco V.I. Government Series I	Invesco V.I. Government Series II	Invesco V.I. International Growth Series I	Invesco V.I. International Growth Series II	Invesco V.I. Money Market Fund	Invesco V.I. Technology Fund
Investment income:
Dividend income	$21,623	$24,526	$7,880	$10,816	$801	$1,567
Total Investment Income	21,623	24,526	7,880	10,816	801	1,567

Expenses:
Mortality, expense risk and administrative charges	6,749	10,578	6,357	13,442	22,462	13,996
Total Expenses	6,749	10,578	6,357	13,442	22,462	13,996
Net investment income (loss)	$14,874	$13,948	$1,523	$(2,626)	$(21,661)	$(12,429)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$(13,954)	$(14,941)	$12,031	$82,409	$-	$61,238
Realized gain distributions	-	-	-	-	-	-
Net unrealized gains (losses)	31,883	38,762	(51,263)	(138,649)	-	(97,291)
Net realized and unrealized investment gains (losses)	17,929	23,821	(39,232)	(56,240)	-	(36,053)
Net increase (decrease) in net assets resulting from operations	$32,803	$37,769	$(37,709)	$(58,866)	$(21,661)	$(48,482)

See accompanying Notes to Financial Statements.

8

The Sage Variable Annuity Account A
Statements of Operations
as of December 31, 2011

	Invesco Van Kampen V.I. Capital Growth Fund	Invesco Van Kampen V.I. Comstock Fund	Invesco Van Kampen V.I. Global Value Equity Fund	Invesco Van Kampen V.I. Growth and Income Fund	Invesco Van Kampen V.I. Mid Cap Value Fund	MFS/VIT Core Equity Series
Investment income:
Dividend income	$-	$5,982	$4,376	$2,420	$3,201	$1,942
Total Investment Income	-	5,982	4,376	2,420	3,201	1,942

Expenses:
Mortality, expense risk and administrative charges	576	4,158	1,907	5,577	7,041	2,832
Total Expenses	576	4,158	1,907	5,577	7,041	2,832
Net investment income (loss)	$(576)	$1,824	$2,469	$(3,157)	$(3,840)	$(890)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$2,872	$107,605	$668	$71,746	$57,071	$32,973
Realized gain distributions	-	-	-	-	-	-
Net unrealized gains (losses)	(4,870)	(109,068)	(19,708)	(91,689)	(49,885)	(47,517)
Net realized and unrealized investment gains (losses)	(1,998)	(1,463)	(19,040)	(19,943)	7,186	(14,544)
Net increase (decrease) in net assets resulting from operations	$(2,574)	$361	$(16,571)	$(23,100)	$3,346	$(15,434)

	MFS/VIT High Income Series	MFS/VIT High Income Series Service Class	MFS/VIT Investors Trust Series	MFS/VIT Research Series	MFS/VIT Total Return Series	MFS/VIT Utilities Series
Investment income:
Dividend income	$35,332	$8,646	$3,593	$1,367	$27,065	$2,896
Total Investment Income	35,332	8,646	3,593	1,367	27,065	2,896

Expenses:
Mortality, expense risk and administrative charges	5,750	1,690	5,926	2,174	14,879	1,597
Total Expenses	5,750	1,690	5,926	2,174	14,879	1,597
Net investment income (loss)	$29,582	$6,956	$(2,333)	$(807)	$12,186	$1,299

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$8,509	$4,827	$26,247	$21,377	$29,274	$4,725
Realized gain distributions	-	-	-	-	-	-
Net unrealized gains (losses)	(27,314)	(9,033)	(33,850)	(24,192)	(37,355)	(1,100)
Net realized and unrealized investment gains (losses)	(18,805)	(4,206)	(7,603)	(2,815)	(8,081)	3,625
Net increase (decrease) in net assets resulting from operations	$10,777	$2,750	$(9,936)	$(3,622)	$4,105	$4,924

	Morgan Stanley UIF US Real Estate	Oppenheimer Capital Appreciation Fund VA	Oppenheimer Core Bond Fund VA	Oppenheimer Core Bond Fund VA Class 2	Oppenheimer Global Securities VA Class 2	Oppenheimer Main St Small & Mid-Cap Fund VA
Investment income:
Dividend income	$2,564	$2,944	$55,310	$31,993	$288	$2,197
Total Investment Income	2,564	2,944	55,310	31,993	288	2,197

Expenses:
Mortality, expense risk and administrative charges	4,913	10,874	12,457	7,530	454	4,898
Total Expenses	4,913	10,874	12,457	7,530	454	4,898
Net investment income (loss)	$(2,349)	$(7,930)	$42,853	$24,463	$(166)	$(2,701)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$37,386	$106,245	$4,019	$17,646	$571	$25,692
Realized gain distributions	-	-	-	-	-	-
Net unrealized gains (losses)	(18,570)	(121,221)	10,866	(11,520)	(3,750)	(33,528)
Net realized and unrealized investment gains (losses)	18,816	(14,976)	14,885	6,126	(3,179)	(7,836)
Net increase (decrease) in net assets resulting from operations	$16,467	$(22,906)	$57,738	$30,589	$(3,345)	$(10,537)

See accompanying Notes to Financial Statements.

9

The Sage Variable Annuity Account A
Statements of Operations
as of December 31, 2011

	Rydex VT Basic Materials	Rydex VT Consumer Products	Rydex VT Energy	Rydex VT Energy Services	Rydex VT Health Care	Rydex VT Leisure
Investment income:
Dividend income	$-	$3,253	$-	$-	$-	$-
Total Investment Income	-	3,253	-	-	-	-

Expenses:
Mortality, expense risk and administrative charges	92	3,643	5,001	85	7,917	447
Total Expenses	92	3,643	5,001	85	7,917	447
Net investment income (loss)	$(92)	$(390)	$(5,001)	$(85)	$(7,917)	$(447)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$36	$19,510	$24,508	$15	$23,227	$2,873
Realized gain distributions	811	-	1,928	545	-	-
Net unrealized gains (losses)	(1,776)	8,257	(30,144)	(1,032)	6,744	(1,586)
Net realized and unrealized investment gains (losses)	(929)	27,767	(3,708)	(472)	29,971	1,287
Net increase (decrease) in net assets resulting from operations	$(1,021)	$27,377	$(8,709)	$(557)	$22,054	$840

	Rydex VT Precious Metal	Rydex VT Retailing	Rydex VT Telecommunications	Rydex VT Transportation	T. Rowe Price Equity Income Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
Investment income:
Dividend income	$74	$-	$792	$-	$1,807	$-
Total Investment Income	74	-	792	-	1,807	-

Expenses:
Mortality, expense risk and administrative charges	1,605	8,032	1,027	3,590	1,508	3,906
Total Expenses	1,605	8,032	1,027	3,590	1,508	3,906
Net investment income (loss)	$(1,531)	$(8,032)	$(235)	$(3,590)	$299	$(3,906)

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$3,971	$41,432	$1,848	$10,593	$753	$4,962
Realized gain distributions	-	-	2,249	-	-	35,021
Net unrealized gains (losses)	(30,815)	(14,651)	(14,970)	(33,518)	(2,025)	(42,045)
Net realized and unrealized investment gains (losses)	(26,844)	26,781	(10,873)	(22,925)	(1,272)	(2,062)
Net increase (decrease) in net assets resulting from operations	$(28,375)	$18,749	$(11,108)	$(26,515)	$(973)	$(5,968)

T. Rowe Price Personal Strategy Bal Portfolio
Investment income:
Dividend income	$786
Total Investment Income	786

Expenses:
Mortality, expense risk and administrative charges	583
Total Expenses	583
Net investment income (loss)	$203

Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	$4,430
Realized gain distributions	-
Net unrealized gains (losses)	(5,586)
Net realized and unrealized investment gains (losses)	(1,156)
Net increase (decrease) in net assets resulting from operations	$(953)

See accompanying Notes to Financial Statements.

10

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Alger Growth and Income Portfolio	Alger Mid Cap Growth Portfolio	Alger Small Cap Growth Portfolio	Columbia Diversified Equity Income Fund	Columbia International Opportunity Fund	Columbia Large Cap Growth Fund
Increase (decrease) in net assets from operations:
Net investment income (loss)	$546	$(6,517)	$(8,187)	$172	$-	$(53)
Realized gains (losses)	27,190	70,761	67,741	(912)	(774)	2,020
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	(11,931)	(104,548)	(71,225)	(1,376)	807	(2,231)
Net increase (decrease) in net assets resulting from operations	$15,805	$(40,304)	$(11,671)	$(2,116)	$33	$(264)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(52,677)	(85,299)	(72,166)	-	(2,114)	(775)
Withdrawals	(22,033)	(24,176)	(24,266)	-	-	-
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(32,508)	(71,012)	(12,538)	-	-	-
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(107,218)	$(180,487)	$(108,970)	$-	$(2,114)	$(775)
Total increase (decrease) in net assets	(91,413)	(220,791)	(120,641)	(2,116)	(2,081)	(1,039)
Net assets at beginning of period	301,802	684,165	633,807	25,427	2,081	7,345
Net assets at end of period	$210,389	$463,374	$513,166	$23,311	$-	$6,306

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(95)	$(9,421)	$(10,278)	$65	$51	$(61))
Realized gains (losses)	7,192	(39,906)	94,673	(117)	(12)	(244)
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	24,120	157,490	63,144	3,090	107	1,537
Net increase (decrease) in net assets resulting from operations	$31,217	$108,163	$147,539	$3,038	$146	$1,232
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(30,581)	(61,145)	(124,314)	-	-	(5,679))
Withdrawals	(10,857)	(22,687)	(32,514)	-	-	-)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	80	(15,341)	(133,278)	-	-	-)
Annual contract fees	-	-	(4)	-	-	-)
Net increase (decrease) in net assets resulting from contract transactions	$(41,358)	$(99,173)	$(290,110)	$-	$-	$(5,679))
Total increase (decrease) in net assets	(10,141)	8,990	(142,571)	3,038	146	(4,447))
Net assets at beginning of period	311,943	675,175	776,378	22,389	1,935	11,792
Net assets at end of period	$301,802	$684,165	$633,807	$25,427	$2,081	$7,345

		See accompanying Notes to Financial Statements.

11

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Columbia Small Cap Value Fund VS Class A	Invesco V.I. Capital Appreciation Fund	Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Series II	Invesco V.I. Dividend Growth Series I	Invesco V.I. Global Health Care
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(111)	$(1,008)	$(6,721)	$(4,482)	$(8,828)	$(2,534)
Realized gains (losses)	157	26,489	54,175	82,639	143,085	32,967
Realized gain distributions	4,671	-	-	-	-	-
Unrealized gains (losses)	(7,890)	(26,120)	(55,267)	(76,449)	(155,343)	(30,065)
Net increase (decrease) in net assets resulting from operations	$(3,173)	$(639)	$(7,813)	$1,708	$(21,086)	$368
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$1,253	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	-	(509)	(149,635)	(153,958)	(49,295)	(124,594)
Withdrawals	-	(6,164)	(46,220)	(31,529)	(19,317)	(33,121)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	-	(66,124)	(45,107)	(68,842)	1,511	(17,482)
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$-	$(72,797)	(239,709)	$(254,329)	$(67,101)	$(175,197)
Total increase (decrease) in net assets	(3,173)	(73,436)	(247,522)	(252,621)	(88,187)	(174,829)
Net assets at beginning of period	44,503	120,939	1,416,837	650,654	692,664	240,607
Net assets at end of period	$41,330	$47,503	1,169,315	$398,033	$604,477	$65,778

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$8	$(1,046)	$(8,504)	$(5,794)	$(10,599)	$(3,719)
Realized gains (losses)	114	(13,937)	77,190	17,023	(79,906)	1,386
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	8,829	30,134	44,225	39,368	155,553	11,131
Net increase (decrease) in net assets resulting from operations	$8,951	$15,151	$112,911	$50,597	$65,048	$8,798
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$1,253	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	-	(35,697)	(373,356)	(80,284)	(181,581)	(24,487)
Withdrawals	-	(7,681)	(51,117)	(32,740)	(29,470)	(10,875)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	-	(30,858)	(119,646)	(71,369)	17,604	1,962
Annual contract fees	-	-	(4)	(5)	(17)	-
Net increase (decrease) in net assets resulting from contract transactions	$-	$(74,236)	(542,870)	$(184,398)	$(193,464)	$(33,400)
Total increase (decrease) in net assets	8,951	(59,085)	(429,959)	(133,801)	(128,416)	(24,602)
Net assets at beginning of period	35,552	180,024	1,846,796	784,455	821,080	265,209
Net assets at end of period	$44,503	$120,939	1,416,837	$650,654	$692,664	$240,607

			See accompanying Notes to Financial Statements.

12

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Invesco V.I. Government Series I	Invesco V.I. Government Series II	Invesco V.I. International Growth Series I	Invesco V.I. International Growth Series II	Invesco V.I. Money Market Fund	Invesco V.I. Technology Fund
Increase (decrease) in net assets from operations:
Net investment income (loss)	$14,874	$13,948	$1,523	$(2,626)	$(21,661)	$(12,429)
Realized gains (losses)	(13,954)	(14,941)	12,031	82,409	-	61,238
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	31,883	38,762	(51,263)	(138,649)	-	(97,291)
Net increase (decrease) in net assets resulting from operations	$32,803	$37,769	$(37,709)	$(58,866)	$(21,661)	$(48,482)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	(786,793)	-
Surrenders	(260,685)	(93,838)	(11,296)	(112,984)	(634,120)	(61,237)
Withdrawals	(12,601)	(37,615)	(20,223)	(32,702)	(132,274)	(24,234)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(35,410)	(74,630)	(2,311)	(20,446)	970,112	(25,103)
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(308,696)	$(206,083)	(33,830)	$(166,132)	$(583,075)	$(110,574)
Total increase (decrease) in net assets	(275,893)	(168,314)	(71,539)	(224,998)	(604,736)	(159,056)
Net assets at beginning of period	621,943	717,755	526,057	956,336	1,770,583	951,879
Net assets at end of period	$346,050	$549,441	$454,518	$731,338	$1,165,847	$792,823

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$22,863	$19,260	$4,668	$1,676	$(36,194)	$(15,622)
Realized gains (losses)	(2,743)	(11,460)	34,329	67,149	-	63,589
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	10,730	21,705	13,971	33,447	-	121,016
Net increase (decrease) in net assets resulting from operations	$30,850	$29,505	$52,968	$102,272	$(36,194)	$168,983
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$5,000	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	(1,388,280)	-
Surrenders	(114,562)	(54,804)	(95,984)	(158,685)	(2,876,829)	(220,462)
Withdrawals	(12,883)	(84,832)	(17,560)	(42,242)	(443,357)	(35,902)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(51,734)	(64,810)	(39,218)	(144,821)	2,746,499	(49,527)
Annual contract fees	-	(6)	-	(15)	(85)	(22)
Net increase (decrease) in net assets resulting from contract transactions	$(174,179)	$(204,452)	(152,762)	$(345,763)	$(1,962,052)	$(305,913)
Total increase (decrease) in net assets	(143,329)	(174,947)	(99,794)	(243,491)	(1,998,246)	(136,930)
Net assets at beginning of period	765,272	892,702	625,851	1,199,827	3,768,829	1,088,809
Net assets at end of period	$621,943	$717,755	$526,057	$956,336	$1,770,583	$951,879

See accompanying Notes to Financial Statements.

13

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Invesco Van Kampen V.I. Capital Growth Fund	Invesco Van Kampen V.I. Comstock Fund	Invesco Van Kampen V.I. Global Value Equity Fund	Invesco Van Kampen V.I. Growth and Income Fund	Invesco Van Kampen V.I. Mid Cap Value Fund	MFS/VIT Core Equity Series
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(576)	$1,824	$2,469	$(3,157)	$(3,840)	$(890)
Realized gains (losses)	2,872	107,605	668	71,746	57,071	32,973
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	(4,870)	(109,068)	(19,708)	(91,689)	(49,885)	(47,517)
Net increase (decrease) in net assets resulting from operations	$(2,574)	$361	$(16,571)	$(23,100)	$3,346	$(15,434)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(11,065)	(67,128)	(7,340)	(180,785)	(85,688)	(111,044)
Withdrawals	(725)	(16,098)	(3,315)	(37,476)	(27,238)	(28,322)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	-	(73,123)	(8,297)	1,560	(10,374)	1,514
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(11,790)	$(156,349)	$(18,952)	$(216,701)	$(123,300)	$(137,852)
Total increase (decrease) in net assets	(14,364)	(155,988)	(35,523)	(239,801)	(119,954)	(153,286)
Net assets at beginning of period	47,446	354,290	139,019	451,277	573,997	264,156
Net assets at end of period	$33,082	$198,302	$103,496	$211,476	$454,043	$110,870

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(769)	$(321)	$865	$(7,695)	$(3,151)	$(1,153)
Realized gains (losses)	5,803	(7,864)	(22,163)	(34,524)	(3,891)	4,988
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	2,974	54,632	33,431	87,009	113,741	33,579
Net increase (decrease) in net assets resulting from operations	$8,008	$46,447	$12,133	$44,790	$106,699	$37,414
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(19,742)	(31,783)	(74,458)	(105,738)	(65,461)	(36,901)
Withdrawals	-	(18,758)	(3,930)	(7,070)	(27,574)	(1,983)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(48)	(37,984)	(22,052)	(51,115)	(48,045)	(1,343)
Annual contract fees	-	-	-	-	(2)	-
Net increase (decrease) in net assets resulting from contract transactions	$(19,790)	$(88,525)	$(100,440)	$(163,923)	$(141,082)	$(40,227)
Total increase (decrease) in net assets	(11,782)	(42,078)	(88,307)	(119,133)	(34,383)	(2,813)
Net assets at beginning of period	59,228	396,368	227,326	570,410	608,380	266,969
Net assets at end of period	$47,446	$354,290	$139,019	$451,277	$573,997	$264,156

			See accompanying Notes to Financial Statements.

14

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010
For the year ended December 31, 2011	MFS/VIT High Income Series	MFS/VIT High Income Series Service Class	MFS/VIT Investors Trust Series	MFS/VIT Research Series	MFS/VIT Total Return Series	MFS/VIT Utilities Series
Increase (decrease) in net assets from operations:
Net investment income (loss)	$29,582	$6,956	$(2,333)	$(807)	$12,186	$1,299
Realized gains (losses)	8,509	4,827	26,247	21,377	29,274	4,725
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	(27,314)	(9,033)	(33,850)	(24,192)	(37,355)	(1,100)
Net increase (decrease) in net assets resulting from operations	$10,777	$2,750	$(9,936)	$(3,622)	$4,105	$4,924
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$626	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(51,018)	(17,713)	(48,380)	(40,043)	(99,027)	(4,725)
Withdrawals	(53,113)	(4,675)	(12,542)	(4,856)	(78,615)	(2,037)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(16,913)	(9,010)	(10,513)	28	(32,832)	(7,689)
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(121,044)	$(30,772)	$(71,435)	$(44,871)	$(210,474)	$(14,451)
Total increase (decrease) in net assets	(110,267)	(28,022)	(81,371)	(48,493)	(206,369)	(9,527)
Net assets at beginning of period	437,680	118,403	442,155	182,761	1,136,375	100,469
Net assets at end of period	$327,413	$90,381	$360,784	$134,268	$930,006	$90,942

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$42,071	$10,494	$(925)	$(654)	$15,226	$1,864
Realized gains (losses)	64,761	(3,905)	21,540	19,699	27,707	5,937
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	(34,509)	10,771	23,673	586	54,090	1,352
Net increase (decrease) in net assets resulting from operations	$72,323	$17,360	$44,288	$19,631	$97,023	$9,153
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$626	$-	$-	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(100,834)	(60,954)	(53,181)	(23,432)	(301,346)	(35,651)
Withdrawals	(51,448)	(9,831)	(17,750)	(11,236)	(61,585)	(3,381)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(1,158,490)	(18,347)	(84,823)	(96,696)	(17,667)	304
Annual contract fees	-	-	(4)	-	-	(2)
Net increase (decrease) in net assets resulting from contract transactions	$(1,310,772)	$(88,506)	$(155,758)	$(131,364)	$(380,598)	$(38,730)
Total increase (decrease) in net assets	(1,238,449)	(71,146)	(111,470)	(111,733)	(283,575)	(29,577)
Net assets at beginning of period	1,676,129	189,549	553,625	294,494	1,419,950	130,046
Net assets at end of period	$437,680	$118,403	$442,155	$182,761	$1,136,375	$100,469

See accompanying Notes to Financial Statements.

15

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Morgan Stanley UIF US Real Estate	Oppenheimer Capital Appreciation Fund VA	Oppenheimer Core Bond Fund VA	Oppenheimer Core Bond Fund VA Class 2	Oppenheimer Global Securities VA Class 2	Oppenheimer Main St Small & Mid-Cap Fund VA
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(2,349)	$(7,930)	$42,853	$24,463	$(166)	$(2,701)
Realized gains (losses)	37,386	106,245	4,019	17,646	571	25,692
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	(18,570)	(121,221)	10,866	(11,520)	(3,750)	(33,528)
Net increase (decrease) in net assets resulting from operations	$16,467	$(22,906)	$57,738	$30,589	$(3,345)	$(10,537)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$1,253	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(23,986)	(195,296)	(169,012)	(65,511)	-	(105,492)
Withdrawals	(10,083)	(50,616)	(38,859)	(25,159)	-	(5,660)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(18,769)	(27,192)	(80,631)	(76,438)	10,762	13
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(52,838)	$(273,104)	$(288,502)	$(167,108)	$12,015	$(111,139)
Total increase (decrease) in net assets	(36,371)	(296,010)	(230,764)	(136,519)	8,670	(121,676)
Net assets at beginning of period	333,991	871,192	955,091	545,692	17,393	442,353
Net assets at end of period	$297,620	$575,182	$724,327	$409,173	$26,063	$320,677

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$2,011	$(11,500)	$8,447	$1,843	$140	$(3,313)
Realized gains (losses)	30,854	59,100	(44,417)	(73,775)	(18,986)	(1,537)
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	50,317	17,704	156,065	132,076	21,633	88,009
Net increase (decrease) in net assets resulting from operations	$83,182	$65,304	$120,095	$60,144	$2,787	$83,159
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-	$-	$-	$-	$1,253	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(67,235)	(145,875)	(238,437)	(270,256)	(40,806)	(79,608)
Withdrawals	(14,714)	(16,748)	(43,510)	(64,965)	(725)	(2,014)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(38,868)	(64,610)	(284,816)	2,019	(35,836)	(5,538)
Annual contract fees	(8)	-	(4)	(2)	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(120,825)	$(227,233)	$(566,767)	$(333,204)	$(76,114)	$(87,160)
Total increase (decrease) in net assets	(37,643)	(161,929)	(446,672)	(273,060)	(73,327)	(4,001)
Net assets at beginning of period	371,634	1,033,121	1,401,763	818,752	90,720	446,354
Net assets at end of period	$333,991	$871,192	$955,091	$545,692	$17,393	$442,353

			See accompnaying Notes to Financial Statements.

16

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Rydex VT Basic Materials	Rydex VT Consumer Products	Rydex VT Energy	Rydex VT Energy Services	Rydex VT Health Care	Rydex VT Leisure
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(92)	$(390)	$(5,001)	$(85)	$(7,917)	$(447)
Realized gains (losses)	36	19,510	24,508	15	23,227	2,873
Realized gain distributions	811	-	1,928	545	-	-
Unrealized gains (losses)	(1,776)	8,257	(30,144)	(1,032)	6,744	(1,586)
Net increase (decrease) in net assets resulting from operations	$(1,021)	$27,377	$(8,709)	$(557)	$22,054	$840
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$626	$-	$626	$626	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	-	(14,433)	(20,913)	-	(34,102)	(3,351)
Withdrawals	-	(5,046)	(9,853)	-	(12,934)	(1,674)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	20	(44,382)	9,056	-	(53,621)	(1,538)
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$646	$(63,861)	$(21,084)	$626	$(100,657)	$(6,563)
Total increase (decrease) in net assets	(375)	(36,484)	(29,793)	69	(78,603)	(5,723)
Net assets at beginning of period	5,293	249,644	334,695	4,472	533,059	32,409
Net assets at end of period	$4,918	$213,160	$304,902	$4,541	$454,456	$26,686

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(314)	$(847)	$(4,119)	$(289)	$(7,183)	$(541)
Realized gains (losses)	(1,194)	(3,649)	(31,569)	6,872	(4,945)	10,966
Realized gain distributions	-	-	-	-	-	-
Unrealized gains (losses)	3,462	40,376	92,179	(6,703)	38,789	(972)
Net increase (decrease) in net assets resulting from operations	$1,954	$35,880	$56,491	$(120)	$26,661	$9,453
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$626	$-	$626	$626	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(10,905)	(68,977)	(98,907)	(13,422)	(131,185)	(8,208)
Withdrawals	-	(7,031)	(14,727)	(282)	(18,416)	(2,478)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(14,977)	(9,173)	(23,436)	(9,702)	35,622	(4,280)
Annual contract fees	-	(6)	(7)	-	(13)	(1)
Net increase (decrease) in net assets resulting from contract transactions	$(25,256)	$(85,187)	$(136,451)	$(22,780)	$(113,992)	$(14,967)
Total increase (decrease) in net assets	(23,302)	(49,307)	(79,960)	(22,900)	(87,331)	(5,514)
Net assets at beginning of period	28,595	298,951	414,655	27,372	620,390	37,923
Net assets at end of period	$5,293	$249,644	$334,695	$4,472	$533,059	$32,409

			See accompanying Notes to Financial Statements.

17

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	Rydex VT Precious Metal	Rydex VT Retailing	Rydex VT Telecommunications	Rydex VT Transportation	T. Rowe Price Equity Income Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(1,531)	$(8,032)	$(235)	$(3,590)	$299	$(3,906)
Realized gains (losses)	3,971	41,432	1,848	10,593	753	4,962
Realized gain distributions	-	-	2,249	-	-	35,021
Unrealized gains (losses)	(30,815)	(14,651)	(14,970)	(33,518)	(2,025)	(42,045)
Net increase (decrease) in net assets resulting from operations	$(28,375)	$18,749	$(11,108)	$(26,515)	$(973)	$(5,968)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$626	$-	$-	$626	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(4,040)	(36,637)	(3,886)	(13,718)	(10,460)	(4,816)
Withdrawals	(4,596)	(13,642)	(1,650)	(4,996)	(17,831)	(761)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	8,627	(42,660)	7,485	21,151	(20,345)	(20,988)
Annual contract fees	-	-	-	-	-	-
Net increase (decrease) in net assets resulting from contract transactions	$617	$(92,939)	$1,949	$3,063	$(48,636)	$(26,565)
Total increase (decrease) in net assets	(27,758)	(74,190)	(9,159)	(23,452)	(49,609)	(32,533)
Net assets at beginning of period	110,627	538,544	70,889	251,605	142,673	326,478
Net assets at end of period	$82,869	$464,354	$61,730	$228,153	$93,064	$293,945

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(2,156)	$(8,968)	$(25)	$(4,390)	$824	$(4,193)
Realized gains (losses)	32,975	30,385	(9,036)	(3,655)	(1,714)	11,577
Realized gain distributions	-	-	-	-	-	16,646
Unrealized gains (losses)	5,772	96,610	16,915	63,013	19,036	52,089
Net increase (decrease) in net assets resulting from operations	$36,591	$118,027	$7,854	$54,968	$18,146	$76,119
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$626	$-	$-	$626	$-	$-
Death Benefits	-	-	-	-	-	-
Surrenders	(50,663)	(133,611)	(17,593)	(82,040)	(12,095)	(61,822)
Withdrawals	(6,077)	(19,984)	(1,521)	(7,159)	(5,491)	(4,499)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(34,063)	(50,711)	(474)	(43,113)	(1,135)	(10,134)
Annual contract fees	(2)	(13)	(2)	(6)	-	-
Net increase (decrease) in net assets resulting from contract transactions	$(90,179)	$(204,319)	$(19,590)	$(131,692)	$(18,721)	$(76,455)
Total increase (decrease) in net assets	(53,588)	(86,292)	(11,736)	(76,724)	(575)	(336)
Net assets at beginning of period	164,215	624,836	82,625	328,329	143,248	326,814
Net assets at end of period	$110,627	$538,544	$70,889	$251,605	$142,673	$326,478

See accompanying Notes to Financial Statements.

18

The Sage Variable Annuity Account A
Statements of Changes in Net Assets
For the years ended December 31, 2011 and 2010

For the year ended December 31, 2011	T. Rowe Price Personal Strategy Bal Portfolio
Increase (decrease) in net assets from operations:
Net investment income (loss)	$203
Realized gains (losses)	4,430
Realized gain distributions	-
Unrealized gains (losses)	(5,586)
Net increase (decrease) in net assets resulting from operations	$(953)
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-
Death Benefits	-
Surrenders	(33,637)
Withdrawals	-
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	-
Annual contract fees	-
Net increase (decrease) in net assets resulting from contract transactions	$(33,637)
Total increase (decrease) in net assets	(34,590)
Net assets at beginning of period	47,381
Net assets at end of period	$12,791

For the year ended December 31, 2010
Increase (decrease) in net assets from operations:
Net investment income (loss)	$470
Realized gains (losses)	71
Realized gain distributions	-
Unrealized gains (losses)	4,671
Net increase (decrease) in net assets resulting from operations	$5,212
Increase (decrease) in net assets from contract transactions:
Net premiums/deposits	$-
Death Benefits	-
Surrenders	-
Withdrawals	(762)
Net transfers in (out) of sub-accounts / fixed accounts - Note 1	(90)
Annual contract fees	-
Net increase (decrease) in net assets resulting from contract transactions	$(852)
Total increase (decrease) in net assets	4,360
Net assets at beginning of period	43,021
Net assets at end of period	$47,381

See accompanying Notes to Financial Statements.

19

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 1.  Organization:

The Sage Variable Annuity Account A (the “Variable Account”), a unit investment trust registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, is a separate investment account of Reassure America Life Insurance Company (“Realic” or the “Company”).  On September 30, 2007, Reassure America Life Insurance Company, an Illinois-domiciled company, was merged with and into Valley Forge Life Insurance Company ("VFL") with Valley Forge being the surviving entity to such merger.  Immediately following the statutory merger, Valley Forge, an Indiana-domiciled company, changed its name to Realic.  The Company is a wholly-owned subsidiary of SRLC America Holding Corp., which in turn is a wholly-owned indirect subsidiary of Swiss Re Ltd., based in Zurich, Switzerland.

The Variable Account currently offers the following 50 variable fund investments (“sub-accounts”) each of which invests in shares of corresponding funds (“Funds”), in which the contractholders bear all of the investment risk.  Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the SEC.  The Investment Advisors and sub-accounts are as follows:

INVESTMENT ADVISOR:	INVESTMENT ADVISOR:	INVESTMENT ADVISOR:
Fund/sub-account	Fund/sub-account	Fund/sub-account

FRED ALGER MANAGEMENT, INC:

Alger Growth and Income Portfolio
Alger Mid Cap Growth Portfolio
Alger Small Cap Growth Portfolio

COLUMBIA MANAGEMENT ADVISORS, LLC.:

Columbia International Opportunity Fund
Columbia Large Cap Growth Fund
Columbia Diversified Equity Income Fund
Columbia Small Cap Value Fund VS Class A

INVESCO ADVISORS, INC:

Invesco Van Kampen V.I. Capital Growth Fund
Invesco Van Kampen V.I. Growth and Income Fund
Invesco Van Kampen V.I. Global Value Equity Fund
Invesco Van Kampen V.I. Mid Cap Value Fund
Invesco Van Kampen V.I. Comstock Fund
Invesco V.I. Captial Appreciation Fund
Invesco V.I. Government Series I
Invesco V.I. Government Series II
Invesco V.I. Core Equity Series I
Invesco V.I. Core Equity Series II

INVESCO ADVISORS, INC:
Invesco V.I. Dividend Growth Series I
Invesco V.I. Global Health Care
Invesco V.I. International Growth Series I
Invesco V.I. International Growth Series II
Invesco V.I. Money Market Fund
Invesco V.I. Technology Fund

MASSACHUSETTS FINANCIAL SERVICES INVESTMENT MANAGEMENT:

MFS/VIT Utilities Series
MFS/VIT Core Equity Series
MFS/VIT High Income Series
MFS/VIT High Income Series Service Class
MFS/VIT Investors Trust Series
MFS/VIT Research Series
MFS/VIT Total Return Series

MORGAN STANLEY INVESTMENT MANAGEMENT, INC:

Morgan Stanley UIF US Real Estate

OPPENHEIMER FUNDS, INC:

Oppenheimer Core Bond Fund VA Class 2
Oppenheimer Core Bond Fund VA
Oppenheimer Capital Appreciation Fund VA
Oppenheimer Global Securities VA Class 2
Oppenheimer Main St Small & Mid-Cap Fund VA

RYDEX INVESTMENTS:

Rydex VT Basic Materials
Rydex VT Consumer Products
Rydex VT Energy
Rydex VT Energy Services
Rydex VT Financial Services
Rydex VT Health Care
Rydex VT Leisure
Rydex VT Precious Metal
Rydex VT Retailing
Rydex VT Telecommunications
Rydex VT Transportation

T. ROWE PRICE ASSOCIATES, INC:

T. Rowe Price Equity Income Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Personal Strategy Balanced Portfolio

Variable annuity contracts are no longer offered for sale.  However, the Variable Account continues to accept new policy  payments on, and process transactions for, existing contracts, including the Asset 1, Asset 2, Choice, Plus, Freedom and Select Variable Annuity Contracts (collectively, the "Contracts").  Under the terms of the contracts, contractholders select where the net purchase payments of the Contracts are invested.  The contractholder may choose to invest in either the Variable Account, Fixed Account I or Fixed Account II (collectively, the “Fixed Accounts”) or both the Variable Account and the Fixed Accounts.

The Fixed Account I, which is part of the General Account, offers a guaranteed fixed interest rate. The Fixed Account II, which is segregated from the General Account, offers various interest rates and time periods. The Fixed Accounts have not been registered under the Securities Act of 1933 nor have the Fixed Accounts been registered as an investment company under the Investment Company Act of 1940.  The accompanying financial statements do not reflect amounts invested in the Fixed Accounts.

20

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 1.  Organization (continued)

The assets of the Variable Account are segregated from the Company’s General Account and other separate accounts.  The contractholder (before the maturity date, while the contractholder is still living or the contract is in force), may transfer all or part of any sub-account value to another sub-account(s) or to the Fixed Accounts, or transfer all or part of amounts in the Fixed Accounts to any sub-account(s).

Note 2.  Summary of Significant Accounting Policies

Valuation of Investments - The Variable Account is subject to the provisions of Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”), effective January 1, 2008.  This standard defines fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements.  ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques, giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.  The hierarchy of inputs is summarized below.

•Level 1 – quoted prices in active markets for identical investments

•Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•Level 3 – significant unobservable inputs (including the Variable Account’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Variable Account’s investments in all funds included in the table in Note 1 are classified as Level 1 investments.

Investment Income and Realized Gain Distribution - Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Dividends and distributions are reinvested in additional shares of the Funds.

Realized Investment Gains and Losses - Realized investment gains and losses represent the difference between the proceeds from sales of Fund shares held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.  Transactions are recorded on a trade date basis.

Federal Income Taxes - The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (“IRC”).  Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Variable Account to the extent the earnings are credited under the contracts.  Based on this, no charge is being made currently to the Variable Account for federal income taxes.  The Company will review periodically the status of this policy in the event of changes in the tax law.  A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Management evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax liabilities in the financial statements.  Recognition of tax benefits of an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities.  Management has analyzed the Variable Account’s tax positions taken on federal income tax returns for all open tax years (current and prior three tax years), and has concluded that no provision for federal income tax is required in the Variable Account’s financial statements.

Diversification Requirements - Under the provisions of Section 817(h) of the IRC, a variable annuity contract will not be treated as an annuity contract under Section 772 of the IRC for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The IRC provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The Company believes, based on the prospectuses and financial statements of each of the Funds in which the Variable Account participates, that the Variable Account is in compliance with the diversification requirements of the IRC.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

Contingencies and Commitments – In the normal course of business, the Company enters into contracts necessary to support the Variable Account that contain a variety of representations and warranties and which provide general indemnifications.  The Company’s maximum exposure under these arrangements is unknown.  However, based on experience, the Company expects the risk of loss to be remote.

21

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011
Note 2. Summary of Significant Accounting Policies (continued)

Investment Risks - The underlying funds of the Variable Account indirectly bear exposure to the market, credit, and liquidity risks of the portfolios in which they invest. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes contained in the Annual Reports of the funds, which are distributed by the Company to the contractholders.

Note 3. Purchases and Sales of Investments

The cost of purchases (including distributions received and reinvested) and proceeds from sales of investments for the year ended December 31, 2011, were as follows:

Fund	Purchases	Sales
Alger Growth and Income Portfolio	$8,591	$115,263
Alger Mid Cap Growth Portfolio	10,991	197,995
Alger Small Cap Growth Portfolio	45,631	162,788
Columbia Diversified Equity Income Fund	27,432	27,062
Columbia International Opportunity Fund	-	2,114
Columbia Large Cap Growth Fund	7,273	8,300
Columbia Small Cap Value Fund VS Class A	5,097	537
Invesco V.I. Capital Appreciation Fund	8,572	82,378
Invesco V.I. Core Equity Series I	33,802	280,234
Invesco V.I. Core Equity Series II	18,872	277,683
Invesco V.I. Dividend Growth Series I	722,528	798,466
Invesco V.I. Global Health Care	61,741	239,472
Invesco V.I. Government Series I	38,317	332,140
Invesco V.I. Government Series II	44,559	236,694
Invesco V.I. International Growth Series I	27,228	59,535
Invesco V.I. International Growth Series II	70,623	239,381
Invesco V.I. Money Market Fund	1,129,121	1,733,857
Invesco V.I. Technology Fund	36,058	159,061
Invesco Van Kampen V.I. Capital Growth Fund	-	12,366
Invesco Van Kampen V.I. Comstock Fund	302,444	456,969
Invesco Van Kampen V.I. Global Value Equity Fund	4,376	20,858
Invesco Van Kampen V.I. Growth and Income Fund	64,578	284,433
Invesco Van Kampen V.I. Mid Cap Value Fund	24,113	151,253
MFS/VIT Core Equity Series	59,651	198,393
MFS/VIT High Income Series	36,247	127,709
MFS/VIT High Income Series Service Class	13,543	37,359
MFS/VIT Investors Trust Series	22,069	95,836
MFS/VIT Research Series	19,516	65,194
MFS/VIT Total Return Series	40,502	238,791
MFS/VIT Utilities Series	2,896	16,046
Morgan Stanley UIF US Real Estate	9,429	64,617
Oppenheimer Capital Appreciation Fund VA	58,881	339,916
Oppenheimer Core Bond Fund VA	73,546	319,195
Oppenheimer Core Bond Fund VA Class 2	66,419	209,063
Oppenheimer Global Securities VA Class 2	13,522	1,673
Oppenheimer Main St Small & Mid-Cap Fund VA	2,525	116,364
Rydex VT Basic Materials	1,439	73
Rydex VT Consumer Products	3,374	67,625
Rydex VT Energy	62,379	86,535
Rydex VT Energy Services	1,165	79
Rydex VT Health Care	2,635	111,210
Rydex VT Leisure	1,727	8,736
Rydex VT Precious Metal	15,897	16,812
Rydex VT Retailing	14,230	115,203
Rydex VT Telecommunications	11,930	7,886
Rydex VT Transportation	30,082	30,609
T. Rowe Price Equity Income Portfolio	2,294	50,630
T. Rowe Price Mid-Cap Growth Portfolio	37,100	32,551
T. Rowe Price Personal Strategy Balanced Portfolio	786	34,220

22

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 4. Expenses and Related Party Transactions

The Company deducts charges and other expenses associated with the contracts that reduce the return of the investments in the Contracts. These deductions are outlined below for each of the six contracts.

The Company permits 12 free transfers, which are subject to certain limitation on dollar amounts and frequency, among and between the sub-accounts within the Variable Account per contract year. For each additional transfer, the Company may charge $25 at the time each such transfer is processed.

Product	Annual Administration Charge	Surrender Charges	Daily Expense Charge	Sales Charges
Asset 1	$30 to $40 - year 1-7 **	7% - year1-2	1.40% of assets for year 1–7*	None
	$ 0 - year 8+	6% - year 3	1.25% of assets for year 8+*
5% - year 4
4% - year 5
3% - year 6
1% - year 7
0% -year 8+
Asset 2	$30 to $40 - year 1-7	None	1.40% of assets for year 1–7*	None
	$ 0 - year 8+		1.25% of assets for year 8+*
Choice	$30 to $40 - year 1-7 **	7% - year1-2	1.40% of assets	None
	$ 0 - year 8+	6% - year 3
5% - year 4
4% - year 5
3% - year 6
1% - year 7
0% -year 8+
Freedom	None	None	1.55% of assets	None
1.40% of assets effective from December 2010
Plus	$30 to $40 - year 1-7 **	8.5% - year 1-2	1.60% of assets for year 1 – 7	None
	$ 0 - year 8+	5.5% to 8.5% - year 3	1.40% of assets for year 8+
5% to 7% - year 4
4% to 5% - year 5
3% - year 6
1% - year 7
0% - year 8+
Select	None	8% - year 1	1.65% of assets	None
		6% - year 2	1.40% of assets effective from December 2010
4% - year 3
0%-year 4+

* For contracts purchased prior to May 1, 2001, asset-based charges are deducted on a monthly basis during the accumulation phase, which have been charged through the redemption of units, but has been presented as expense in the statement of operations. For contracts purchased on or after May 1, 2001, Asset-Based charges are deductible daily, as a percentage of the assets of the variable account.

** Applicable if contract value is below $50,000.

Certain states and municipalities impose tax on the Contracts with respect to the receipt of annuity considerations.
This tax ranges from 0% to 3.5% of such consideration and it is reflected at the contractholder level.

Additionally, the Company deducts a monthly charge on account values for optional riders, at an annual rate ranging from 0.05% to 0.55%.

The Company and its affiliates may receive fees from the Funds or their investment advisors, administrators and distributors for providing distribution, administrative or other services to the Funds.

23

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 5. Changes in Units Outstanding

The changes in units outstanding for the years ended December 31, 2011 and 2010 were as follows:
		2011		2010
Fund	Units Issued*	Units Redeemed*	Net Increase (Decrease)*	Units Issued*	Units Redeemed*	Net Increase (Decrease)*

Alger Growth and Income Portfolio	-	9,006	(9,006)	3,904	8,608	(4,704)
Alger Mid Cap Growth Portfolio	895	13,340	(12,445)	1,349	9,308	(7,959)
Alger Small Cap Growth Portfolio	3,156	12,366	(9,210)	-	28,722	(28,722)
Columbia Diversified Equity Income Fund	2,688	1,862	826	-	23	(23)
Columbia International Opportunity Fund	-	113	(113)	-	1	(1)
Columbia Large Cap Growth Fund	722	920	(198)	-	810	(810)
Columbia Small Cap Value Fund VS Class A	-	16	(16)	-	15	(15)
Invesco V.I. Capital Appreciation Fund	998	9,174	(8,176)	8	10,051	(10,043)
Invesco V.I. Core Equity Series I	792	24,295	(23,503)	7,567	64,964	(57,397)
Invesco V.I. Core Equity Series II	577	18,127	(17,550)	1,686	15,723	(14,037)
Invesco V.I. Dividend Growth Series I	71,659	129,157	(57,498)	32,959	65,925	(32,966)
Invesco V.I. Global Health Care	-	15,453	(15,453)	1,941	5,156	(3,215)
Invesco V.I. Government Series I	-	26,279	(26,279)	1,038	15,355	(14,317)
Invesco V.I. Government Series II	-	15,628	(15,628)	6,622	23,120	(16,498)
Invesco V.I. International Growth Series I	1,645	4,871	(3,226)	223	15,208	(14,985)
Invesco V.I. International Growth Series II	2,831	11,335	(8,504)	525	20,849	(20,324)
Invesco V.I. Money Market Fund	101,939	156,482	(54,543)	275,055	462,792	(187,737)
Invesco V.I. Technology Fund	3,829	19,669	(15,840)	37,924	70,369	(32,445)
Invesco Van Kampen V.I. Capital Growth Fund	-	1,042	(1,042)	776	2,801	(2,025)
Invesco Van Kampen V.I. Comstock Fund	27,722	29,921	(2,199)	18	7,909	(7,891)
Invesco Van Kampen V.I. Global Value Equity Fund	7	2,208	(2,201)	1,435	10,827	(9,392)
Invesco Van Kampen V.I. Growth and Income Fund	103	16,282	(16,179)	281	12,870	(12,589)
Invesco Van Kampen V.I. Mid Cap Value Fund	978	6,882	(5,904)	2,264	11,953	(9,689)
MFS/VIT Core Equity Series	45	16,784	(16,739)	1,742	6,299	(4,557)
MFS/VIT High Income Series	-	9,288	(9,288)	-	96,191	(96,191)
MFS/VIT High Income Series Service Class	184	2,150	(1,966)	470	6,741	(6,271)
MFS/VIT Investors Trust Series	1,609	8,230	(6,621)	250	15,786	(15,536)
MFS/VIT Research Series	191.00	4,641	(4,450)	-	15,184	(15,184)
MFS/VIT Total Return Series	868	18,333	(17,465)	11,944	43,928	(31,984)
MFS/VIT Utilities Series	-	599	(599)	1,704	3,680	(1,976)
Morgan Stanley UIF U.S. Real Estate	-	2,340	(2,340)	3,686	10,574	(6,888)
Oppenheimer Capital Appreciation Fund VA	101	24,229	(24,128)	1,711	22,786	(21,075)
Oppenheimer Core Bond Fund VA	-	31,391	(31,391)	-	64,808	(64,808)
Oppenheimer Core Bond Fund VA Class 2	-	18,079	(18,079)	14,570	54,437	(39,867)
Oppenheimer Global Securities VA Class 2	833	99	734	89	5,585	(5,496)
Oppenheimer Main Street Small & Mid-Cap Fund VA	36	5,852	(5,816)	1,292	6,351	(5,059)
Rydex VT Basic Materials	34	1	33	36	1,506	(1,470)
Rydex VT Consumer Products	-	4,004	(4,004)	2,556	9,113	(6,557)
Rydex VT Energy	1,902	2,196	(294)	3,769	10,940	(7,171)
Rydex VT Energy Services	31	1	30	39	1,527	(1,488)
Rydex VT Health Care	-	7,589	(7,589)	14,175	24,253	(10,078)
Rydex VT Leisure	102	612	(510)	676	2,080	(1,404)
Rydex VT Precious Metal	578	570	8	31	4,451	(4,420)
Rydex VT Retailing	-	7,488	(7,488)	10,995	30,376	(19,381)
Rydex VT Telecommunications	847	655	192	1,406	3,359	(1,953)
Rydex VT Transportation	2,920	2,250	670	1,289	12,977	(11,688)
T Rowe Price Equity Income Portfolio	64.00	4,511	(4,447)	-	2,044	(2,044)
T Rowe Price Mid Cap Growth Portfolio	83.00	1,052	(969)	-	4,739	(4,739)
T Rowe Price Personal Strategy Balance Portfolio	-	3,308	(3,308)	-	93	(93)

*Units issued and redeemed include transfers in and transfers out, respectively.

24

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 6. Financial Highlights

A summary of unit value, number of outstanding units and net assets for the variable annuity contracts, the investment income ratio, expense ratio, and total return, excluding expenses of the underlying funds, for each of the five years in the period ended
December 31, 2011, are as follows. Unit Values are rounded to two decimal places. Number of units are rounded to the nearest whole unit.

	At year end			For the year ended
				Investment Income
	Number of		Net Assets	Ratio*	Expense
December 31, 2011	Units	Unit Value	(000s)		Ratio***	Total Return***
Alger Growth and Income Portfolio	18,828	$9.59 - 13.51	$210	1.67%	1.25% - 1.40%	5.02% - 6.51%
Alger Mid Cap Growth Portfolio	39,617	7.47 - 16.73	463	0.33%	1.25% - 1.40%	-9.56% - -8.27%
Alger Small Cap Growth Portfolio	50,422	9.93 - 11.55	513	-	1.25% - 1.40%	-4.54% - -3.18%
Columbia Diversified Equity Income Fund	2,665	8.75	23	2.03%	1.40%	-
Columbia International Opportunity Fund	-	-	-	-	-	-
Columbia Large Cap Growth Fund	716	8.81	6	0.46%	1.40%	-
Columbia Small Cap Value Fund VS Class A	1,212	34.09	41	0.99%	1.40%	-5.96%
Invesco V.I. Capital Appreciation Fund	6,248	7.56 - 7.63	48	0.11%	1.25% - 1.40%	-9.20% - -7.91%
Invesco V.I. Core Equity Series I	122,082	9.43 - 11.03	1,169	0.91%	1.25% - 1.40%	-1.46%- -0.06%
Invesco V.I. Core Equity Series II	28,894	13.77	398	0.68%	1.40%	-1.69%
Invesco V.I. Dividend Growth Series I	66,148	9.14 - 9.15	604	0.21%	1.25% - 1.40%	-
Invesco V.I. Global Health Care	5,813	10.11 - 11.71	66	-	1.25% - 1.40%	2.50% - 3.95%
Invesco V.I. Government Series I	26,548	11.97 - 18.92	346	4.06%	1.25% - 1.40%	6.40% - 7.91%
Invesco V.I. Government Series II	40,442	13.59	549	3.73%	1.40%	6.13%
Invesco V.I. International Growth Series I	43,675	8.53 - 17.90	455	1.57%	1.25% - 1.40%	-8.04% - -6.74%
Invesco V.I. International Growth Series II	42,642	17.15	731	1.26%	1.40%	-8.29%
Invesco V.I. Money Market Fund	113,627	9.68 - 11.56	1,166	0.05%	1.25% - 1.40%	-1.35% - 0.05%
Invesco V.I. Technology Fund	127,333	6.21 - 10.08	793	0.18%	1.25% - 1.40%	-6.38% - -5.05%
Invesco Van Kampen V.I. Capital Growth Fund	3,220	10.28	33	-	1.40%	-7.70%
Invesco Van Kampen V.I. Comstock Fund	22,270	8.90 - 8.98	198	2.68%	1.25% - 1.40%	-
Invesco Van Kampen V.I. Global Value Equity Fund	10,164	6.99 - 12.86	103	3.41%	1.25% - 1.40%	-12.13% - -10.89%
Invesco Van Kampen V.I. Growth and Income Fund	15,308	13.81	211	0.71%	1.40%	-3.63%
Invesco Van Kampen V.I. Mid Cap Value Fund	26,686	10.06 - 23.21	454	0.66%	1.25% - 1.40%	-0.49% - 0.92%
MFS/VIT Core Equity Series	11,724	8.79 - 10.09	111	1.01%	1.25% - 1.40%	-2.40% - -1.02%
MFS/VIT High Income Series	23,171	11.76 - 18.21	327	8.90%	1.25% - 1.40%	2.65% - 4.10%
MFS/VIT High Income Series Service Class	5,758	15.70	90	8.25%	1.40%	2.40%
MFS/VIT Investors Trust Series	37,513	8.92 - 11.67	361	0.89%	1.25% - 1.40%	-3.55% - -2.18%
MFS/VIT Research Series	13,214	9.42 - 11.59	134	0.87%	1.25% - 1.40%	-1.84% - -0.45%
MFS/VIT Total Return Series	79,853	10.05 - 17.32	930	2.59%	1.25% - 1.40%	0.35% - 1.77%
MFS/VIT Utilities Series	3,735	24.35	91	2.98%	1.40%	5.02%
Morgan Stanley UIF US Real Estate	13,571	21.92	298	0.82%	1.40%	4.44%
Oppenheimer Capital Appreciation Fund VA	54,373	8.27 - 13.59	575	0.40%	1.25% - 1.40%	-2.53% - -1.15%
Oppenheimer Core Bond Fund VA	74,029	7.66 - 12.59	724	6.34%	1.25% - 1.40%	6.76% - 8.27%
Oppenheimer Core Bond Fund VA Class 2	43,111	9.49	409	6.60%	1.40%	6.42%
Oppenheimer Global Securities VA Class 2	1,845	14.13	26	1.07%	1.40%	-9.81%
Oppenheimer Main St Small & Mid-Cap Fund VA	22,032	9.98 - 24.21	321	0.63%	1.25% - 1.40%	3.58% - -2.21%
Rydex VT Basic Materials	289	17.04	5	-	1.40%	-17.63%
Rydex VT Consumer Products	12,753	16.71	213	1.36%	1.40%	12.17%
Rydex VT Energy	15,247	19.99	305	-	1.40%	-7.16%
Rydex VT Energy Services	256	17.74	5	-	1.40%	-10.56%
Rydex VT Health Care	35,969	12.63	454	-	1.40%	3.23%
Rydex VT Leisure	2,247	11.88	27	-	1.40%	1.02%
Rydex VT Precious Metal	4,311	19.23	83	0.07%	1.40%	-25.22%
Rydex VT Retailing	36,651	12.67	464	-	1.40%	3.83%
Rydex VT Telecommunications	6,248	9.88	62	1.19%	1.40%	-15.60%
Rydex VT Transportation	20,033	11.39	228	-	1.40%	-12.36%
T. Rowe Price Equity Income Portfolio	9,906	9.13 - 17.42	93	1.63%	1.25% - 1.40%	-1.95% - -0.71%
T. Rowe Price Mid-Cap Growth Portfolio	23,252	10.69 - 27.58	294	-	1.25% - 1.40%	-2.50% - -1.27%
T. Rowe Price Personal Strategy Bal Portfolio	900	10.25 - 18.40	13	1.74%	1.25% - 1.40%	-1.57% - -0.32%

25

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 6. Financial Highlights (continued)

	At year end			For the year ended
				Investment Income
	Number of		Net Assets	Ratio*	Expense
December 31, 2010	Units	Unit Value	(000s)		Ratio**	Total Return***
Alger Growth and Income Portfolio	27,834	$9.12 - 12.68	$302	1.44%	1.25% - 1.65%	10.50% - 12.27%
Alger Mid Cap Growth Portfolio	52,062	8.24 - 18.23	684	-	1.25% - 1.65%	17.51% - 19.38%
Alger Small Cap Growth Portfolio	59,632	10.39 - 11.93	634	-	1.25% - 1.65%	23.32% - 25.29%
Columbia Diversified Equity Income Fund	1,839	13.82	25	1.54%	1.40%	14.99%
Columbia International Opportunity Fund	113	18.42	2	3.90%	1.40%	8.85%
Columbia Large Cap Growth Fund	914	8.04	7	0.49%	1.40%	17.50%
Columbia Small Cap Value Fund VS Class A	1,228	36.25	45	1.27%	1.40%	26.75%
Invesco V.I. Capital Appreciation Fund	14,424	8.31 - 8.40	121	0.64%	1.25% - 1.65%	13.67% - 15.49%
Invesco V.I. Core Equity Series I	145,585	9.55 - 11.03	1,417	0.92%	1.25% - 1.65%	7.83% - 9.56%
Invesco V.I. Core Equity Series II	46,444	14.01	651	0.78%	1.65%	7.53% - 7.72%
Invesco V.I. Dividend Growth Series I	123,646	5.59 - 6.31	693	0.10%	1.25% - 1.65%	8.58% - 10.32%
Invesco V.I. Global Health Care	21,266	9.85 - 11.43	241	-	1.25% - 1.65%	3.64% - 5.29%
Invesco V.I. Government Series I	52,827	11.23 - 17.53	622	4.50%	1.25% - 1.40%	3.93% - 5.40%
Invesco V.I. Government Series II	56,070	12.80	718	4.09%	1.65%	3.45% - 3.63%
Invesco V.I. International Growth Series I	46,901	9.27 - 19.20	526	2.12%	1.25% - 1.40%	11.28% - 12.86%
Invesco V.I. International Growth Series II	51,146	18.70	956	1.74%	1.65%	10.84% - 11.03%
Invesco V.I. Money Market Fund	168,170	9.80 - 11.55	1,771	0.20%	1.25% - 1.65%	-1.40% - 0.17%
Invesco V.I. Technology Fund	143,173	6.63 - 10.75	952	-	1.25% - 1.65%	19.40% - 21.30%
Invesco Van Kampen V.I. Capital Growth Fund	4,262	11.13	47	-	1.55%	17.69% - 17.89%
Invesco Van Kampen V.I. Comstock Fund	24,469	10.01 - 17.86	354	1.44%	1.25% - 1.65%	13.93% - 15.74%
Invesco Van Kampen V.I. Global Value Equity Fund	12,365	7.94 - 14.43	139	1.96%	1.25% - 1.55%	9.20% - 10.95%
Invesco Van Kampen V.I. Growth and Income Fund	31,487	14.33	451	0.11%	1.65%	10.43% - 10.62%
Invesco Van Kampen V.I. Mid Cap Value Fund	32,590	10.10 - 22.99	574	0.94%	1.25% - 1.65%	20.32% - 22.24%
MFS/VIT Core Equity Series	28,463	9.00 - 10.19	264	1.05%	1.25% - 1.65%	15.37% - 17.21%
MFS/VIT High Income Series	32,459	11.44 - 17.49	438	8.13%	1.25% - 1.65%	12.93% - 14.73%
MFS/VIT High Income Series Service Class	7,724	15.33	118	8.43%	1.65%	12.60% - 12.80%
MFS/VIT Investors Trust Series	44,134	9.24 - 11.93	442	1.28%	1.25% - 1.65%	9.35% - 11.10%
MFS/VIT Research Series	17,664	9.58 - 11.64	183	1.17%	1.25% - 1.55%	14.07% - 15.90%
MFS/VIT Total Return Series	97,318	10.00 - 17.02	1,136	2.71%	1.25% - 1.65%	8.20% - 9.93%
MFS/VIT Utilities Series	4,334	23.18	100	3.44%	1.65%	11.73% - 11.92%
Morgan Stanley UIF US Real Estate	15,911	20.99	334	2.20%	1.65%	27.92% - 28.14%
Oppenheimer Capital Appreciation Fund VA	78,501	8.47 - 13.75	871	0.19%	1.25% - 1.65%	7.70% - 9.42%
Oppenheimer Core Bond Fund VA	105,420	7.17 - 11.63	955	2.16%	1.25% - 1.65%	9.66% - 11.41%
Oppenheimer Core Bond Fund VA Class 2	61,190	8.92	546	1.86%	1.65%	9.53% - 9.72%
Oppenheimer Global Securities VA Class 2	1,111	15.67	17	1.94%	1.65%	13.88% - 14.08%
Oppenheimer Main St Small & Mid-Cap Fund VA	27,848	10.33 - 24.75	442	0.67%	1.25% - 1.65%	21.47% - 23.41%
Rydex VT Basic Materials	256	20.69	5	0.13%	1.40%	24.68% - 24.90%
Rydex VT Consumer Products	16,757	14.90	250	1.24%	1.65%	15.44% - 15.64%
Rydex VT Energy	15,541	21.53	335	0.48%	1.65%	17.18% - 17.39%
Rydex VT Energy Services	226	19.84	4	-	1.40%	24.07% - 24.28%
Rydex VT Health Care	43,558	12.24	533	0.27%	1.65%	5.09% - 5.27%
Rydex VT Leisure	2,757	11.76	32	0.09%	1.65%	28.30% - 28.52%
Rydex VT Precious Metal	4,303	25.71	111	-	1.65%	35.91% - 36.15%
Rydex VT Retailing	44,139	12.2	539	-	1.65%	23.17% - 23.39%
Rydex VT Telecommunications	6,056	11.71	71	1.57%	1.65%	12.71% - 12.91%
Rydex VT Transportation	19,363	12.99	252	0.00%	1.65%	22.18% - 22.40%
T. Rowe Price Equity Income Portfolio	14,353	9.31 - 17.55	143	1.91%	1.25% - 1.40%	13.41% - 15.02%
T. Rowe Price Mid-Cap Growth Portfolio	24,221	10.96 - 27.94	326	-	1.25% - 1.40%	26.32% - 28.12%
T. Rowe Price Personal Strategy Bal Portfolio	4,208	10.41 - 18.46	47	2.36%	1.25% - 1.40%	12.12% - 13.71%

26

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011
Note 6. Financial Highlights (continued)

	At year end			For the year ended

				Investment Income
	Number of		Net Assets	Ratio*	Expense
December 31, 2009	Units	Unit Value	(000s)		Ratio**	Total Return***
Alger Growth and Income Portfolio	32,532	$8.23 - 11.30	$312	2.69%	1.25% - 1.65%	29.99% - 32.17%
Alger Mid Cap Growth Portfolio	60,023	6.99 - 15.27	675	-	1.25% - 1.65%	49.20% - 51.70%
Alger Small Cap Growth Portfolio	88,287	8.39 - 15.67	776	-	1.25% - 1.65%	43.11% - 45.51%
Columbia Diversified Equity Income Fund	1,862	12.02	22	2.97%	1.40%	23.99%
Columbia International Opportunity Fund	114	16.92	2	0.52%	1.40%	30.34%
Columbia Large Cap Growth Fund	1,724	6.84	12	0.66%	1.40%	34.81%
Columbia Small Cap Value Fund VS Class A	1,243	28.60	36	1.18%	1.40%	25.16%
Invesco V.I. Capital Appreciation Fund	24,467	7.29 - 7.77	180	0.62%	1.25% - 1.65%	19.08% - 21.08%
Invesco V.I. Core Equity Series I	202,982	8.83 - 10.07	1,847	1.60%	1.25% - 1.65%	26.18% - 28.30%
Invesco V.I. Core Equity Series II	60,419	12.74 - 13.10	784	1.45%	1.40% - 1.65%	25.87% - 26.19%
Invesco V.I. Dividend Growth Series I	156,604	5.14 - 5.79	821	2.88%	1.25% - 1.65%	25.32% - 25.84%
Invesco V.I. Global Health Care	24,481	9.48 - 11.02	265	0.32%	1.25% - 1.65%	25.57% - 26.08%
Invesco V.I. Government Series I	67,146	10.79 - 16.63	765	4.99%	1.25% - 1.40%	-1.26% - -0.01%
Invesco V.I. Government Series II	72,445	12.10 - 12.35	893	3.59%	1.40% - 1.65%	-1.91% - -1.66%
Invesco V.I. International Growth Series I	61,886	8.31 - 17.01	626	1.44%	1.25% - 1.40%	33.55% - 35.24%
Invesco V.I. International Growth Series II	71,394	16.49 - 16.84	1,200	1.20%	1.40% - 1.65%	32.69% - 33.02%
Invesco V.I. Money Market Fund	355,909	9.91 - 11.53	3,769	0.11%	1.25% - 1.65%	-1.54% - 0.11%
Invesco V.I. Technology Fund	175,605	5.55 - 9.47	1,089	-	1.25% - 1.65%	54.80% - 55.43%
Invesco Van Kampen V.I. Capital Growth Fund	6,287	9.25 - 9.44	59	-	1.40% - 1.65%	62.91% - 63.32%
Invesco Van Kampen V.I. Comstock Fund	32,360	8.76 - 15.43	396	3.50%	1.25% - 1.65%	28.84% - 31.00%
Invesco Van Kampen V.I. Global Value Equity Fund	21,747	7.25 - 13.00	227	8.06%	1.25% - 1.55%	14.14% - 15.99%
Invesco Van Kampen V.I. Growth and Income Fund	44,075	12.69 - 12.96	570	3.59%	1.40% - 1.65%	22.06% - 22.37%
Invesco Van Kampen V.I. Mid Cap Value Fund	42,275	8.37 - 18.81	608	1.37%	1.25% - 1.65%	36.91% - 39.21%
MFS/VIT Core Equity Series	33,021	7.79 - 10.35	267	1.83%	1.25% - 1.65%	30.25% - 32.43%
MFS/VIT High Income Series	128,630	10.10 - 15.25	1,676	13.00%	1.25% - 1.65%	43.15% - 45.55%
MFS/VIT High Income Series Service Class	13,991	13.33 - 13.59	190	7.70%	1.40% - 1.65%	42.83% - 43.19%
MFS/VIT Investors Trust Series	59,669	8.42 - 11.28	554	1.86%	1.25% - 1.65%	24.80% - 26.90%
MFS/VIT Research Series	32,849	8.37 - 11.71	294	1.04%	1.25% - 1.55%	28.52% - 30.54%
MFS/VIT Total Return Series	129,303	9.21 - 15.48	1,420	4.03%	1.25% - 1.65%	16.08% - 18.03%
MFS/VIT Utilities Series	6,308	20.31 - 20.71	130	4.55%	1.40% - 1.65%	30.68% - 31.01%
Morgan Stanley UIF US Real Estate	22,794	16.06 - 16.60	372	3.33%	1.40% - 1.65%	26.23% - 26.56%
Oppenheimer Capital Appreciation Fund VA	99,577	7.84 - 12.57	1,033	0.34%	1.25% - 1.65%	42.13% - 44.52%
Oppenheimer Core Bond Fund VA	170,133	6.51 - 10.44	1,402	-	1.25% - 1.65%	7.80% - 9.61%
Oppenheimer Core Bond Fund VA Class 2	101,047	7.97 - 8.13	819	-	1.40% - 1.65%	7.25% - 7.52%
Oppenheimer Global Securities VA Class 2	6,607	13.47 - 13.73	91	1.71%	1.40% - 1.65%	37.06% - 37.40%
Oppenheimer Main St Small & Mid-Cap Fund VA	32,907	8.48 - 20.06	446	1.01%	1.25% - 1.65%	34.93% - 37.20%
Rydex VT Basic Materials	1,726	16.57	29	0.24%	1.40%	53.28%
Rydex VT Consumer Products	23,300	12.63 - 12.88	299	1.84%	1.40% - 1.65%	17.15% - 17.45%
Rydex VT Energy	22,701	17.99 - 18.34	415	-	1.40% - 1.65%	36.21% - 36.56%
Rydex VT Energy Services	1,715	15.96	27	-	1.40%	60.15%
Rydex VT Health Care	53,628	11.40 - 11.62	620	-	1.40% - 1.65%	22.59% - 22.90%
Rydex VT Leisure	4,161	8.97 - 9.15	38	-	1.40% - 1.65%	34.47% - 34.81%
Rydex VT Precious Metal	8,718	18.52 - 18.89	164	-	1.40% - 1.65%	46.78% - 47.15%
Rydex VT Retailing	63,510	9.70 - 9.89	625	-	1.40% - 1.65%	41.85% - 42.21%
Rydex VT Telecommunications	8,008	10.17 - 10.37	83	4.50%	1.40% - 1.65%	26.56% - 26.88%
Rydex VT Transportation	31,041	10.41 - 10.62	328	1.11%	1.40% - 1.65%	15.45% - 15.74%
T. Rowe Price Equity Income Portfolio	16,397	8.20 - 15.26	143	1.96%	1.25% - 1.40%	24.03% - 25.60%
T. Rowe Price Mid-Cap Growth Portfolio	28,960	8.67 - 21.81	327	-	1.25% - 1.40%	43.83% - 45.65%
T. Rowe Price Personal Strategy Bal Portfolio	4,302	9.27 - 16.23	43	2.18%	1.25% - 1.40%	30.47% - 32.12%

27

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 6. Financial Highlights (continued)

	At year end			For the year ended

	Number of		Net Assets	Investment Income	Expense
December 31, 2008	Units	Unit Value	(000s) Ratio*		Ratio**	Total Return***
Alger Growth and Income Portfolio	45,248	$6.30 - 8.55	$319	2.05%	1.25% - 1.65%	-40.47% - -36.35%
Alger Mid Cap Growth Portfolio	92,669	4.67 - 10.07	680	0.16%	1.25% - 1.65%	-59.05% - -53.35%
Alger Small Cap Growth Portfolio	117,859	5.84 - 10.94	818	-	1.25% - 1.65%	-47.48% - -41.55%
Columbia Asset Allocation VS Class A	451	10.22	5	3.08%	1.40%	-28.32%
Columbia Diversified Equity Income Fund	1,886	9.70	18	2.43%	1.40%	-37.08%
Columbia International Opportunity Fund	116	12.98	2	3.03%	1.40%	-44.82%
Columbia Large Cap Growth Fund	1,957	5.07	10	0.29%	1.40%	-40.46%
Columbia Small Cap Value Fund VS Class A	1,259	22.85	29	0.71%	1.40%	-28.01%
Invesco V.I. Capital Appreciation Fund	35,555	6.09 - 6.42	219	-	1.25% - 1.65%	43.45% - -39.32%
Invesco V.I. Core Equity Series I	302,106	6.97 - 7.91	2,208	1.66%	1.25% - 1.65%	31.31% - -30.00%
Invesco V.I. Core Equity Series II	77,969	10.12 - 10.31	799	1.54%	1.40% - 1.65%	31.50% - -31.29%
Invesco V.I. Dividend Growth Series I	176,972	4.09 - 4.60	761	2.49%	1.25% - 1.65%	-60.11% - -42.01%
Invesco V.I. Global Health Care	38,608	7.52 - 8.77	325	-	1.25% - 1.65%	-29.80% - -21.93%
Invesco V.I. Government Series I	80,659	10.93 - 16.64	936	2.42%	1.25% - 1.40%	8.79% - 12.31%
Invesco V.I. Government Series II	113,258	12.33 - 12.56	1,412	3.36%	1.40% - 1.65%	10.10% - 10.37%
Invesco V.I. International Growth Series I	82,148	6.23 - 12.58	630	0.39%	1.25% - 1.40%	-41.22% - -37.68%
Invesco V.I. International Growth Series II	103,441	12.43 - 12.66	1,301	0.43%	1.40% - 1.65%	-41.54% - -41.39%
Invesco V.I. Money Market Fund	448,626	10.02 - 11.52	4,781	1.92%	1.25% - 1.65%	0.19% - 2.03%
Invesco V.I. Technology Fund	219,921	3.57 - 6.11	1,027	-	1.25% - 1.65%	-45.42% - -34.14%
Invesco Van Kampen V.I. Capital Growth Fund	8,478	5.68 - 5.78	49	0.24%	1.40% - 1.65%	-49.94% - -49.81%
Invesco Van Kampen V.I. Comstock Fund	43,895	6.77 - 11.78	410	3.32%	1.25% - 1.65%	-36.93% - -31.31%
Invesco Van Kampen V.I. Global Value Equity Fund	32,900	6.33 - 11.21	284	2.31%	1.25% - 1.55%	-41.11% - -36.03%
Invesco Van Kampen V.I. Growth and Income Fund	58,659	10.39 - 10.59	617	2.07%	1.40% - 1.65%	-33.33% - -33.16%
Invesco Van Kampen V.I. Mid Cap Value Fund	72,462	6.09 - 13.51	746	0.82%	1.25% - 1.65%	-42.25% - -38.63%
MFS/VIT Core Equity Series	43,114	5.97 - 7.94	284	0.83%	1.25% - 1.65%	-40.15% - -36.94%
MFS/VIT High Income Series	149,043	7.03 - 10.48	1,411	7.36%	1.25% - 1.65%	-29.72% - -28.50%
MFS/VIT High Income Series Service Class	29,361	9.33 - 9.49	275	9.02%	1.40% - 1.65%	-29.85% - -29.65%
MFS/VIT Investors Trust Series	94,671	6.72 - 9.03	730	0.84%	1.25% - 1.65%	-34.17% - -32.37%
MFS/VIT Research Series	25,665	6.50 - 9.11	176	0.51%	1.25% - 1.55%	-37.08% - -34.50%
MFS/VIT Total Return Series	190,736	7.91 - 13.12	1,785	2.95%	1.25% - 1.65%	-23.41% - -20.73%
MFS/VIT Utilities Series	9,546	15.54 - 15.81	150	1.38%	1.40% - 1.65%	-38.83% - -38.67%
Morgan Stanley UIF US Real Estate	27,958	12.72 - 12.94	359	3.46%	1.40% - 1.65%	-38.91% - -38.77%
Oppenheimer Capital Appreciation Fund VA	138,447	5.49 - 8.69	984	0.15%	1.25% - 1.65%	-46.41% - -44.89%
Oppenheimer Core Bond Fund VA	221,998	6.02 - 9.52	1,639	4.57%	1.25% - 1.65%	-40.16% - -39.07%
Oppenheimer Core Bond Fund VA Class 2	88,667	7.43 - 7.56	662	4.82%	1.40% - 1.65%	-40.06% - -39.91%
Oppenheimer Global Securities VA Class 2	12,863	9.83 - 9.99	128	1.22%	1.40% - 1.65%	-41.31% - -41.18%
Oppenheimer Main St Small & Mid-Cap Fund VA	46,386	6.26 - 14.62	460	0.55%	1.25% - 1.65%	-38.85% - -37.14%
Rydex VT Basic Materials	1,673	10.66 - 10.81	18	0.69%	1.40% - 1.60%	-46.26% - -46.15%
Rydex VT Consumer Products	24,765	10.78 - 10.97	269	0.14%	1.40% - 1.65%	-24.64% - -24.45%
Rydex VT Energy	26,217	13.21 - 13.43	350	-	1.40% - 1.65%	-46.94% - -46.84%
Rydex VT Energy Services	6,253	9.83 - 9.97	62	-	1.40% - 1.60%	-58.28% - -58.20%
Rydex VT Health Care	63,338	9.30 - 9.46	594	-	1.40% - 1.65%	-26.10% - -25.91%
Rydex VT Leisure	6,600	6.67 - 6.79	44	-	1.40% - 1.65%	-49.95% - -49.81%
Rydex VT Precious Metal	9,453	12.62 - 12.83	121	-	1.40% - 1.65%	-39.57% - -39.43%
Rydex VT Retailing	79,812	6.84 - 6.95	550	-	1.40% - 1.65%	-34.08% - -33.91%
Rydex VT Telecommunications	8,868	8.03 - 8.17	72	0.24%	1.40% - 1.65%	-46.22% - -46.10%
Rydex VT Transportation	31,518	9.02 - 9.17	287	-	1.40% - 1.65%	-26.51% - -26.32%
T. Rowe Price Equity Income Portfolio	23,811	6.61 - 12.15	167	1.82%	1.25% - 1.40%	-36.10% - -33.14%
T. Rowe Price Mid-Cap Growth Portfolio	30,773	6.03 - 14.97	240	-	1.25% - 1.40%	-39.75% - -39.52%
T. Rowe Price Personal Strategy Bal Portfolio	4,322	7.10 - 12.29	33	1.90%	1.25% - 1.40%	-29.87% - -28.78%

28

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 6. Financial Highlights (continued)

	At year end			For the year ended

	Number of		Net Assets	Investment Income	Expense
December 31, 2007	Units	Unit Value	(000s) Ratio*		Ratio**	Total Return***
Alger Growth and Income Portfolio	70,229	$11.70 - 14.12	$890	0.79%	1.40% - 1.65%	8.30% - 10.13%
Alger Mid Cap Growth Portfolio	97,825	19.14 - 24.18	2,114	-	1.40% - 1.65%	29.38% - 31.56%
Alger Small Cap Growth Portfolio	125,475	11.31 - 20.80	1,667	-	1.40% - 1.65%	15.30% - 17.24%
Columbia Asset Allocation VS Class A	956	14.26	14	2.76%	1.40%	9.17%
Columbia High Yield Securities VS Class A	182	12.15	2	5.04%	1.40%	1.84%
Columbia Diversified Equity Income Fund	1,910	15.41	29	1.44%	1.40%	2.74%
Columbia International Opportunity Fund	117	23.53	3	2.85%	1.40%	7.79%
Columbia Large Cap Growth Fund	4,012	8.52	34	0.39%	1.40%	15.77%
Columbia Small Cap Value Fund VS Class A	1,310	31.74	42	0.45%	1.40%	-2.36%
Invesco V.I. Capital Appreciation Fund	46,816	10.85 - 11.16	510	-	1.40% - 1.65%	10.16% - 12.01%
Invesco V.I. Core Equity Series I	434,518	10.22 - 11.50	4,619	1.00%	1.40% - 1.65%	6.32% - 8.12%
Invesco V.I. Core Equity Series II	108,866	14.77 - 15.00	1,622	0.91%	1.40% - 1.65%	6.09% - 6.36%
Invesco V.I. Dividend Growth Series I	154,084	10.24 - 11.22	1,656	1.59%	1.40% - 1.65%	-23.51% - -23.31%
Invesco V.I. Global Health Care	51,333	12.40 - 12.48	638	-	1.40% - 1.65%	10.00% - 10.28%
Invesco V.I. Government Series I	111,415	13.49 - 14.81	1,529	3.59%	1.40%	4.84% - 6.34%
Invesco V.I. Government Series II	151,972	11.20 - 11.38	1,719	3.62%	1.40% - 1.65%	4.35% - 4.61%
Invesco V.I. International Growth Series I	82,310	19.42 - 21.10	1,634	0.35%	1.40%	13.11% - 14.72%
Invesco V.I. International Growth Series II	122,718	21.26 - 21.60	2,633	0.36%	1.40% - 1.65%	12.55% - 12.84%
Invesco V.I. Money Market Fund	627,079	10.45 - 11.29	6,695	4.43%	1.40% - 1.65%	2.80% - 4.54%
Invesco V.I. Technology Fund	244,056	6.53 - 11.18	2,102	-	1.40% - 1.65%	5.92% - 6.19%
Invesco Van Kampen V.I. Capital Growth Fund	17,827	11.34 - 11.52	204	-	1.40% - 1.65%	14.71% - 15.00%
Invesco Van Kampen V.I. Comstock Fund	56,771	14.23 - 18.36	906	1.92%	1.40% - 1.65%	-4.68% - -3.07%
Invesco Van Kampen V.I. Global Value Equity Fund	52,091	15.69 - 18.73	857	1.93%	1.40% - 1.65%	4.87% - 6.64%
Invesco Van Kampen V.I. Growth and Income Fund	82,750	15.59 - 15.84	1,302	1.41%	1.40% - 1.65%	0.82% - 1.08%
Invesco Van Kampen V.I. Mid Cap Value Fund	86,551	17.84 - 23.02	1,740	0.65%	1.40% - 1.65%	6.06% - 7.84%
MFS/VIT Core Equity Series	57,671	9.94 - 13.26	615	0.34%	1.40% - 1.65%	9.31% - 11.15%
MFS/VIT High Income Series	107,859	13.38 - 14.65	1,496	8.31%	1.40% - 1.65%	0.08% - 1.77%
MFS/VIT High Income Series Service Class	36,141	13.30 - 13.49	483	6.73%	1.40% - 1.65%	-0.14% - 0.11%
MFS/VIT Investors Trust Series	115,717	11.48 - 13.70	1,408	0.86%	1.40% - 1.65%	8.48% - 10.31%
MFS/VIT Research Series	35,006	10.95 - 14.48	402	0.71%	1.40% - 1.55%	11.38% - 13.20%
MFS/VIT Total Return Series	225,416	13.82 - 16.85	3,382	2.64%	1.40% - 1.65%	2.49% - 4.21%
MFS/VIT Utilities Series	11,823	25.41 - 25.78	303	0.84%	1.40% - 1.65%	25.44% - 25.76%
Morgan Stanley UIF US Real Estate	34,281	20.83 - 21.14	720	1.14%	1.40% - 1.65%	-18.45% - -18.24%
Oppenheimer Capital Appreciation Fund VA	184,251	13.27 - 15.96	2,641	0.22%	1.40% - 1.65%	12.26% - 14.15%
Oppenheimer Core Bond Fund VA	247,056	12.18 - 15.63	3,346	4.80%	1.40% - 1.65%	2.66% - 4.39%
Oppenheimer Core Bond Fund VA Class 2	115,036	12.40 - 12.58	1,434	5.04%	1.40% - 1.65%	2.36% - 2.62%
Oppenheimer Global Securities VA Class 2	14,090	16.74 - 16.99	238	1.14%	1.40% - 1.65%	4.32% - 4.59%
Oppenheimer Main St Small & Mid-Cap Fund VA	50,298	18.80 - 23.52	1,073	0.34%	1.40% - 1.65%	-2.85% - -1.21%
Rydex VT Basic Materials	2,599	19.79 - 20.07	52	0.12%	1.40% - 1.65%	31.74% - 32.08%
Rydex VT Consumer Products	38,925	14.31 - 14.52	561	1.49%	1.40% - 1.65%	9.24% - 9.52%
Rydex VT Energy	29,129	24.89 - 25.27	732	-	1.40% - 1.65%	31.06% - 31.45%
Rydex VT Energy Services	6,641	23.50 - 23.84	158	-	1.40% - 1.65%	34.82% - 35.17%
Rydex VT Financial Services	106	10.66	1	2.11%	1.65%	-20.15%
Rydex VT Health Care	95,044	12.58 - 12.77	1,205	-	1.40% - 1.65%	4.27% - 4.53%
Rydex VT Leisure	6,921	13.33 - 13.52	93	-	1.40% - 1.65%	-4.15% - -3.91%
Rydex VT Precious Metal	9,742	20.88 - 21.19	205	-	1.40% - 1.65%	17.57% - 17.87%
Rydex VT Retailing	107,400	10.37 - 10.52	1,121	-	1.40% - 1.65%	-14.05% - -13.83%
Rydex VT Technology	3,725	12.60 - 12.79	48	-	1.40% - 1.65%	-
Rydex VT Telecommunications	13,002	14.94 - 15.16	196	0.16%	1.40% - 1.65%	7.41% - 7.69%
Rydex VT Transportation	43,938	12.27 - 12.45	543	-	1.40% - 1.65%	-10.27% - -10.04%
T. Rowe Price Equity Income Portfolio	33,164	17.15 - 19.01	573	1.70%	1.40%	1.81% - 3.26%
T. Rowe Price Mid-Cap Growth Portfolio	22,035	23.16 - 24.85	525	0.19%	1.40%	15.86% - 17.52%
T. Rowe Price Personal Strategy Bal Portfolio	6,724	15.97 - 17.52	110	2.17%	1.40%	6.10% - 7.61%

29

The Sage Variable Annuity Account A
Notes to Financial Statements
December 31, 2011

Note 6. Financial Highlights (continued)

* Investment Income Ratio - These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption of units.

** Expense Ratio - For the Asset 1 and 2 products that utilize a monthly deduction, the expense ratio represents the annualized asset-based mortality and expense charges of the sub-account for the period which have been charged through the redemption of units, and do not reduce the accumulation unit value. For all other products, the expense ratio represents the annualized asset-based mortality and expense charges of the sub-account for the period, including only those expenses that are charged through a reduction in the accumulation unit values, and excludes other charges made directly to contractholder accounts through the redemption of units. For all products, the expense ratio excludes expenses of the underlying fund portfolio, including investment management fees as well as additional rider charges, if applicable, which range from 0bp to 55bp.

*** Total Return - This represents the total return for the period and reflects those expenses that result in direct reductions in the accumulation unit values. The total return does not include any expenses assessed through the redemption of units, including mortality and expense charges relating to Asset 1 and Asset 2 product contracts purchased prior to May 1, 2001 as discussed in Note 4; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

Note 7. Subsequent Events

In connection with the preparation of the financial statements of the Variable Account as of and for the year ended December 31, 2011, events and transactions subsequent to December 31, 2011 through the date the financial statements were issued have been evaluated by the Variable Account's management for possible adjustment and/or disclosure. No subsequent events requiring financial statement adjustment or disclosure have been identified.

30

Reassure America Life
Insurance Company

(a Wholly-owned Subsidiary of SRLC America Holding
Corp. and a former Wholly-owned Subsidiary of Swiss
Re Life & Health America Inc.)

Statutory-Basis Financial Statements
For the years ended
December 31, 2011, 2010 and 2009

Reassure America Life Insurance Company
Index

Report of Independent Auditors	1

Statutory-Basis Financial Statements and Notes	3

Supplemental Schedule of Selected Statutory-Basis Financial Data	42

Supplement Schedule of Investment Risks Interrogatories	44

Summary Investment Schedule	47

Note to Supplemental Schedules of Selected Statutory-Basis Financial Data	48

Report of Independent Auditors

To the Board of Directors and Shareholder of Reassure America Life Insurance Company:

We have audited the accompanying statutory-basis balance sheets of Reassure America Life Insurance Company (the “Company”) as of December 31, 2011 and 2010, and the related statutory-basis statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Indiana, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the three years in the period ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the three years in the period ended December 31, 2011, on the basis of accounting described in Note 1.

As discussed in Note 2 to the financial statements, as of July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43R, Loan-Backed and Structured Securities. This statement superceded Statement of Statutory Accounting Principles No. 98, Treatment of Cash Flows When Quantifying Changes in Valuation and Impairments, an Amendment of SSAP No. 43 - Loan-backed and Structured Securities.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F:(813) 286 6000 www.pwc.com/us

Our audit was conducted for the purpose of forming an opinion on the basic statutory-basis financial statements taken as a whole. The accompanying Supplemental Schedule of Selected Statutory-Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories and Summary Investment Schedule of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory-basis financial statements. The effects on the Supplemental Schedule of Selected Statutory-Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories and Summary Investment Schedule of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Selected Statutory-Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories and Summary Investment Schedule do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Supplemental Schedule of Selected Statutory-Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories and Summary Investment Schedule have been subjected to the auditing procedures applied in the audit of the basic statutory-basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory-basis financial statements taken as a whole.

April 23, 2012

2

Reassure America Life Insurance Company
Balance Sheets (Statutory-Basis)

(in thousands, except share data)	December 31,
	2011	2010

Admitted assets
Bonds	$12,306,251	$10,988,504
Preferred stocks	—	659
Common stocks	7,241	458
Mortgage loans	25,725	35,383
Real estate	—	2,447
Cash (incl. short-term investments of $557,537 and $538,473, respectively)	542,245	512,089
Contract loans	3,360,334	3,334,621
Other invested assets	153,898	79,446
Derivative options	5,531	13,847
Cash and invested assets	16,401,225	14,967,454
Accrued investment income	256,826	228,963
Premiums and considerations deferred and uncollected	15,305	(30,585)
Amounts due from reinsurers	147,959	335,663
Current federal income tax recoverable	69,708	1,152
Net deferred federal income tax asset	114,246	106,363
Other admitted assets	3,465	2,790
Separate account assets	101,694	132,026
Total admitted assets	$17,110,428	$15,743,826

Liabilities
Aggregate reserves for life, accident and health and annuity contracts	$13,160,169	$5,830,512
Funds held under reinsurance treaties with affiliates	1,586,993	8,150,205
Policy claims and benefits on life and accident and health contracts	200,754	140,567
Liability for deposit-type contracts	306,913	289,332
Other contract liabilities	69,080	179,156
Interest maintenance reserve	293,546	181,785
Federal income taxes payable	87,997	14,534
Commissions payable and expense allowances on reinsurance assumed	10,436	18,916
Transfer from separate accounts (net)	(169)	(4,309)
Accounts payable and accrued expenses	43,479	40,658
Payable to affiliates	57,097	25,016
Asset valuation reserve	32,940	22,846
Other liabilities	70,040	73,439
Separate account liabilities	101,694	132,026
Total liabilities	$16,020,969	$15,094,683

Capital and surplus
Common stock - par value $50 per share: authorized 200,000 shares; issued and outstanding, 50,000 shares	2,500	2,500
Surplus notes	150,000	—
Gross paid-in and contributed surplus	1,266,840	639,840
Additional admitted deferred tax asset pursuant to SSAP 10R	70,386	58,693
Unassigned deficit	(400,267)	(51,890)
Total capital and surplus	1,089,459	649,143
Total liabilities, capital and surplus	$17,110,428	$15,743,826

The accompanying notes are an integral component of the financial statements.	3

Reassure America Life Insurance Company
Statements of Operations and Changes in Capital and Surplus (Statutory -Basis)

	Years Ended December 31,
(in thousands)	2011	2010	2009

Revenues
Premiums and annuity considerations	$8,032,918	$1,680,017	$367,922
Net investment income	890,114	888,057	913,724
Amortization of interest maintenance reserve	26,328	16,184	7,036
Commissions and expense allowances on reinsurance ceded	347,626	248,723	177,730
Reserve adjustments on modified coinsurance, net	199,217	213,368	200,213
Other revenues	462	13,042	21,143
Total revenues	9,496,665	3,059,391	1,687,768

Benefits and expenses
Contract claims and benefits	1,459,641	1,011,085	877,817
Increase/(decrease) in aggregate reserves for life and accident and health contracts	7,291,457	1,143,436	(192,354)
Commissions and expense allowances	17,804	10,286	39,750
General insurance expenses and taxes, licenses and fees	163,401	123,335	137,059
Net transfers from Separate Accounts net of reinsurance	(5,803)	(10,130)	(11,909)
Interest maintenance reserve transfer from recapture of reinsurance	114,334	—	—
Other expenses	(12,831)	12,205	(4,431)
Interest on funds held for reinsurers	313,438	552,495	548,424
Total benefits and expenses	$9,341,441	$2,842,712	$1,394,356
Gain from operations before dividends to policyholders, federal income taxes, and net realized capital gains (losses)	155,224	216,679	293,412
Dividends to policyholders	12,243	12,012	12,819
Operating income before income taxes and net realized capital gains (losses)	142,981	204,667	280,593
Federal income tax expense on operations	53,872	5,652	15,933
Gain from operations before net realized capital gains (losses)	89,109	199,015	264,660
Net realized capital gains (losses), less federal income tax benefit of $54,417, $0, and $0, respectively, and excluding net gains (losses) of $23,754, $92,440, and $88,671, respectively, transferred to the interest maintenance reserve	48,719	(62,601)	(196,583)
Net income	$137,828	$136,414	$68,077
Other changes in capital and surplus
Change in net unrealized capital gains (losses)	(6,393)	104,146	(89,387)
Change in net deferred income tax	33,799	(3,472)	(15,186)
Change in non-admitted assets	(35,811)	3,204	32,591
Change in liability for reinsurance in unauthorized companies	1,807	(2,267)	(2,627)
Change in asset valuation reserve	(10,094)	(22,165)	2,132
Cumulative effect of changes in accounting principles	—	—	16,398
Change in capitalized ceding commissions	(442,151)	(178,949)	(78,855)
Change in surplus notes	150,000	—	—
Paid in surplus	627,000	—	100,000
Prior period adjustments, net of tax	(27,362)	—	—
Additional admitted deferred tax asset pursuant to SSAP 10R	11,693	(19,801)	78,494
Net income and other changes in capital and surplus	440,316	17,110	111,637
Capital and surplus, beginning of year	649,143	632,033	520,396
Capital and surplus, end of year	$1,089,459	$649,143	$632,033

The accompanying notes are an integral component of the financial statements.	4

Reassure America Life Insurance Company
Statements of Cash Flows (Statutory-Basis)

(in thousands)	Years Ended December 31,
	2011	2010	2009
Cash from operations
Premiums collected, net of reinsurance	$548,629	$173,570	$364,281
Net investment income	827,219	820,229	829,222
Miscellaneous income	(174,566)	75,989	110,708
Modified coinsurance agreements	200,023	213,368	180,344
Benefit and loss related payments	(1,217,173)	(942,433)	(734,765)
Net transfers to separate accounts	9,943	12,345	11,303
Commissions, expense paid and other deductions	(580,081)	(696,568)	(666,442)
Dividends paid to policyholders	(12,325)	(12,743)	(13,379)
Federal income taxes paid	(385)	(27,164)	14,688
Net cash provided by (used in) operations	(398,716)	(383,407)	95,960

Cash from investing activities
Proceeds from investments sold, matured or repaid
Bonds	1,822,325	4,635,437	6,284,594
Common stocks	37	49,649	4,383,881
Mortgage loans	9,675	24,641	26,876
Real estate	3,415	5,019	—
Other invested assets	15,063,114	61,802,222	11,599,864
Net gains (losses) on short-term investments	270	16	(48,334)
Total investment proceeds	16,898,836	66,516,984	22,246,881
Cost of investments acquired
Bonds	(1,991,721)	(4,848,066)	(5,509,396)
Common stocks	(7,309)	(313)	(4,485,927)
Real estate	(1,438)	—	—
Other invested assets	(15,136,813)	(61,138,638)	(11,674,401)
Miscellaneous applications	7,904	15,811	33,121
Total cost of investments acquired	(17,129,377)	(65,971,206)	(21,636,603)
Increase in contract loans	(25,737)	(101,889)	(116,557)
Net cash provided by (used in) investing activities	(256,278)	443,889	493,721

Cash from financing and miscellaneous activities
Amounts repaid under reverse repurchase agreements	—	(22,003)	(17,677)
Surplus notes	150,000	—	—
Capital and paid in surplus	627,000	—	100,000
Net deposits on deposit-type contracts and other insurance liabilities	17,581	7,872	263
Funds held under reinsurance treaties with unauthorized reinsurers	(106,582)	(138,702)	(421,020)
Other, net	(2,849)	1,038	1,087
Net cash provided by (used in) financing and miscellaneous activities	685,150	(151,795)	(337,347)
Net increase (decrease) in cash and short-term investments	30,156	(91,313)	252,334
Cash and short-term investments, beginning of year	512,089	603,402	351,068
Cash and short-term investments, end of year	$542,245	$512,089	$603,402

Non-Cash Transactions
Reclassification of hybrid securities from preferred stocks to bonds	$—	$—	$244,348
Real estate acquired in satisfaction of debt	$1,438	$7,074	$5,195
Tax receivable assigned upon dissolution of Aldgate Reinsurance Company stock	$—	$4,756	$—
Common stock acquired in satisfaction of debt	$191	$—	$—
Bonds received in consideration of reinsurance recapture fee	$86,204	$—	$—
Reserve transfer pursuant to reinsurance recapture	$1,011,000	$—	$—
Bonds received in consideration of reinsurance premium	$1,097,204	$—	$—

The accompanying notes are an integral component of the financial statements.	5

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

1.            Basis of Presentation and Nature of Business

Organization

Reassure America Life Insurance Company (the “Company”), an Indiana domiciled insurance company, was a wholly-owned subsidiary of Swiss Re Life & Health America Inc. (“SRLHA”) until July 1, 2011, when ownership of the Company was transferred from SRLHA to SRLC America Holding Corp. (“SRLCAH”), a newly formed Delaware company owned by Swiss Re Life Capital Ltd (“SRLC”), a newly formed Switzerland company.

This ownership transfer was the result of holding structure changes announced in February 2011. On May 20, 2011, Swiss Re Ltd (“SRL”) was established as the new ultimate parent of the Company. SRL is a holding company, organized under the laws of Switzerland, that now owns, through an exchange of shares, the Company’s intermediate parent (and former ultimate parent), Swiss Reinsurance Company Ltd (“SRZ”), who in turn owns SRLC. The holding structure changes were made to support the creation of a structure below SRL comprising legally separate business units within Swiss Re Group, namely the existing reinsurance business of SRZ along with two new business units. They are Corporate Solutions (including large industrial risks insurance) and Admin Re® (for acquisition of inforce blocks of life insurance business). The Company and its subsidiaries were allocated to the Admin Re® business unit, with SRLC as the holding company for Admin Re®. During 2012, it is anticipated that SRZ will transfer the Admin Re® business unit (including the Company) to SRL.

The transactions entered into with respect to the Company in connection with the realignment were as follows:

On July 1, 2011, the Company received a capital contribution of $627,000 from its former parent company SRLHA. In addition, on such date, the Company issued a Subordinated Surplus Note (the “Note”) due July 1, 2021 in the principal amount of $150,000 to SRLC. The funds received by the Company through the issuance of the Note and receipt of the capital contribution were used in part by the Company in connection with payments made with respect to termination of certain inter-affiliate retrocession agreements described in Note 11.

Once the transfer of the Admin Re® business unit from SRZ to SRL is complete, ownership of the Company by SRL will be maintained through (i) its direct ownership of 100% of the stock of SRLC, (ii) SRLC’s direct ownership of 100% of the stock of SRLCAH, and (iii) SRLCAH’s direct ownership of 100% of the stock of the Company. At that time, SRZ will be a direct wholly owned subsidiary of SRL.

The Company had a wholly-owned insurance subsidiary, Aldgate Reinsurance Company Limited (“Aldgate”), a long-term insurance company domiciled in Bermuda, until dissolution on December 31, 2010. On November 5, 2009, the Company made a capital contribution of $107,000 to Aldgate in order to facilitate the redemption by Aldgate of its outstanding Series 2005-A and Series 2005-B Fixed Rate Notes and Preference Shares, which Notes and Preference Shares were redeemed by Aldgate in December 2009. In July 2010, the Directors of Aldgate filed a Deregistration Request with the Bermuda Monetary Authority and a Deregistration Order was granted in August 2010. On October 1, 2010 the Company received a dividend of $45,000 from Aldgate.

6

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The Company has a wholly-owned subsidiary, SL Distributors, Inc. (“SLD”), which is a registered broker-dealer and the principal underwriter of certain variable contracts and related separate accounts of the Company. The Company will maintain capital in SLD at a level required to satisfy the net capital requirements, as prescribed by the rules of the United States Securities & Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”) currently $5 for a limited purpose broker-dealer. In 2011, 2010, and 2009, the Company contributed capital of $0, $100, and $100, respectively, to SLD.

Business

The Company’s primary business activity is Admin Re®, which involves the acquisition of blocks of life insurance, including corporate owned life insurance, disability income and/or annuity contracts in force. The Company has obtained its Admin Re® business through purchases of life insurance companies and also through indemnity coinsurance or assumption reinsurance agreements with ceding insurers. The Company typically merges with acquired life insurance companies to ease administrative burden. The Company typically assumes responsibility for policy administration for business obtained through these transactions, which it outsources to third party administrators (“TPA”).

The Company is licensed in the District of Columbia, Puerto Rico and all states, except New York.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance (the “Department”).

Pursuant to Indiana Insurance Law, the Department recognizes as “prescribed” practices the codified statements of statutory accounting principles (“SSAP”) incorporated into the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual.

“Permitted” statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not follow any permitted accounting practices.

Certain prior period balances have been reclassified so that they are comparable with current balances.

Estimates, Risk and Uncertainties

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Any adjustments to reported bases of assets or liabilities resulting from changes in estimates are recognized in the period the estimates are revised.

Mortality experience is a significant factor in the determination of the results of operations. This factor is generally predictable over time but is subject to fluctuations from year to year. A significant fluctuation from year to year could adversely affect the Company’s results of operations.

7

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Investment returns on the Company’s assets are also a significant factor in its results of operations. Fluctuations in financial markets could have an adverse effect on the Company’s financial position, primarily through (i) a decrease in market interest rates, which could result in the investment and reinvestment of portfolio assets at lower yields causing a decline in net investment income, and (ii) issuers of fixed income securities not paying principal or interest when due, which could result in credit downgrades and defaults causing write-downs in the value of bonds or in losses on bonds that are liquidated.

2.            Summary of Significant Accounting Policies

Statutory accounting practices followed by the Company differ from accounting principles generally accepted in the United States of America (“GAAP”). The more significant variances from GAAP are as follows:

Investments: Bonds rated by the NAIC are classified into six categories ranging from highest quality bonds to those in or near default. Bonds rated in the top five categories are generally valued at amortized cost while bonds rated at the lowest category are valued at lower of amortized cost or fair value. For other-than-temporary impairments (“OTTI”) of all securities, except loan-backed and structured securities, the cost basis of the bond is written down to fair market value as a new cost basis and the amount of the write down is accounted for as a realized loss. For GAAP, the Company’s fixed maturity investments are classified as either available-for-sale or trading. All the fixed maturity investments are reported at fair value. The changes in fair value for investments classified as available-for-sale are reported, net of tax, as a separate component of other comprehensive income and changes in investments classified as trading are reported as a separate component of net income.

Realized gains and losses from sales of loan-backed and structured securities are determined using the specific identification basis. An assessment of whether an other-than-temporary decline in the value of loan-backed and structured securities has occurred as of the balance sheet date is based on a case-by-case evaluation. (i) If the Company determines that the decline in fair value below carrying value is other-than-temporary and the Company intends to sell the security or has assessed that it does not have the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss. (ii) If the Company determines that an OTTI has occurred because the Company does not expect to recover the entire amortized cost basis of the security, even if the Company has no intent to sell, the amount of the OTTI recognized as a realized loss shall equal the difference between the investment’s amortized cost basis and the present value of cash flows expected to be collected, discounted at the loan-backed or structured security’s effective interest rate.

Preferred stocks include unaffiliated preferred stocks. Preferred stocks rated by the NAIC are classified into six categories ranging from highest quality preferred stocks to those in or near default. Preferred stocks rated in the top three categories are generally valued at amortized cost while preferred stocks rated in the lower three categories are valued at lower of amortized cost or fair value. For OTTI, the cost basis of the preferred stock is written down to fair market value as a new cost basis and the amount of the write down is accounted for as a realized loss.

Unaffiliated common stock is carried at fair value determined in accordance with one of the following methods wherein the valuation is determined by: a) a pricing service, b) a stock exchange, c) a broker or custodian, d) analytically by the Company or e) the valuation published in the NAIC Valuation of Securities database. Investments in common stocks of affiliates are

8

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

reported under the equity method. Changes between cost and admitted invested asset amounts, net of tax, are credited or charged directly to unassigned surplus as unrealized gains or losses.

For statutory reporting, an asset valuation reserve (“AVR”), which represents a provision for fluctuations in the value of invested assets as determined by NAIC prescribed formula, is reported as a liability. Changes in the liability are credited or charged directly to unassigned surplus. An AVR is not recognized for GAAP.

Under a formula prescribed by the NAIC, the Company defers, in an interest maintenance reserve (“IMR”), the portion of realized capital gains and losses, net of taxes, attributable to changes in the general level of interest rates, and amortizes these deferred amounts over the remaining period to maturity of the securities sold, using the NAIC Grouped Method. Realized capital gains and losses, net of taxes and transfers to the IMR, are reported, as a separate component of income. For GAAP, realized capital gains and losses are included in income as a component of revenue when the related securities are sold or called.

Policy Acquisition Costs: For statutory accounting, costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy-related revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For annuity and universal life insurance, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from investment income, mortality and expense margins.

Non-admitted Assets: Certain assets, designated as “non-admitted,” are excluded from the balance sheet and charged directly to unassigned surplus. These assets are principally deferred federal income tax assets, electronic data processing equipment and software and agents’ debit balances. Such amounts are included in total assets under GAAP to the extent realizable.

Aggregate Reserves for Life and Accident and Health Contracts: The aggregate reserves for life and accident and health insurance contracts are based on statutorily prescribed mortality, morbidity and interest assumptions, rather than on the mortality, morbidity, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be required under GAAP.

Under statutory accounting, additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in force. No such additional reserves are required under GAAP.

Universal Life and Annuities: Revenues from universal life insurance and annuity contracts consist of premiums. Benefits consist of mortality, surrenders and changes in the policy reserves. For GAAP, premiums in excess of policy fees and charges are not recorded as revenues but are credited to a fund balance liability. Benefits consist of interest credited to the fund balance and mortality in excess of the fund balance.

Modified Coinsurance: Reserves assumed under modified coinsurance agreements are not reflected in the accompanying balance sheets as they, and the related assets, are retained by ceding companies. For GAAP, the Company records separate payables and receivables for assumed modified coinsurance contracts.

9

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Reinsurance Assumed: For statutory accounting, the assets transferred relating to the reinsurance of inforce blocks of business are recorded as a component of premiums and annuity considerations in the statements of operations with a corresponding increase in the aggregate reserves for life and accident and health contracts. Under GAAP, the related asset and liability transfers are recorded in the balance sheet only.

Reinsurance Ceded: For statutory accounting, a liability is provided for unsecured reinsurance ceded to unauthorized companies and for authorized reinsurers for certain over due amounts. The changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established with a charge to earnings based upon a review of the financial conditions of the reinsurer.

Under statutory accounting, any increase in surplus, net of federal income taxes, resulting from the reinsurance of life and accident and health inforce business is deferred and credited directly to unassigned surplus and recognized in commissions and expense allowances on reinsurance ceded as earnings emerge from the underlying business. Under GAAP, gains from the reinsurance of inforce blocks of business are deferred and amortized into income over the settlement period of the liabilities assumed.

Certain policy-related assets and liabilities are reported net of reinsurance ceded. Such netting is not permitted under GAAP unless a legal right of offset exists.

Federal Income Taxes: Deferred federal income taxes are provided to reflect the net tax effects of temporary differences between the carrying amounts of statutory-basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes is charged or credited to unassigned surplus. Deferred tax assets in excess of certain defined limitations are excluded from the balance sheet and charged to surplus as a non-admitted asset. Under GAAP, deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amounts of GAAP basis assets and liabilities and the amounts used for federal income tax purposes. Generally, the change in net deferred taxes, excluding the amount related to other comprehensive income, is a component of net income. A valuation allowance is established for deferred tax assets that are more likely than not expected to be realized.

Other significant accounting policies include the following:

Life premiums and annuity considerations are recognized as revenue when due. On Universal Life-type insurance policies and annuities with life contingencies, premiums and considerations are recognized when collected. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Deposits on deposit-type contracts are recorded directly as liabilities when received.

Realized gains and losses from sales of investments (excluding loan-backed securities as described above) are determined using the specific identification basis. An assessment of whether an other-than-temporary decline in the value of common stocks and bonds has occurred as of the balance sheet date is based on a case-by-case evaluation of the reasons behind the decline in value. This evaluation includes: (i) an assessment of the duration and extent of the decline in value; (ii) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (iii) review of the financial performance and outlook for the issuer compared to industry peers; and (iv) analysis of any other factors, including credit rating, that may adversely affect the Company’s intent and ability to hold the investment long enough to allow for any anticipated recovery. Considering these

10

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

factors, the Company deems the unrealized losses on bonds to be temporary, as it has the intent not to sell as of December 31, 2011. Other-than-temporary declines in the value of common stocks and bonds are recognized as net realized investment gains/losses in the income statement.

The Company may sell common stocks and bonds at a loss in subsequent periods having previously asserted the intent and ability to hold such securities until recovery. Such sales may only take place in response to changes in market conditions or other circumstance that occur after the balance sheet date. As a result, the Company recognizes the associated realized losses in the period in which the decision to sell the securities is taken.

Bonds are principally carried at amortized cost. Premiums and discounts on bonds are amortized or accreted to investment income using the interest method over the contractual lives of the bonds taking into consideration call provisions, or in the case of mortgage and asset backed bonds, over the estimated life of the bond based upon anticipated prepayments at the date of purchase. Prepayment assumptions for mortgage-backed and structured securities are obtained from independent financial services and are applied monthly. Significant changes in prepayment assumptions are accounted for using the retrospective adjustment method, based upon prepayment assumptions obtained from external pricing services, which are consistent with the current interest rate and economic environment.

Mortgage loans on real estate are stated at their aggregate unpaid principal balance, less allowance for impairment. Valuation allowances, if necessary, are established for mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments. OTTI are recognized if the mortgages are past due and the Company determines it is probable that it will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement.

Income on impaired loans is accrued unless the impaired loan has been written down, in which case the income is no longer accrued. Also, when applicable, the income is non-admitted in accordance with SSAP No. 37. Interest on impaired loans is only recorded as interest when cash is received.

Real estate, including investment real estate and properties acquired in satisfaction of debt, is carried at the lower of depreciated cost or fair value less encumbrances. The depreciation and adjustments to fair value are reported as investment expense and realized losses, respectively.

The Company does not customarily invest in real estate.

Contract loans are reported at unpaid principal balances.

Cash includes cash on deposit and cash equivalents, which are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Short-term investments include investments with remaining maturities of one year or less, at the time of acquisition and are principally stated at amortized cost.

Separate Account Business includes deferred variable annuities and variable universal life contracts. The assets and liabilities for these products are almost entirely in the separate accounts of the Company, which are legally segregated and recorded in the accompanying statutory-basis statements of admitted assets, liabilities, capital and surplus as assets and liabilities of the separate accounts. The separate account assets are reported at fair value.

11

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, the net investment experience of the separate account is credited directly to the contract holder and can be positive or negative. Mortality, policy administration and surrender charges to all separate accounts are included in revenue in the statutory-basis statements of operations.

Policy claims and benefits include amounts determined on individual case and bulk reported bases for reported claims and estimates of incurred but not reported claims developed on the basis of past experience. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid claims are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Effective January 1, 2009, the Company adopted SSAP No. 99 – “Accounting for Certain Securities Subsequent to an Other-Then-Temporary Impairment”. This Statement requires the discount or reduced premium on previously impaired securities, based on the new cost basis to be amortized in a prospective manner based on the amount and timing of future estimated cash flows. The adoption of the Statement did not have a material impact on the accompanying financial statements.

Effective July 1, 2009, the Company adopted SSAP No. 43R – “Loan Backed and Structured Securities”, which supersedes SSAP No. 98 and paragraph 13 of SSAP No. 99 and revises valuation and impairment requirements based on cash flows expected to be collected for the securities, rather than fair value. The cumulative effect of adopting SSAP No. 43R as of July 1, 2009, resulted in a $16,398 increase in unassigned funds (surplus) which has been reported as a change in accounting principle directly in unassigned funds (surplus) in the accompanying financial statements.

In 2009, the Company adopted SSAP No. 10R which was issued on December 7, 2009 as a temporary replacement for SSAP No. 10. The new standard requires that insurance companies evaluate the recoverability of deferred tax assets and that only those assets that are more likely than not to be realized shall be considered in determining admitted deferred tax assets (a valuation allowance is established against those assets that do not meet this test). The standard also allows those companies meeting certain risk-based capital standards to elect to extend the reversal period for determining admitted deferred tax assets from the SSAP No. 10 standard of one year to the SSAP No. 10R standard of three years. In conjunction with this change, the limitation placed upon admitting deferred tax assets was increased from 10% to 15% of surplus. SSAP No. 10R, as currently adopted, applies to the 2009 through 2011 calendar years. The cumulative impact to surplus of electing to adopt SSAP No. 10R as of December 31, 2011, 2010 and 2009 was $70,386, $58,693 and $78,494, respectively.

Effective December 31, 2010, the Company adopted SSAP No. 100 – “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value and requires all assets and liabilities that are measured at fair value to be categorized within a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (“exit value”). The three-level hierarchy is based upon the observability of the inputs used in the fair value measurement (see Note 3). The adoption of the Statement did not have a material impact on the accompanying financial statements.

12

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Effective December 31, 2011, the Company adopted SSAP No. 5R – “Liabilities, Contingencies and Impairments of Assets”. This new standard modifies SSAP No. 5 by requiring entities to recognize, at the inception of a guarantee, a liability even if the likelihood of making payments under such guarantee is remote. The adoption of the Statement did not have a material impact on the accompanying financial statements.

Reconciliation of Net Income, Liabilities, Capital and Surplus and Cash Flow

Subsequent to the filing of its 2009 Annual Statement, the Company made the following adjustments to the Statutory-Basis financial statements. Reconciliations of Reassure’s net income and capital and surplus between the Annual Statement as originally filed and these audited financial statements are shown below:

	Liabilities	Capital and Surplus	Net Income

December 31, 2009 Annual Statement - as filed with the Department	$15,459,050	$647,931	$83,975

Adjustment to interest maintenance reserve	15,898	(15,898)	(15,898)

December 31, 2009 Statutory-Basis Financial Statement	$15,474,948	$632,033	$68,077

Subsequent to the filing of its 2011 Annual Statement, the Company made the following adjustments to the Statutory-Basis financial statements. Reconciliations of Reassure’s Cash from Operations and Cash from Investing Activities between the Annual Statement as originally filed and these audited financial statements are shown below:

	Premiums collected, net of reinsurance	Miscellaneous income - commissions	Cost of investments acquired - bonds

December 31, 2011 Annual Statement - as filed with the Department	$1,559,629	$(88,362)	$(3,088,925)

Adjustment related to reinsurance recapture	(1,011,000)	(86,204)	1,097,204

December 31, 2011 Statutory-basis Financial Statement	$548,629	$(174,566)	$(1,991,721)

These adjustments had no impact on the Company’s reported cash balance for the year ended December 31, 2011, and had no impact on the Company’s reported Statutory Basis Statement of Assets, Liabilities, and Policyholder’s Surplus, Statutory Basis Statement of Operations, or Statutory Basis Statements of Changes in Capital and Surplus for the year ended December 31, 2011.

The impact of the revision for the year ended December 31, 2011 is a decrease in cash flows from operating activities of $1,097,204 and an increase in cash flows from investing activities of $1,097,204

Material corrections of errors

During the current year’s financial statement preparation, the Company discovered certain adjustments related to prior year financial statements. This correction to the December 31, 2010 surplus is reflected in the 2011 Summary of Operations as an opening surplus adjustment in the Aggregate write-ins for gains and losses in accordance with SSAP No. 3 – “Accounting Changes and Correction of Errors”.

13

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The December 31, 2010 impact to Assets, Liabilities and Capital and Surplus, as recorded in the 2011 financial statements, is presented in the following table as if it had been recorded in 2010:

	Assets	Liabilities	Capital and Surplus

December 31, 2010 as reported	$15,742,674	$15,093,531	$649,143

Reinsurance Premiums, net of tax (1)	16,673	5,836	10,837

Deficiency Reserves (2)	—	38,200	(38,200)

January 1, 2011 as adjusted	$15,759,347	$15,137,567	$621,780

(1) Overpayment of reinsurance premiums
(2) Understatement of cedent reported reserves

3.            Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of investments in bonds and stocks, presented in Note 4, are based on quoted market prices, where available.

For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services. For common stocks that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

All other financial instruments are carried at amounts which approximate fair value, except insurance contracts, which are exempt from fair value disclosure requirements.

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on hierarchy. This three-level hierarchy is based upon the observability of the inputs used in the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The types of instruments valued based on quoted market prices in active markets include most U.S. Government securities and active, listed equity securities. Such securities are generally classified within level 1 of the fair value hierarchy.

Level 2 inputs are market-based inputs that are directly or indirectly observable, but not considered level 1 quoted prices. Level 2 inputs consist of (i) quoted prices for similar asset or liabilities in active markets; (ii) quoted prices for identical assets or liabilities in non-active markets; (iii) inputs other than quoted prices that are observable, such as interest rates, yield curves and prepayment speeds; and (iv) inputs derived from, or corroborated by, observable market data. The types of securities that trade in markets that are not considered to be active, but are valued based upon quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most U.S. Government agency securities, corporate bonds, certain mortgage and asset-backed securities, less liquid equity securities and state, municipal and provincial securities. Such securities are generally classified within level 2 of the fair value hierarchy.

Level 3 inputs are unobservable inputs. These inputs reflect the Company’s own assumptions about market pricing using the best internal and external information available. Certain securities are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such securities include private equity, less

14

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

liquid corporate bonds and certain asset-backed securities. Such securities are generally classified within level 3 of the fair value hierarchy.

In certain situations, the Company uses inputs to measure the fair value of asset and liability positions that fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

Financial assets and liabilities measured at fair value on a recurring basis

The following tables provide information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively:

December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets at Fair Value:
Common Stocks (excl. affiliates)	$7,178	$—	$3	$7,181
Separate Account Assets	101,694	—	—	101,694
Derivative Assets	—	—	5,531	5,531
Other Investments	—	—	6,994	6,994
Total Assets at Fair Value	$108,872	$—	$12,528	$121,400

Liabilities at Fair Value:

Separate Account Liabilities	$101,694	$—	$—	$101,694
Total Liabilities at Fair Value	$101,694	$—	$—	$101,694

December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets at Fair Value:
Common Stocks (excl. affiliates)	$119	$—	$220	$339
Separate Account Assets	132,026	—	—	132,026
Derivative Assets	—	—	13,847	13,847
Other Investments	—	—	6,449	6,449
Total Assets at Fair Value	$132,145	$—	$20,516	$152,661

Liabilities at Fair Value:
Separate Account Liabilities	$132,026	$—	$—	$132,026
Total Liabilities at Fair Value	$132,026	$—	$—	$132,026

There were no transfers between Level 1 and Level 2 during the current year.

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

15

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Changes in Level 3 assets and liabilities measured at fair value on a recurring basis: The following tables summarize the changes in assets and liabilities classified in Level 3 for 2011 and 2010, respectively. Gains and losses reported in these tables may include changes in fair value that are attributable to both observable and unobservable inputs.

December 31, 2011
	Balance at 1/1/2011	Transfer In (Level 3)	Transfer Out (Level 3)	Total Gains and (losses) included in Surplus	Total Gains and (losses) included in Net Income	Purchases, Sales, Issues and Settlements	Balance at 12/31/2011

Stocks	$220	$—	$—	$(217)	$—	$—	$3
Derivative Assets	13,847	—	—	(7,734)	4,771	(5,353)	5,531
Other Invested Assets	6,449	—	—	545	—	—	6,994
Total	$20,516	$—	$—	$(7,406)	$4,771	$(5,353)	$12,528

December 31, 2010
	Balance at	Transfer In	Transfer Out	Total Gains and (losses) included in	Total Gains and (losses) included in	Purchases, Sales, Issues and	Balance at
	1/1/2010	(Level 3)	(Level 3)	Surplus	Net Income	Settlements	12/31/2010

Stocks	$239	$—	$(197)	$(35)	$—	$213	$220
Derivative Assets	25,729	—	—	(10,215)	14,458	(16,125)	13,847
Other Invested Assets	9,140	—	—	(1,887)	(796)	(8)	6,449
Total	$35,108	$—	$(197)	$(12,137)	$13,662	$(15,920)	$20,516

There were no transfers in or out of Level 3 during the current year.

There were no transfers in to Level 3 during 2010. There were two securities transferred out: i) Centro Properties Security was transferred to Level 1 because the price on this security became available on the Australian Securities Exchange. The transfer occurred on June 30, 2010; ii) Online Insight preferred stock of $34 was transferred out to Level 3 non-recurring basis. In 2009 this stock was inadvertently reported as Level 3 recurring basis.

Financial assets measured at fair value on a non-recurring basis

Certain financial assets are measured at fair value on a non-recurring basis, such as certain bonds valued at the lower of cost or fair value, or investments that are impaired during the reporting period and recorded at fair value on the balance sheet at December 31, 2011.

The following table summarizes assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010, respectively:

For Bonds:	2011	2010
Quoted prices in active markets for identical assets (Level 1)	$—	$—
Significant other observable inputs (Level 2)	1,939	7,374
Significant unobservable Inputs (Level 3)	12	12
Total gains (losses) included in surplus and net income	(866)	(191)

16

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

4.    Invested Assets

The following tables present the book/adjusted carrying value, gross unrealized gains and losses, and estimated fair values of securities at December 31, 2011 and 2010, respectively:

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2011

U.S. Government obligations	$3,236,092	$850,615	$3	$4,086,704
All other Governments	384,904	27,038	776	411,166
States, territories, and possessions	31,066	3,289	—	34,355
Political subdivisions of states, territories, possessions	4,529	682	2	5,209
Special revenue and assessment	65,193	11,415	55	76,553
Industrial and miscellaneous	5,448,728	647,255	28,573	6,067,410
Mortgage and asset-backed securities	2,723,716	154,684	40,818	2,837,582
Credit tenant loans	102,119	15,394	843	116,670
Affiliate european medium term notes	200,000	9,654	—	209,654
Hybrid preferred stock	109,904	2,542	4,169	108,277
Total bonds	$12,306,251	$1,722,568	$75,239	$13,953,580

Preferred stocks	$659	$—	$659	$—

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2010

U.S. Government obligations	$3,409,486	$113,439	$129,820	$3,393,105
All other Governments	75,944	6,780	—	82,724
States, territories, and possessions	29,735	—	1,806	27,929
Political subdivisions of states, territories, possessions	4,561	36	48	4,549
Special revenue and assessment	59,382	416	1,871	57,927
Industrial and miscellaneous	4,070,296	395,534	15,157	4,450,673
Mortgage and asset-backed securities	2,942,212	116,855	56,401	3,002,666
Credit tenant loans	85,234	8,404	546	93,092
Affiliate european medium term notes	200,000	6,670	—	206,670
Hybrid preferred stock	111,654	8,186	2,256	117,584
Total bonds	$10,988,504	$656,320	$207,905	$11,436,919

Preferred stocks	$659	$70	$—	$729

17

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The following tables present gross unrealized losses and fair values, aggregated by investment category and length of time, for securities with unrealized losses, at December 31, 2011 and 2010, respectively:

	Less than Twelve Months		Twelve Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2011
U.S. Government obligations	$15,159	$3	$—	$—	$15,159	$3
All other Governments	57,793	776	—	—	57,793	776
States, territories, and possessions	—	—	—	—	—	—
Political subdivisions of states, territories, possessions	—	—	1,508	2	1,508	2
Special revenue and assessment	—	—	1,012	55	1,012	55
Industrial and miscellaneous	524,031	26,461	28,932	2,112	552,963	28,573
Mortgage and asset-backed securities	195,204	6,684	256,184	34,134	451,388	40,818
Credit tenant loans	—	—	8,998	843	8,998	843
Hybrid preferred stock	34,166	2,089	10,920	2,080	45,086	4,169
Total bonds	$826,353	$36,013	$307,554	$39,226	$1,133,907	$75,239

Preferred stocks	$—	$659	$—	$—	$—	$659

December 31, 2010
U.S. Government obligations	$1,598,209	$102,231	$103,081	$27,589	$1,701,290	$129,820
All other Governments	—	—	—	—	—	—
States, territories, and possessions	27,929	1,806	—	—	27,929	1,806
Political subdivisions of states, territories, possessions	1,463	48	—	—	1,463	48
Special revenue and assessment	39,701	1,413	2,801	458	42,502	1,871
Industrial and miscellaneous	358,363	11,696	54,010	3,461	412,373	15,157
Mortgage and asset-backed securities	419,999	33,582	271,994	22,819	691,993	56,401
Credit tenant loans	19,076	546	—	—	19,076	546
Hybrid preferred stock	22,529	774	36,017	1,482	58,546	2,256
Total bonds	$2,487,269	$152,096	$467,903	$55,809	$2,955,172	$207,905

Preferred stocks	$—	$—	$—	$—	$—	$—

At December 31, 2011, the Company held 83 fixed maturity securities with gross unrealized losses of $39,226 that had been in an unrealized loss position for 12 months or more. Based on an evaluation by the Company (refer to Note 2 for a description of factors considered), such securities were not considered to be other-than-temporarily impaired.

At December 31, 2011, the contractual maturities of investments in bonds are as follows:

	Book/Adjusted	Fair
	Carrying Value	Value

Due in one year or less	$183,593	$185,996
Due after one year through five years	1,284,392	1,349,351
Due after five years through ten years	3,067,377	3,361,820
Due after ten years	5,047,173	6,218,831
Mortgage and asset-backed securities	2,723,716	2,837,582
Total	$12,306,251	$13,953,580

18

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Major sources and related amounts of net investment income are as follows:

	2011	2010	2009
Bonds	$613,731	$594,063	$628,701
Preferred stocks	—	140	1,192
Mortgage loans	2,397	3,521	6,054
Contract loans	288,356	303,098	290,309
Cash and short-term investments	516	703	1,467
Other invested assets	2,075	2,893	2,099
Gross investment income	907,075	904,418	929,822
Investment expenses	16,961	16,361	16,098
Net investment income	$890,114	$888,057	$913,724

Realized capital gains and losses and proceeds from sales of investments in bonds, excluding calls and maturities and before transfer of certain net gains to the IMR, consist of the following:

	2011	2010	2009
Realized gains	$41,261	$118,411	$244,753
Realized losses	(17,327)	(23,338)	(144,507)
Net realized gains	23,934	95,073	100,246
Proceeds from sales of bonds	$1,409,004	$4,329,759	$5,761,338

Realized capital losses include $10,569, $21,901, and $131,422 relating to bonds that experienced an other-than-temporary decline in value in 2011, 2010 and 2009, respectively.

The concentrations of credit risk are broken down along the following collateral-type lines for loan-backed securities, as defined by the revised SSAP 43R:

Loan-Backed Security Type	Fair Value
RMBS- Prime	$154,220
MBS- Agency	1,220,050
RMBS- Non Prime	85,740
RMBS- Home Equity	46,817
ABS- Equipment	42,065
ABS- Manufactured/Mobile	7,607
ABS- Other	375,120
ABS- Credit Card	5,366
ABS- Auto	12,141
CMBS	888,456
Total	$2,837,582

19

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

There was no OTTI recognized by the Company in 2011 on loan-backed securities classified on the basis of intent to sell or inability or lack of intent to retain for a time sufficient to recover the amortized cost basis.

Loan backed securities held by the Company at December 31, 2011, with a recognized OTTI, where the estimated present value of cash flows expected to be collected is less than the amortized cost basis of the securities at the time the OTTI was recorded were as follows:

CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	OTTI	Amortized Cost After OTTI	Fair Value	Date of Financial Statement Where Reported	Lot ID
004421RW5	$47	$35	$12	$35	$35	9/30/2010	5770257
04542BMV1	5,277	5,017	261	5,017	1,205	9/30/2010	5770274
04542BMV1	5,026	3,530	1,496	3,530	2,200	12/31/2010	5770274
04542BMV1	3,554	3,199	355	3,199	1,896	6/30/2011	5770274
04542BMV1	3,200	1,825	1,375	1,825	1,825	9/30/2011	5770274
04542BMV1	1,825	1,500	325	1,500	1,444	12/31/2011	5770274
04542BMW9	2,014	1,083	931	1,083	395	6/30/2010	5770275
04542BMW9	1,084	936	148	936	441	9/30/2010	5770275
04542BMW9	936	538	398	538	421	12/31/2010	5770275
05948XSF9	215	186	29	186	155	3/31/2011	7414419
05948XSF9	199	145	54	145	144	6/30/2011	7414419
059522BC5	20,242	19,510	732	19,510	15,853	9/30/2009	7875158
059522BC5	20,242	19,510	732	19,510	15,853	9/30/2009	5150216
059522BC5	17,651	17,353	298	17,353	13,961	3/31/2010	7875158
059522BC5	17,651	17,353	298	17,353	13,961	3/31/2010	5150216
059522BC5	16,899	16,809	90	16,809	15,236	6/30/2010	5150216
059522BC5	16,899	16,809	90	16,809	15,236	6/30/2010	7875158
07387BBG7	231	228	3	228	171	6/30/2011	5770297
07387BBG7	185	183	2	183	137	6/30/2011	5770823
12545CAU4	19,214	17,975	1,239	17,975	13,591	9/30/2009	7414376
12545CAU4	15,830	14,809	1,021	14,809	11,197	9/30/2009	7571316
126673P55	1,768	987	781	987	518	9/30/2010	5770326
126673P55	987	497	490	497	497	12/31/2010	5770326
126673P71	3,329	730	2,599	730	325	9/30/2010	5770327
126673P71	730	311	419	311	311	12/31/2010	5770327
126673RA2	748	162	586	162	137	12/31/2010	7414424
126673RB0	1,944	500	1,444	500	500	12/31/2010	5770329
126673Z47	269	182	87	182	166	12/31/2010	5770330
126673Z62	534	415	119	415	415	9/30/2010	5770332
12667GKB8	10,031	10,000	31	10,000	7,672	12/31/2009	2825026

20

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Continued from previous page:

CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	OTTI	Amortized Cost After OTTI	Fair Value	Date of Financial Statement Where Reported	Lot ID
12667GKB8	6,386	6,367	19	6,367	4,872	12/31/2009	8838383
12667GKB8	10,031	10,000	31	10,000	7,672	12/31/2009	8838384
12667GKB8	10,000	9,820	180	9,820	7,600	3/31/2010	2825026
12667GKB8	6,367	6,255	112	6,255	4,826	3/31/2010	8838383
12667GKB8	10,000	9,820	180	9,820	7,600	3/31/2010	2825026
12667GKB8	9,821	9,791	30	9,791	7,856	12/31/2011	2825026
247635A@4	16	12	4	12	12	12/31/2009	7810349
254206AC9	500	465	35	465	105	3/31/2010	7074390
254206AC9	574	562	12	562	111	3/31/2011	7074390
254206AC9	639	544	95	544	61	9/30/2011	7074390
294751DG4	781	768	13	768	556	3/31/2011	7074357
294751DG4	761	747	14	747	526	6/30/2011	7074357
294751DG4	717	695	22	695	492	9/30/2011	7074357
294751DG4	697	653	44	653	477	12/31/2011	7074357
36157R3Z6	1,959	962	997	962	744	9/30/2009	3602292
36157R3Z6	820	220	600	220	219	12/31/2009	3602292
38373MKM1	2,116	1,299	817	1,299	560	9/30/2009	1264897
464187CS0	2,165	2,121	44	2,121	1,720	3/31/2011	7074374
464187CS0	2,199	2,116	83	2,116	1,742	6/30/2011	7074374
464187CS0	2,129	2,080	49	2,080	1,589	9/30/2011	7074374
64352VGW5	1,631	1,398	233	1,398	1,351	6/30/2010	5775760
74958EAJ5	24,344	23,875	469	23,875	21,899	6/30/2010	7414463
75970NBL0	5,924	4,376	1,548	4,376	983	9/30/2009	7074364
75970NBL0	4,405	1,900	2,505	1,900	1,061	9/30/2010	7074364
75970NBL0	1,901	1,304	597	1,304	1,061	12/31/2010	7074364
75970NBL0	1,304	1,201	103	1,201	803	6/30/2011	7074364
75970NBL0	1,201	729	472	729	729	9/30/2011	7074364
759950ES3	1,034	823	211	823	397	12/31/2010	7074365
759950ES3	860	815	45	815	300	6/30/2011	7074365
759950ES3	826	295	531	295	263	9/30/2011	7074365
76110VRK6	542	424	118	424	423	3/31/2011	5771083
76110VRK6	519	514	5	514	394	6/30/2011	5771083
76110WZU3	2,155	1,636	519	1,636	712	12/31/2010	5775762
76110WZU3	1,542	1,453	89	1,453	866	6/30/2011	5775762
76110WZU3	1,461	841	620	841	736	9/30/2011	5775762
76110WZV1	487	249	238	249	249	12/31/2010	7414486
76111XZR7	13,267	13,243	24	13,243	11,558	6/30/2010	7414465
78473NAC7	34,243	33,505	738	33,505	24,289	9/30/2009	6789046
78473NAC7	32,000	30,550	1,450	30,550	23,713	12/31/2009	6789046
78473NAC7	28,389	27,946	443	27,946	25,868	6/30/2010	6789046
78473NAC7	22,902	20,947	1,955	20,947	19,298	9/30/2011	6789046
Total			$32,739

21

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

For all impaired loan-backed securities for which an other-than-temporary impairment has not been recognized in earnings as a realized loss at December 31, 2011:

	Loss < 12 months	Loss > 12 months	Total
(a) The aggregate amount of unrealized losses	$7,022	$17,694	$24,716
(b) The aggregate related fair value of securities with unrealized losses	$198,172	$159,464	$357,636

Cash and securities with carrying value of approximately $123,279 and $102,079, respectively were deposited by the Company under requirements of regulatory authorities as of December 31, 2011 and 2010.

All properties that secure mortgage loans are required to be covered by an all-risk or multi-peril insurance policy that contains a loss payable clause in favor of the Company in an amount no less than the value of the mortgage loan.

The maximum percentage of any one loan to the value of security at the time of the loans, exclusive of insured or guaranteed mortgages, was 75%.

Mortgage loan balances at December 31, 2011 and 2010 were as follows:

	2011	2010
Non-impaired loans	$25,725	$34,159
Impaired loans, net of allowance	—	1,224
Total	25,725	35,383

Average investment in impaired loans	$—	$306

The Company had one mortgage of $606 with interest 180 days or more past due of $289 at December 31, 2011.

Interest income recognized during the period the loans were impaired was $116, $17, and $457 for the years ended December 31, 2011, 2010 and 2009, respectively.

Realized capital losses included $0, $980, and $1,134 in write downs of mortgage loans that experienced an other-than-temporary decline in value in 2011, 2010 and 2009, respectively.

Activity in the allowance reserves for the years ended December 31, 2011 and 2010 was as follows:

	2011	2010

Beginning balance, December 31	$987	$7,028
Principal balance written-off	—	(5,887)
Write downs for other-then-temporary impairments	—	980
Transferred to real estate upon foreclosure	—	(1,134)
Recoveries paid in full	(100)	—
Ending balance, December 31	$887	$987

There are no Low Income Housing Tax Credit (“LIHTC”) investments at December 31, 2011 as they expired during 2011.

22

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The LIHTC were not subject to any regulatory reviews and the Company’s investment in LIHTC does not exceed 10% of total admitted assets. The Company recorded no impairment during 2011. There were no write-downs or reclassifications made during the year due to the forfeiture or ineligibility of tax credits.

Collateral loans carried as other invested assets consist of tri-party repurchase contracts wherein the Company lends cash to a borrower, typically a highly rated broker/dealer who, in turn, deposits collateral with a third party custodial bank. The collateral consists of bonds and stocks with a market value equal to at least 102% of the amount borrowed and is marked-to- market daily to determine adequacy. Collateralized loan agreements at December 31, 2011 and 2010 were as follows:

	2011	2010
Fair Value of Collateralized Loan	$133,500	$61,800
Fair Value of Collateral Received	$136,170	$63,036

The Company monitors the fair value of securities lent and the collateral received each day to ensure sufficient collateral is maintained. The Company is exposed to risk of loss to the extent collateral values are less than fair value of lent securities not returned. In the event of borrower default, the Company has the unrestricted right to sell the collateral. Management believes such an event is unlikely.

Securities lent at December 31, 2011 and 2010 were as follows:

	2011	2010
Fair Value of Securities Lent	$128,185	$—
Fair Value of Collateral Received	131,610	—

There were no transfer of receivables reported as sales nor were there any wash sales.

In conjunction with the dissolution of Aldgate, the Company recorded a net realized loss of $56,778 in 2010, reflecting the reversal of a $107,000 unrealized loss recorded in 2009, partially offset by the return to the Company of Aldgate’s remaining equity totaling $50,222.

5.    Derivative Instruments

The Company is exposed to credit loss in the event of nonperformance by counterparties on over-the-counter equity call options. The Company reduces its credit risk associated with such agreements by purchasing such contracts from financial institutions with high credit ratings and long-standing performance records. The amount of such exposure is essentially the net replacement cost or fair value for such contracts with each counterparty if the net fair value is in the Company’s favor.

The Company buys and sells To-Be-Announced (“TBA”) contracts, which is a forward, or delayed delivery, mortgage-backed securities contract. In a TBA contract, the Company contracts to purchase a mortgage-backed security at a price agreed upon on the contract date for delivery and payment at a specified future settlement date, which may range from 30 days to 180 days in the future. The actual security delivered is determined two days prior to the settlement date. Only pass-through mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and the Government National Mortgage Association (GNMA) are eligible for trading in the TBA market. The TBA contract market allows the mortgage lenders to sell the loans they intend to fund even before the loans are closed and to lock in an interest rate. The TBA contract market is generally

23

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

considered to be fungible and liquid. At December 31, 2011, the Company had no open TBA contracts. TBA contracts do not qualify for hedge accounting.

The Company uses call options to offset the increase in its liabilities associated with a certain product, which guarantees payment of an interest rate that is the greater of a fixed rate or the rate calculated using a formula based on the S&P index. Call options, which expire in 2012, provide the Company with settlement payments from the counterparties on specified expiration dates. The payment, if any, is the percentage increase in the index over the strike price defined in the contract, applied to the number of contracts.

The call options are not held for trading purposes and are classified in the accompanying balance sheets as derivative options. The number of contracts of outstanding options, along with their carrying values and estimated fair values are as follows at December 31, 2011 and 2010 (in thousands except number of contracts):

	Equity Indexed Derivatives Call Options (based on S&P 500 Index)
	2011	2010
Number of Contracts	159,521	182,000
Carrying Value	$5,531	$13,847
Fair Value	$5,531	$13,847

The Company’s derivatives do not qualify for hedge accounting. The activity by disaggregated derivative classes is as follows:

	2011			2010
	Call options	TBAs	Total	Call options	TBAs	Total
Beginning Balance	$13,847	$—	$13,847	$25,729	$—	$25,729

Acquired	10,320		10,320	10,902		10,902
Considerations	(15,673)	—	(15,673)	(25,071)	(1,956)	(27,027)
Realized Gains/(Losses)	4,771	—	4,771	12,502	1,956	14,458
Unrealized Gains/(Losses)	(7,734)		(7,734)	(10,215)		(10,215)

Ending Balance	$5,531	$—	$5,531	$13,847	$—	$13,847

A reconciliation of the number of contracts for the call options is as follows:

	2011	2010
Balance at beginning of year	$182,000	$187,294
New contracts	159,521	182,000
Terminations and maturities	(182,000)	(187,294)
Balance at end of year	$159,521	$182,000

The Company has no derivatives accounted for as cash flow hedges.

6.    Borrowed Funds

Prior to 2010, the Company utilized reverse repurchase agreements (“reverse repos”) as a part of an overall income enhancement program. At December 31, 2009 the Company had (including interest expense) $22,002 of reverse repos outstanding at an average rate of 1.06%. The reverse repos matured in January 2010. In 2010, the Company discontinued its reverse repurchase program.

24

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

7.    Life Premiums and Annuity Considerations Deferred and Uncollected

The following tables reflect deferred and uncollected life insurance premiums and annuity considerations at December 31, 2011 and 2010:

December 31, 2011
	Gross	Net of Loading
Ordinary life (renewal business)	$5,779	$12,825
Group life	(1,686)	(1,687)
Total	$4,093	$11,138

December 31, 2010
	Gross	Net of Loading
Ordinary life (renewal business)	$(36,180)	$(41,765)
Group life	(6,210)	(6,211)
Total	$(42,390)	$(47,976)

8.    Aggregate Reserves for Life and Accident and Health Contracts

Reserves for life contracts are generally computed on the net level premium method, Commissioners’ Reserve Valuation Method (“CRVM”), while reserves for accident and health contracts are generally computed on the two-year preliminary term method. The reserves are based on statutory mortality, morbidity and interest assumptions without consideration of withdrawals, except for 1998 and later issued Long Term Care policies, which do anticipate lapse and withdrawal activity. Accident and health reserves are generally calculated at interest rates ranging from 2.5% to 6.0% using the 1964 Commissioners’ Disability Table, 1985 Commissioners’ Individual Disability Table A and 1985 National Nursing Home Survey. Life policy reserves are principally determined by using the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality tables with valuation interest rates ranging from 2.00% to 6.0%. Reserves for individual and group annuity contracts are based principally on the 1971, 1983 and 2000 Individual and Group Annuity Mortality tables with assumed interest rates ranging from 2.5% to 13.25%.

Statutory reserves for an assumed block of business, for which the ceding company administers and values the business, were increased by $45,700 as of December 31, 2011. $38,200 of this increase was reflected as a prior period adjustment (see Note 2) and $7,500 was reflected in increase/(decrease) in aggregate reserves for life and accident and health contracts in the 2011 Statement of Operations and Changes in Capital and Surplus. The additional reserves apply to Return of Premium riders on term products which produce Unusual Cash Values as defined by the Valuation of Life Insurance Policies Model Regulation (formerly Regulation XXX).

Policy reserves for deferred annuity contracts are calculated using the Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with interest rates ranging from 2.5% to 10.0%. Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Reserves for all other annuity and supplementary contracts are calculated using various mortality tables and interest rates ranging from 2.5% to 13.25%.

25

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The Company waives deduction of deferred fractional premiums upon deaths of insured and returns any portion of the final premium beyond the date of death. A reserve is held where a surrender value is promised in excess of the legally computed reserves, if any.

Extra premiums are charged for policies covering substandard lives. Reserves for substandard policies with flat extra charges are determined as one-half (1/2) of the extra premium charge for the year. Mean reserves for table related substandard policies are based on appropriate multiples of standard rates of mortality.

At December 31, 2011, the Company had $17,378,008 of insurance inforce, for which the maximum gross premiums were less than the net premiums, according to the standard of valuation set by the Department. Premium deficiency reserves for the above insurance totaled $230,053.

The following tables reflect withdrawal characteristics of annuity reserves and deposit fund liabilities at December 31, 2011 and 2010:

	December 31, 2011
		General Account	Separate Account with Guarantees	Separate General Nonguaranteed	Total	% of Total
A.	Subject to discretionary withdrawal:
	(1) With market value adjustment	$122,624	$11,969	$—	$134,593	4.5%
	(2) At book value less surrender charge of 5% or more	354,972	—	—	354,972	11.8%
	(3) At market value	870	—	66,020	66,890	2.2%
	(4) Total with adjustment or at market value	478,466	11,969	66,020	556,455	18.5%
	(5) At book value without adjustment (minimal or no charge or adjustment)	2,277,587			2,277,587	75.5%
B.	Not subject to discretionary withdrawal:	180,905	—	—	180,905	6.0%
C.	Total (gross)	2,936,958	11,969	66,020	3,014,947	100.0%
D.	Reinsurance ceded	351,842	—	—	351,842
E.	Total (net)* (C)- (D)	$2,585,116	$11,969	$66,020	$2,663,105

	December 31, 2010
		General Account	Separate Account with Guarantees	Separate General Nonguaranteed	Total	% of Total
A.	Subject to discretionary withdrawal:
	(1) With market value adjustment	$150,917	$14,047	$—	$164,964	5.1%
	(2) At book value less surrender charge of 5% or more	474,239	—	—	474,239	14.8%
	(3) At market value	967	—	87,063	88,030	2.7%
	(4) Total with adjustment or at market value	626,123	14,047	87,063	727,233	22.6%

	(5) At book value without adjustment (minimal or no charge or adjustment)	2,297,379			2,297,379	71.6%
B.	Not subject to discretionary withdrawal:	185,662	—	—	185,662	5.8%
C.	Total (gross)	3,109,164	14,047	87,063	3,210,274	100.0%
D.	Reinsurance ceded	2,295,565	—	—	2,295,565
E.	Total (net)* (C)- (D)	$813,599	$14,047	$87,063	$914,709

26

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

9.  Federal Income Taxes

A. (1)             The components of the net deferred tax asset/(liability) (“DTA”/”DTL”) as of December 31, 2011 are as follows:

		December 31, 2011			December 31, 2010			Change
		Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total

(a)	Gross Deferred Tax Assets	$466,303	$30,170	$496,473	$371,295	$87,169	$458,464	$95,008	$(56,999)	$38,009
(b)	Statutory Valuation Allowance Adjustment	—	—	—	—	(87,169)	(87,169)	—	87,169	87,169
(c)	Adjusted Gross Deferred Tax Assets (1a - 1b)	466,303	30,170	496,473	371,295	—	371,295	95,008	30,170	125,178
(d)	Deferred Tax Liabilities	(25,546)	—	(25,546)	(20,315)	—	(20,315)	(5,231)	—	(5,231)
(e)	Subtotal (Net Deferred Tax Assets) (1c - 1d)	$440,757	$30,170	$470,927	$350,980	$—	$350,980	$89,777	$30,170	$119,947

(f)	Deferred Tax Assets Nonadmitted (excluding valuation allowance)	326,511	30,170	$356,681	244,617		$244,617	81,894	30,170	$112,064
(g)	Net Admitted Deferred Tax Assets (1e - 1f)	$114,246	$—	$114,246	$106,363	$—	$106,363	$7,883	$—	$7,883

(2)
The Company has met the necessary Risk-Based capital levels to be able to admit the increased amount of deferred tax assets under SSAP No. 10R and an election has been made to admit DTAs pursuant to SSAP No. 10R.

(3)	The Company recorded a change in admitted DTAs as the result of its election to employ the provisions of paragraph10.e. of SSAP No. 10R.

(4)	The Company does not have any adjusted DTAs that are capital in nature. The following table provides the Company’s admission calculation components:

		December 31,
		2011	2010	Change
	SSAP No. 10R, Paragraphs 10.a., 10.b., and 10.c.:

10.a	Federal Income Taxes recoverable through loss carryback	$43,859	$33,846	$10,013
10.b	Admitted pursuant to 10.b.(lesser of i. or ii. below)	—	13,824	(13,824)
10.b.i.	Adjusted gross DTA expected to be realized in one year	43,859	13,824	30,035
10.b.ii.	10% adjusted statutory capital and surplus limit	—	50,345	(50,345)
10.c	Admitted pursuant to 10.c.	25,546	20,315	5,231
	Total (10.a+10.b+10.c)	$69,405	$67,985	$1,420

	SSAP No. 10R, Paragraphs 10.e.:

10.e.i.	Additional admitted pursuant to 10.e.i.	$28,055	$—	$28,055
10.e.ii.	Additional admitted pursuant to 10.e.ii.(lesser of a. or b. below)	42,331	58,693	(16,362)
10.e.ii.a.	Adjusted gross DTA expected to be realized in three years	42,331	58,693	(16,362)
10.e.ii.b.	15% adjusted statutory capital and surplus limit	171,896	75,517	96,379
10.e.iii.	Additional admitted pursuant to 10.e.iii.	—	—	—
	Total (10.e.i + 10.e.ii + 10.e.iii)	$70,386	$58,693	$11,693
				—
	Used in SSAP No. 10R, Paragraph 10.d.			—
				—
	Total Adjusted Capital	$1,128,422	$678,070	$450,352
	Authorized Control Level	$115,378	$80,613	$34,765

27

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

(5)	The Gross DTAs and Net Admitted Adjusted Gross DTAs have not been impacted by Tax Planning Strategies.

(6)	The following table provides the Company’s amount of admitted DTAs, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation:

		December 31,
		2011	2010	Change

	SSAP No. 10R, Paragraphs 10.a., 10.b., and 10.c.: Admitted Deferred Tax Assets
(a)	Admitted Deferred Tax Assets	$43,859	$47,670	$(3,811)
(b)	Admitted Assets	17,040,041	15,683,980	1,356,061
(c)	Adjusted Statutory Surplus	1,019,073	590,451	428,622
(d)	Total Adjusted Capital from DTAs	43,859	47,670	(3,811)

	Increase due to SSAP No. 10R, Paragraph 10.e.:

(e)	Admitted Deferred Tax Assets	$70,386	$58,693	$11,693
(f)	Admitted Assets	70,386	58,693	11,693
(g)	Statutory Surplus	70,386	58,693	11,693

B. There are no unrecognized DTLs.

28

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

C. Current Tax and Change in Deferred Tax

 Current income tax expense/(benefit) consists of the following components:

		December 31,
		2011	2010	Change

(1)	Current income tax
	Federal income taxes	857	6,323	(5,466)
	Prior period adjustment	4,434	(671)	5,105
	Federal income taxes incurred	$5,291	$5,652	$(361)

(2)	Deferred Tax Assets:
	Ordinary:
	Aggregate reserves and contract liabilities	256,463	166,916	89,547
	Invested assets	2,336	3,041	(705)
	Deferred acquisition costs	190,095	174,305	15,790
	Net operating loss carry-forward	523	1,196	(673)
	Other	16,886	25,837	(8,951)
		$466,303	$371,295	$95,008

	Nonadmitted Assets	(326,511)	(244,617)	(81,894)

	Admitted ordinary deferred tax assets	139,792	126,678	13,114

	Capital:
	Invested assets	26,506	31,211	(4,705)
	Capital loss carry-forward	3,386	55,680	(52,294)
	Other	278	278	(0)
		$30,170	$87,169	$(56,999)

	Nonadmitted capital assets	(30,170)	—	(30,170)
	Statutory valuation allowance adjustment	—	(87,169)	87,169

	Admitted deferred tax assets	139,792	126,678	13,114

(3)	Deferred Tax Liabilities:
	Ordinary:
	Deferred and uncollected premium	(16,149)	(20,055)	3,906
	Deferred gain	(4,701)	—	(4,701)
	Other	(4,696)	(260)	(4,436)
		$(25,546)	$(20,315)	$(5,231)

(4)	Net deferred tax assets/liabilities	$114,246	$106,363	$7,883

D. Reconciliation of Federal Income Tax rate to Actual Effective Rate

       The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.

29

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The significant items causing this difference are as follows:

	Amount	Tax Effect @ 35%	Effective Tax Rate

Net gains from operations before taxes	$142,981	$50,043
Realized capital gains (losses)	18,056	6,320
	161,037	56,363	35.00%
Ceding commission	(442,151)	(154,753)	-96.10%
IMR amortization/DI IMR transfer	88,007	30,802	19.13%
Prior period adjustments	20,722	7,253	4.50%
Surplus changes	767	268	0.17%
IRS audit - interest	23,290	8,152	5.06%
Prior period adjustment - reinsurance premium	16,673	5,836	3.62%
Deferred tax adjustment	50,203	17,571	10.91%
Total	$(81,452)	$(28,508)	-17.70%

Federal income taxes incurred		$5,291	3.29%
Change in net deferred income taxes		(33,799)	-20.99%
Total statutory income taxes		$(28,508)	-17.70%

E.	(1)	At December 31, 2011, the Company had operating loss carryforwards expiring in the year 2018 of $1,495.

	(2)	At December 31, 2011, the Company had capital loss carryforwards expiring through the year 2014 of $9,675.

	(3)	The amount of federal taxes incurred and available for recoupment in the event of future tax losses is:

Year	Ordinary	Capital	Total

2011	$71,915	$—	$71,915
2010	—	—	—
2009	—	—	—
Total	$71,915	$—	$71,915

	(4)	There were no deposits under Section 603 of the Internal Revenue Code.

F.	(1)
The Company will be included through July 1, 2011 in a consolidated federal life insurance company income tax return filed by its former Parent, SRLHA. Companies included in the consolidated returns are as follows:

Swiss Re Life & Health America Inc.
Reassure America Life Insurance Company (no longer a member as of July 2, 2011)
Rialto Re I Inc.
Sterling Re Inc.

30

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

(2)
The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon separate return calculations with credit for net losses utilizable on a separate company basis or in consolidation. Intercompany tax balances are settled annually. At December 31, 2011 and 2010, the Company had a receivable from SRLHA under the agreement of $69,708 and $1,152, respectively.

Following the restructuring transaction described in Note 1, the Company will file a stand-alone tax return for the period of July 2, 2011 through December 31, 2011.

G.
In 2011, the Internal Revenue Service concluded its examination of tax years 2005 through 2008 and commenced an examination of the 2009 and 2010 consolidated tax returns filed by the Company’s former parent, SRLHA. In 2011 and 2010, the Company did not accrue any tax contingencies nor any possible interest or penalties related to tax contingencies. Although the Company believes it is reasonably possible that estimated liabilities for tax contingencies could arise over the next twelve months, such potential liabilities are not expected to be material to the Company’s capital and surplus.

10.	Capital and Surplus

Life and health insurance companies are subject to certain risk-based capital (“RBC”) requirements as specified by the NAIC. Under these requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2011, the Company exceeds the minimum RBC requirements.

Under Indiana insurance regulations, the Company is limited in the amount of dividends it may pay its shareholders. The maximum dividend generally permitted is the greater of the prior year’s statutory-basis net income or ten percent of the prior year’s earned surplus.

Extraordinary dividends above these general statutory limitations may be paid with the prior approval of the Department.

The Company received a capital contribution from its former parent SRLHA of $627,000 and $100,000 on July 1, 2011 and December 31, 2009, respectively.

On July 1, 2011, the Company issued the Note as described in Note 1 due July 1, 2021 in the principal amount of $150,000 to its affiliate, SRLC. The term of the Note is 10 years and interest is payable annually in arrears at a fixed rate of 6.25% per annum. The issuance of the Note was approved by the Indiana Department of Insurance. Payments of principal and interest with respect to the Note are subject to further approval by the Indiana Department of Insurance.

For the years ended December 31, 2011, 2010 and 2009, the Company amortized $442,151, $178,949, and $78,855 respectively, as commissions and expense allowances on reinsurance ceded in its statements of operations. As reflected in Note 11, Reinsurance, the Company fully amortized a deferred ceding commission of $373,610 related to the termination of certain inter-affiliate retrocession agreements in 2011 and fully amortized a deferred ceding commission of $113,948 related to the termination of the Aldgate business in 2010. At December 31, 2011, the remaining unamortized deferred ceding commission is $139,140.

31

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

In conjunction with the dissolution of Aldgate and the return to the Company of Aldgate’s remaining equity, the Company reversed an unrealized loss of $107,000 which had been recorded in 2009 upon the Company’s payment of a capital contribution to Aldgate.

The reported surplus at December 31, 2011 and 2010 includes the following items:

	2011	2010
Unrealized gains and (losses), net of tax	$(2,101)	$2,923
Non-admitted asset values	(363,948)	(339,830)
Asset valuation reserve	(32,940)	(22,846)
Unauthorized reinsurance	(3,251)	(5,058)

11.   Reinsurance

In the normal course of business, the Company cedes to reinsurers risk that exceeds retention limits. Contracts for insurance ceded do not relieve the Company of its obligations to policyholders.

After receipt of all required regulatory approvals, the Company terminated certain inter-affiliate retrocession agreements and recaptured the business subject to those agreements effective July 1, 2011. Upon recapture, the Company’s Aggregate Reserves for Life Contracts and Aggregate Reserves for Accident and Health Contracts increased by $6,578,209 and $841,647, respectively and the Company paid net recapture fees of $164,270. In addition, the Company’s Funds Held Under Reinsurance Treaties decreased by $6,456,638, the Company received bonds of approximately $1,097,000 and cash of approximately $18,300. Along with the assets, an IMR of $114,334 was transferred and the Company fully amortized a deferred ceding commission of $373,610 related to the terminated business. Following are the recaptured agreements:

Automatic Self-Administered Reinsurance Agreement, effective December 31, 2004 as amended by the Novation Agreement dated December 31, 2008, between the Company (f/k/a Valley Forge Life Insurance Company) and SRZ;

Automatic Self Administered Reinsurance Agreement, effective March 31, 2004 between the Company (f/k/a Valley Forge Life Insurance Company) and SRZ;

Automatic Self Administered Retrocession Agreement, effective January 1, 2003, between the Company and SRZ;

Automatic Self Administered Retrocession Agreement, effective January 1, 2007, as amended by the Novation Agreement dated December 31, 2008, between the Company and SRZ;

Amended and Restated Automatic Self Administered Retrocession Agreement, effective July 1, 2005, as amended by the Novation Agreement dated October 1, 2008, between the Company and SRZ; and

Reinsurance Agreement between the Company and SRLHA effective October 1, 1999.

Effective April 30, 2010, the Company executed a termination amendment to its coinsurance agreement with Aldgate. Upon termination, the Company’s funds held under reinsurance treaties decreased by approximately $1,233,000 and aggregate reserves for the life contracts increased by approximately $1,243,000. Additionally, the Company fully amortized a deferred ceding commission of $113,948 related to the terminated business (included in Note 10).

32

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Effective October 1, 2009, the Company entered into two separate coinsurance agreements with PHL Variable Insurance Company (“PHL”) and Phoenix Life and Annuity Company (“PLAC”), whereby the Company coinsured two blocks of level term insurance business, net of existing third-party reinsurance premiums, allowances and benefits. Under such agreements, the reserve transfer from PHL and PLAC totaled $14,334 of statutory policy liabilities and assets backing such liabilities in exchange for ceding commissions totaling $11,000 paid by the Company.

The Company’s policy generally is to require collateral from those reinsurers not authorized to conduct reinsurance business in Indiana in an amount at least equal to the statutory reserves reinsured. Collateral held, in the form of letters of credit, trust agreements, funds deposited and miscellaneous credit balances, were $2,238,435, and $8,993,250 at December 31, 2011 and 2010, respectively.

Premiums (on both written and earned basis), excluding considerations for supplementary contracts with life contingencies, were as follows:

	2011	2010	2009
Assumed	$252,577	$44,655	$293,720
Direct	836,272	837,934	1,046,843
Ceded	6,930,353	795,736	(975,977)
Net	$8,019,202	$1,678,325	$364,586

The Company retrocedes a substantial portion of assumed risks to SRZ, SRLHA and Aldgate (recaptured on April 30, 2010), each of which are affiliated companies. Certain SRZ and SRLHA agreements were recaptured on July 1, 2011, as noted previously. Retrocession agreements have a significant effect on the Company’s financial position and results of operations.

33

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Reinsurance ceded to affiliated and non-affiliated companies (reduced) increased amounts reported in the accompanying financial statements at December 31, 2011, 2010 and 2009, and for the years then ended, as follows:

December 31, 2011
Balance Sheet	Affiliated	Non-Affiliated	Total
Premiums deferred and uncollected and experience rated refunds	$(54,848)	$(48,081)	$(102,929)
Aggregate reserves and contract claims liabilities	(1,648,740)	(2,723,774)	(4,372,514)
Funds held under reinsurance treaties	(1,586,933)	(60)	(1,586,993)
Other amounts due from reinsurers	67,966	69,241	137,207

Income Statement
Premiums and annuity considerations	7,244,859	(314,506)	6,930,353
Commissions and expense allowances on reinsurance ceded	298,776	48,850	347,626
Policy benefits and increase in reserves	7,063,685	(456,825)	6,606,860
Interest on funds withheld for reinsurers	313,438	—	313,438

December 31, 2010
Balance Sheet	Affiliated	Non-Affiliated	Total
Premiums deferred and uncollected and experience rated refunds	$(103,712)	$(55,112)	$(158,824)
Aggregate reserves and contract claims liabilities	(9,702,196)	(2,222,835)	(11,925,031)
Funds held under reinsurance treaties	(8,150,145)	(60)	(8,150,205)
Other amounts due from reinsurers	255,212	69,088	324,300

Income Statement
Premiums and annuity considerations	1,051,945	(256,209)	795,736
Commissions and expense allowances on reinsurance ceded	141,843	106,880	248,723
Policy benefits and increase in reserves	681,719	(396,006)	285,713
Interest on funds withheld for reinsurers	552,495	—	552,495

December 31, 2009
Balance Sheet	Affiliated	Non-Affiliated	Total
Premiums deferred and uncollected and experience rated refunds	$(200,624)	$(93,912)	$(294,536)
Aggregate reserves and contract claims liabilities	(11,337,148)	(2,253,966)	(13,591,114)
Funds held under reinsurance treaties	(9,708,898)	—	(9,708,898)
Other amounts due from reinsurers	316,187	60,830	377,017

Income Statement
Premiums and annuity considerations	(593,848)	(382,129)	(975,977)
Commissions and expense allowances on reinsurance ceded	51,356	126,374	177,730
Policy benefits and increase in reserves	(955,989)	(544,783)	(1,500,772)
Interest on funds withheld for reinsurers	548,424	—	548,424

12.	Related Party Transactions

See Note 11 for disclosures regarding the Company’s reinsurance activities with affiliates.

The Company had net amounts due to affiliates, excluding amounts payable under the tax sharing agreement, of $57,097, and $25,016 at December 31, 2011 and 2010, respectively. Settlements take place quarterly.

Swiss Re Financial Services Corporation (“SRFSC”), an affiliated entity, provides the Company investment management and investment accounting services. SRFSC also manages the

34

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Company’s portfolio of investments on behalf of, at the direction of and within the parameters established by the Company. The Company pays SRFSC a fee for services based upon the fair value of the securities together with different fee structures associated with these securities. Total fees in 2011, 2010 and 2009 were $14,138, $13,453, and $12,969 respectively.

The Company is a party to a Securities Lending agreement with SRFSC. Pursuant to this agreement, SRFSC provides certain securities lending services to the Company for a fee. Total fees for the years ended December 31, 2011, 2010 and 2009 were $38, $69, and $298, respectively.

Through December 31, 2010, SRLHA provided certain general management services to the Company. The Company reimbursed SRLHA for the cost of salaries and related benefits and other expenses incurred by the Parent on behalf of the Company. The Company incurred related costs in the amount of $39,981 and $48,616 in 2010 and 2009, respectively. Costs were settled quarterly.

Conning Asset Management Corporation (“Conning”), an affiliate until its sale from Swiss Re Group on October 9, 2009, managed certain designated portfolios of investments on behalf of, at the direction of, and within the parameters established by the Company. The Company paid Conning a fee for services based upon the fair value of the securities in the Conning managed portfolio. Total fees for the year ended December 31, 2009 were $1,425.

The Company and SLD are parties to an expense reimbursement agreement dated May 14, 2003. The expense reimbursement agreement provides that the Company shall reimburse SLD for any and all expenses it incurs in connection with acting as underwriter for the Company’s variable annuity and variable life insurance products, as required under federal securities law. The Company reimbursed SLD $31, $38, and $43 for the years ended December 31, 2011, 2010 and 2009, respectively, under the expense reimbursement agreement.

The Company and Swiss Re America Holding Corporation (“SRAH”) are parties to a Service Agreement, effective July 1, 2010, pursuant to which SRAH provides certain general management and administrative services to the Company, and the Company reimburses SRAH for the costs incurred in providing such services. By letter dated July 16, 2010, the Department stated it would not disapprove the Service Agreement. Total costs incurred for the years ended December 31, 2011 and 2010 were approximately $54,190 and $6,182, respectively.

On January 15, 2010, the Company purchased an investment of $200,000 in Euro Medium Term Notes (“EMTN”) from Swiss Re Treasury (US) Corporation. The related interest earned for the years ended December 31, 2011 and 2010 were $8,000 and $7,689, respectively. Interest is paid annually on the Notes.

13.   Other Items

On March 21, 2000, the Company entered into a put and call agreement (the “Agreement”) with Aurora, S.A. and SAFG Retirements Services, Inc. (formerly known as SunAmerica Inc.) (collectively, the “Sellers”) under which the capital stock of the parent company of Aurora National Life Assurance Company (“Aurora”) could be put to, or called by, the Company in order to effect the Company’s acquisition of Aurora following the satisfaction of certain specified conditions precedent, including the prior approval of the California Commissioner of Insurance. On September 19, 2008, the Company tendered its call notice to acquire control of Aurora, and filed a Form A Application with the California Department of Insurance. On November 23, 2009, the Company received notification from the California Department of Insurance of its denial of the Company’s Form A Application. On March 4, 2010, the Company’s counsel sent a letter to the

35

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

California Department of Insurance requesting reconsideration and reversal of its denial of the Form A Application. The Commissioner responded to the Company’s request on April 7, 2010 and continues to disapprove the Company’s Form A Application without prejudice to the Company’s rights to reapply. Aurora S.A. filed a Petition for Writ of Mandate and Complaint for Declaratory and Injunctive Relief against the California Commissioner with respect to the Department’s denial of the Form A Application. On July 22, 2010, the court denied Aurora S.A.’s petition and upheld the California Department’s denial of the Form A Application. The court formally entered its order on October 6, 2010. Aurora S.A. appealed the order of dismissal which was unanimously upheld by the Court of Appeal, First Appellate District.

The purchase price for the acquisition of Aurora is determined based on a prescribed calculation set forth in the Agreement. At present, the Company estimates that the potential purchase price has a range of approximately $540,000 to $550,000. Aurora’s statutory surplus at December 31, 2011 was $355,880. The Company cannot predict when or if the purchase of Aurora will be consummated.

14.   Commitments and Contingencies

From time to time, legal actions against the Company have arisen in the ordinary course of its business. In the judgment of management, resolution of contingent liabilities and other matters would not have a material effect on the Company’s capital and surplus.

During 2011 and 2010, the Company did not pay to settle claims related to extra contractual obligations (“ECO”) or bad faith claims stemming from lawsuits.

Since January 1, 2000, the Company has coinsured, on a modified coinsurance basis, 95% of all life insurance policies, annuity contracts and guaranteed investment contracts of Aurora National Life Assurance Company (“Aurora”). In accordance with Aurora’s Rehabilitation Plan, as developed by the California Insurance Commissioner, certain Participating Guaranty Associations (“PGAs”) (i) must from time to time deposit money with Aurora and (ii) also have an annual option to make a lump-sum payment to defease their obligations (with some exclusions) under the Rehabilitation Plan. The defeasance calculation is based on a 6% rate and the 1971/83 IAM Table. As of December 31, 2011, all eligible PGAs have requested the right to defease as of January 1, 2012. If all states defease, Aurora would receive approximately $460,000 in cash on or before May 31, 2012. Should any PGA defease, Aurora could be required to establish reserves at the then regulatory interest rate and the 2000 IAM Table. This occurrence could result in a one-time gain or loss to Aurora depending on the regulatory interest rate and investment opportunities available to Aurora at the time of defeasance in addition to normal reinvestment risks. Should all PGAs defease in 2012, Aurora most likely would need to establish reserves higher than the cash received in an amount up to $150,000. Under the modified coinsurance agreement with Aurora, 95% of any gain or loss would be transferred to the Company.

At December 31, 2011 and 2010, the Company had a lease liability accrual, net of amortization, of $4,225 and $6,533, respectively. In 2011, 2010 and 2009, the Company amortized $2,308, $1,880, and $2,035 respectively.

36

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The Company has leases for office space that expire at various dates through December 31, 2013. Total rent expense, net of subleases and before amortization of the lease liability accrual, was $2,819, $2,559, and $2,510 for 2011, 2010 and 2009, respectively.

The future minimum rental payments, net of sublease commitments, for these leases through the end of the lease terms are as follows:

2012	$2,088
2013	2,137
Total minimum payments	$4,225

The Company has three separate service agreements with third party administrators. They are as follows:

Effective March 1, 2009, the Company entered into an administrative service agreement with a vendor who will provide policyholder administrative services. Subject to certain termination provisions, the agreement is for a ten year period.

Effective November 13, 2006, the Company entered into an administrative services agreement with a vendor who will provide policyholder administrative services. Subject to certain termination provisions, the agreement is for a ten year period.

Effective December 1, 2003, the Company entered into an administrative-service agreement with a vendor to provide policyholder administration services for a significant portion of the Company’s business. Subject to certain termination provisions, the original ten year term was extended by amendment effective July 1, 2010 to provide for services through July 1, 2020.

15.	Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk

At December 31, 2011, the Company had call options with a statement value of $5,531 and an original cost of $10,320. At December 31, 2011, all of the call option agreements were with Swiss Re Financial Products Corporation, an affiliate.

The Company uses call options to offset the increase in its liabilities associated with a certain product, which guarantees payment of an interest rate that is the greater of a fixed rate or the rate calculated using a formula based on the S&P index. Call options provide the Company with settlement payments from the counterparties on specified expiration dates. The payment, if any, is the percentage increase in the index over the strike price defined in the contract, applied to the number of contracts. While the call options provide an economic hedge, they have not been recorded using hedge accounting principles.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the over-the-counter call options. The Company reduces its credit risk associated with such agreements by purchasing such contracts from financial institutions with high credit ratings and long-standing performance records.

The current credit exposure of the Company’s call options is limited to the net replacement cost or fair value at December 31, 2011, which was $5,531. The Company does not currently require collateral for the call options.

37

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

16.   Benefit Plans

Post-Retirement Plan

Employees of Southwestern Life Insurance Company (“SWL”), an affiliate, were eligible for postretirement life insurance and medical coverage on themselves and their covered dependents if they retired at age 55 or later with 10 years or more of service. Employees and agents of SWL who retired before January 1, 1988, their dependents and surviving spouses also have these benefits. Retirees over age 65 may elect either a Medicare exclusion plan requiring premium payments or reduced coverage under a Medicare carve-out plan with lower premiums. The expected cost of providing these benefits is accrued prior to an employee’s retirement. Effective October 1, 2000, SWL closed new enrollment under the plan and the plan is only open to employees who were eligible as of October 1, 2000.

The Company (as successor by merger to SWL) continues to administer the post-retirement plan. The post-retirement benefit liability as of December 31, 2011 was calculated assuming a discount rate of 4.50% and an annual trend rate in health care inflation of 7.50% pre-65 and 8.00% post-65 in 2012 grading down to 5.50% in the year 2015.

The components of the accumulated post-retirement benefit obligation for current retirees as of
December 31, 2011 and 2010 allocated to the Company were as follows:

	2011	2010

Accumulated benefit obligation	$2,952	$2,835
Less plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	2,952	2,835
Unrecognized net gain	608	1,111
Unrecognized prior service cost	298	351
Fourth quarter contributions	—	—

Postretirement benefit liability included in other liabilities	$3,858	$4,297

In determining expense for post-retirement benefits for the year ended December 31, 2011, the Company has assumed a discount rate of 5.25%, average salary growth of 0.00% and medical trend of 8.00% pre-65 and 8.50% post-65 in 2011 grading down to 5.50% in the year 2015. The effect of a 1% increase in the medical trend would be $170 on the Company’s year- end expected benefit obligation and would not be material for the year ended December 31, 2011.

Defined Contribution Plan

The Swiss Re Group U.S. Employees’ Savings Plan (the “Savings Plan”) is a defined contribution plan in which eligible employees of the Company may elect to participate. The Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2011, 2010 and 2009 were $752, $602, and $668, respectively. The vesting provision for the defined contribution plan is three years of service. Expenses incurred in connection with the Savings Plan were allocated to the Company by SRAH and SRLHA in accordance with the intercompany cost sharing agreements.

For employees hired on or after July 1, 2005 (and for all employees beginning January 1, 2010), a contribution equal to 6% of the employees base salary is made to the Savings Plan. The contributions for 2011, 2010, and 2009 were $700, $719, and $176, respectively.

38

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

Employee Retirement Plan

The Company participated in the Swiss Re Group U.S. Employees’ Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by Swiss Re America Holding Corporation (“SRAH”). The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan.

Expenses recognized by the Company were $236, $82, and $2,788 in 2011, 2010 and 2009, respectively. The Pension Plan was closed to employees hired on or after July 1, 2005.

Effective December 31, 2009, the Pension Plan was frozen with no future benefits accruing to participants. Active Pension Plan participants, who remain employed by the Company after 2009, will receive a transition benefit equal to 6% of their base salary earned during each of the years beginning January 1, 2010 through December 31, 2014. The transition benefit is credited to the employees savings plan account and was $500 and $521 in 2011 and 2010, respectively.

Post-Retirement Benefit Plan

The Company provides certain post-retirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. The Company receives an allocation from SRAH of life insurance benefits based on percentages of final salary, that gradually reduce after retirement, with both maximum dollar and minimum percentage limits. In 2011, 2010 and 2009, the Company recognized post-retirement benefit expenses of $598, $574, and $427, respectively. The contribution to this plan was capped in the year 2010 for participants that were not at least age fifty-five with at least ten years of service, or whose age and years of service did not add up to at least seventy-five years by December 31, 2005.

17.   Participating Policies

As of December 31, 2011, the Company’s participating policies represented less than 1% of total inforce. Dividends are accounted for on the policy anniversary. A liability is established for dividends anticipated to be paid in the subsequent calendar year. As of December 31, 2011, 2010, and 2009, respectively, the Company incurred $12,243, $12,012, and $12,819 in dividend expense. The Company did not allocate any additional income to participating policyholders during these years.

18.   Separate Accounts

The assets of separate accounts containing variable annuities (“VA”) and variable universal life (“VUL”) insurance are carried at fair value and consist primarily of mutual funds held by the Company for the benefit of contract holders. The assets of separate accounts containing fixed accounts are carried at either amortized cost or the lower of amortized cost or fair value and consist primarily of short term and corporate bonds. The reserves for the VA and VUL consist of the fund value less a CARVM (for variable annuities) or CRVM (for variable life) allowance. The fixed accounts reserves are determined using the fund value. Deposits received from, and benefits paid to, separate account contract holders are recorded as an increase in, or a direct charge to, policy reserves. Investment income and realized and unrealized capital gains and losses related to the assets which support the variable life and annuity contracts are not reflected in the Company’s General Account Summary of Operations.

39

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The assets of separate accounts containing market value adjusted annuities are carried at fair value. Investment income, including realized and unrealized capital gains and losses, related to the assets which support the market value adjusted annuities accrues to the Company. Investment income is recorded by the Company and reflected in the accompanying statutory- basis Summary of Operations in “Net transfer to (from) Separate Accounts.” Liabilities for such contracts are valued using market interest rates.

The following tables set forth Separate Accounts Reserves by asset valuation basis and Separate Accounts Reserves by withdrawal characteristics as of December 31, 2011 and 2010:

	Nonindexed	Nonindexed	Nonguaranteed
December 31, 2011	Guarantee	Guarantee	Separate
	</= 4%	> 4%	Accounts	Total

Premiums, deposits and other considerations:	$—	$210	$1,449	$1,659

Reserves by valuation basis:
Fair value	$7,987	$3,825	$87,224	$99,036
Amortized cost	305	564	—	869
Total reserves	$8,292	$4,389	$87,224	$99,905

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
With market value adjustment	$8,292	$4,389	$—	$12,681
At market value	—	—	87,056	87,056
Subtotal	8,292	4,389	87,056	99,737

Not subject to discretionary withdrawal	—	—	168	168
Total deposit fund liabilites	$8,292	$4,389	$87,224	$99,905

	Nonindexed	Nonindexed	Nonguaranteed
December 31, 2010	Guarantee	Guarantee	Separate
	</= 4%	> 4%	Accounts	Total

Premiums, deposits and other considerations:	$—	$217	$1,581	$1,798

Reserves by valuation basis:
Fair value	$7,976	$5,992	$111,114	$125,082
Amortized cost	471	899	—	1,370
Total reserves	$8,447	$6,891	$111,114	$126,452

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
With market value adjustment	$8,447	$6,891	$—	$15,338
At market value	—	—	111,023	111,023
Subtotal	8,447	6,891	111,023	126,361

Not subject to discretionary withdrawal	—	—	91	91
Total deposit fund liabilites	$8,447	$6,891	$111,114	$126,452

40

Reassure America Life Insurance Company
Notes to Statutory-Basis Financial  Statements
December 31, 2011 (in thousands)

The following table reconciles net transfers from Separate Accounts:

	December 31,
	2011	2010	2009

Transfers as reported in the Statements of Operations of the Separate Accounts Annual Statement:
Transfers to(from) separate accounts	$1,659	$1,797	$2,120
Transfers to(from) separate accounts	(23,111)	(26,974)	(31,091)
Net transfers to separate accounts	$(21,452)	$(25,177)	$(28,971)

Reconciling adjustments:
Modco to PHL Variable Insurance Company	15,649	15,047	17,061
Transfers as reported in the Statements of Operations	$(5,803)	$(10,130)	$(11,910)

19.   Subsequent Events

On March 1, 2012, the Company received non-disapproval from the Indiana Insurance Commissioner regarding two new Service Agreements with SRLCAH and SRLC Management America Corp. (“SRLCMA”), pursuant to which SRLCAH and SRLCMA will provide certain general management and administrative services to the Company, and the Company will reimburse SRLCAH and SRLCMA for the costs incurred in providing such services.

The EMTN held by the Company was repurchased by Swiss Re Treasury (US) Corporation on March 15, 2012 at an amount equal to its par value plus accrued interest, totaling $201,333.

On March 23, 2012, the Company entered into Amendment Number Two (the “Amendment”) to the Agreement with the Sellers relating to the acquisition of Aurora and the Novation Agreement discussed below. The Amendment reflects agreement among the Company, the Sellers and certain other parties with respect to the calculation of the purchase price of New California Life Holdings, Inc. (“NewCal”, Aurora’s parent company). On March 28, 2012, the Company entered into an Assignment and Assumption Agreement with SRLHA, pursuant to which, following all necessary regulatory approvals, it will assign to SRLHA all of its rights and obligations under the Agreement with the Sellers relating to the acquisition of Aurora, as described in Note 13. On March 29, 2012, the Company entered into a Release, Consent and Novation Agreement (“Novation Agreement”) with SRLHA, Aurora, NewCal, Artemis S.A. and the Sellers pursuant to which, following all necessary regulatory approvals, the Company will assign and novate to SRLHA all of its right, title and interest in the Agreement and in the Company’s 95% modified coinsurance agreement with Aurora and related trust and LOC agreements (together the “Aurora Transaction Agreements”). Pursuant to the Novation Agreement, SRLHA will assume any and all liabilities and obligations under the Aurora Transaction Agreements, whether past, present or future, express, contingent or otherwise.

Management has performed a subsequent events review from January 1, 2012 through April 25, 2012, the date that the financial statements were available to be issued. Management concluded that there were no additional material subsequent events which required additional disclosure in these financial statements.

41

Reassure America Life Insurance Company
Supplemental Schedule of Selected Statutory-Basis Financial Data
December 31, 2011 (in thousands)

Investment income earned
Government bonds	$138,321
Other bonds (unaffiliated)	467,410
Bonds of affiliates	8,000
Preferred stocks (unaffiliated)	—
Common stocks (unaffiliated)	—
Real estate	—
Mortgage loans	2,397
Contract loans	288,356
Cash and short-term investments	516
Derivative instruments	—
Other invested assets	934
Aggregate write-ins for investment income	1,141
Gross investment income	$907,075

Mortgage loans - book value
Commerical mortgages (book value, in good standing)	$20,555
Commercial mortgages (book value, restructured)	4,564
Commercial and residential mortgages (book value, with interest over 90 days)	—
Mortgages in the process of foreclosure	606
Total mortgage loans	$25,725

Bonds and stocks of parents, subsidiaries and affiliates - book value
Preferred stocks	—
Bonds	200,000

Bonds and short-term investments by maturity and class
Bonds and short-term investments by maturity (amortized cost):
Due within one year or less	$1,201,800
Over one year through five years	2,833,388
Over five years through ten years	3,591,493
Over ten years through twenty years	1,760,486
Over twenty years	3,476,621
Total by maturity	$12,863,788

Bonds and short-term investments by class (amortized cost)
Class 1	$8,973,544
Class 2	3,390,974
Class 3	418,017
Class 4	50,050
Class 5	14,800
Class 6	16,403
Total by class	$12,863,788

42

Reassure America Life Insurance Company
Supplemental Schedule of Selected Statutory-Basis Financial Data
December 31, 2011 (in thousands)

Life insurance in force
Ordinary	$113,009
Group life	621

Amount of accidental death insurance in force under ordinary policies	$3,780

Life insurance policies with disability provisions in force
Ordinary	$9,964
Group life	30

Supplemental contracts in force
Ordinary - not involving life contingencies - income payable	$11,320
Ordinary - not involving life contingencies - amount on deposit	206,621
Group - not involving life contingencies - income payable	—

Ordinary - involving life contingencies - income payable	10,919
Ordinary - involving life contingencies - amount on deposit	13,429
Group - involving life contingencies - income payable	336
Group - involving life contingencies - amount on deposit	812

Annuities (ordinary)
Immediate - amount of income payable	$9,580
Deferred - fully paid account balance	939,692
Deferred - not fully paid account balance	1,447,544
Group - Amount of income payable	95,844
Group - fully paid account balance	49,489
Group - not fully paid account balance	17,536

Accident and health insurance - premiums in force
Ordinary	$673,479
Group	191

Deposit funds and dividend accumulations
Deposit funds - account balance	$45,901
Dividend accumulations - account balance	47,361

43

Reassure America Life Insurance Company
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2011 (in thousands)

1.	The Company’s total admitted assets as reported in the Statements of Admitted Assets, Liabilities and Surplus was $17,008,734 at December 31, 2011.

2.
The 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans at December 31, 2011 are as follows:

Investment Category	Amount	Percentage of Total Admitted Assets
Swiss Re Treasury US	$200,000	1.2%
Verizon Communications Inc.	178,364	1.0%
Comcast Corporation	132,317	0.8%
Time Warner Cable Inc.	122,600	0.7%
JPMorgan Chase & Co.	101,416	0.6%
Mizuho Securities	95,000	0.6%
Goldman Sachs Group Inc.	83,898	0.5%
Bank of America Corp.	83,857	0.5%
News Corp.	79,574	0.5%
Kraft Foods Inc.	78,760	0.5%

3.	The amounts and percentages of the Company’s total admitted assets held in bonds and preferred stocks by NAIC rating is as follows:

	Bonds		Preferred Stocks
	Amount	% of Total Admitted Assets	Amount	% of Total Admitted Assets
NAIC-1	$8,973,545	52.8%	P/RP-1	$	- 0.0%
NAIC-2	3,390,974	19.9%	P/RP-2		- 0.0%
NAIC-3	418,017	2.5%	P/RP-3		- 0.0%
NAIC-4	50,050	0.3%	P/RP-4		- 0.0%
NAIC-5	14,800	0.1%	P/RP-5		- 0.0%
NAIC-6	16,404	0.1%	P/RP-6		- 0.0%

4.
Assets held in foreign investments are 6.7% of the Company’s total admitted assets. Total admitted assets held in foreign investments were $1,141,128; foreign-currency-denominated investments or insurance liabilities were $7,069.

44

Reassure America Life Insurance Company
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2011 (in thousands)

5.	The aggregate foreign investment exposure categorized by the country’s NAIC sovereign rating is as follows:

		Percentage of Total
	Amount	Admitted Assets
Countries rated NAIC-1	$818,709	4.8%
Countries rated NAIC-2	212,888	1.3%
Countries rated NAIC-3 or below	109,531	0.6%
	$1,141,128	6.7%

6.	The two largest foreign investment exposures to a single country, categorized by the country’s NAIC sovereign rating is as follows:

		Percentage of
		Total Admitted
	Amount	Assets
Countries rated NAIC 1
United Kingdom	$184,275	1.1%
Australia	116,249	0.7%

Countries rated NAIC -2
Mexico	$50,580	0.3%
Columbia	29,139	0.2%

Countries rated NAIC-3 or below
Philippines	$28,974	0.2%
Venezuala	26,907	0.2%

7.- 9.	The Company has $7,069 of unhedged foreign currency exposure, which was Australian Dollar denominated with an NAIC sovereign rating of NAIC 1.

10.	The 10 largest non-sovereign foreign issues by NAIC rating:

Investment Category	Amount	Percentage of Total Admitted Assets
Deutsche Telekom AG	$35,702	0.2%
BP PLC	30,399	0.2%
HSBC Holdings PLC	29,282	0.2%
British American Tobacco PLC	20,603	0.1%
Transurban Finance Company Ltd.	20,022	0.1%
Westpac Banking Corp	17,355	0.1%
Tyco International Ltd.	16,584	0.1%
British Sky Broadcasting Group	15,073	0.1%
Sandvik Treasury AB	15,000	0.1%
Telstra Corp Ltd.	14,998	0.1%

45

Reassure America Life Insurance Company
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2011 (in thousands)

11.	Assets held in Canadian investments are less than 2.5% of the Company’s total admitted assets.

12.	Assets held in investments with contractual sales restrictions are less than 2.5% of the Company’s total admitted assets.

13.	Assets held in equity interests are less than 2.5% of the Company’s total admitted assets.

14.	Assets held in non-affiliated, privately placed equities are less than 2.5% of the Company’s total admitted assets.

15.	Assets held in general partnership interests are less than 2.5% of the Company’s total admitted assets.

16.	Mortgage loans reported in Schedule B are less than 2.5% of the Company’s total admitted assets.

17.	The aggregated mortgage loans are less than 2.5% of the Company’s total admitted assets, so the loan-to-value ratios response for this Interrogatory is not applicable:

18.	Assets held in real estate are less than 2.5% of the Company’s total admitted assets.

19.	Assets held in investments held in mezzanine real estate loans are less than 2.5% of the Company’s total admitted assets.

20.	The amounts and percentages of the Company’s total admitted assets subject to the following types of agreements are as follows:

		Percentage of
		Total
		Admitted	1st Quarter	2nd Quarter	3rd Quarter
	Amount	Assets	Amount	Amount	Amount
Securities lending	$109,073	0.6%	$—	$—	$471,046
Collaterized loan agreements	—	0.0%	—	—	—
Repurchase agreements	133,500	0.8%	44,400	22,200	20,600
Dollar repurchase agreements	—	0.0%	—	—	—
Dollar reverse repurchase agreements	—	0.0%	—	—	—

21.	Amounts and percentages of the reporting entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written
	1	2	3	4
Hedging	$—	0.0%	$—	0.0%
Income Generation	—	0.0%	—	0.0%
Other	5,531	0.0%	—	0.0%

22.	The Company has no potential exposure for collars, swaps or forwards.

23.	The Company has no potential exposure for futures contracts.

46

Reassure America Life Insurance Company
Summary Investment Schedule
December 31, 2011 (in thousands)

	Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement
	Amount	%	Amount	%
Bonds
U.S. treasury securities	$2,163,138	13.19%	$2,163,138	13.19%

U.S. government agency and corporate obligations (excluding mortgage-backed securities)
Issued by U.S. government agencies	4,206	0.03%	4,206	0.03%
Issued by U.S. government sponsored agencies	1,068,767	6.52%	1,068,767	6.52%

Foreign government (including Canada, excluding mortgage-backed securities)	412,801	2.52%	412,801	2.52%

Securities issued by states, territories and possessions and political subdivisions in the U.S.:
State, territory and possession general obligations	31,066	0.19%	31,066	0.19%
Political subdivisions of states, territories and possessions general obligations	4,529	0.03%	4,529	0.03%
Revenue and assessment obligations	65,193	0.40%	65,193	0.40%

Mortgage-backed securities (includes residential and commercial MBS):
Pass-through securities:
Guaranteed by GNMA	108,728	0.66%	108,728	0.66%
Issued by FNMA and FHLMC	766,243	4.67%	766,243	4.67%
All other	—	0.00%	—	0.00%
CMOs and REMICs
Issued by GNMA, FNMA and FHLMC or VA	274,901	1.68%	274,901	1.68%
All other privately issued	1,150,772	7.02%	1,150,772	7.02%

Other debt and other fixed income securities
(excluding short-term):
Unaffiliated domestic securities (includes credit tenant loans rated by the SVO)	4,984,185	30.39%	4,984,185	30.39%
Unaffiliated foreign securities	1,071,722	6.53%	1,071,722	6.53%
Affiliated securities	200,000	1.22%	200,000	1.22%

Equity interest
Preferred stock:
Affiliated	—	0.00%	—	0.00%
Unaffiliated	—	0.00%	—	0.00%

Publicly traded equity securities
(excluding preferred stock)
Unaffiliated	7,182	0.04%	7,182	0.04%

Other equity securities
Affiliated	59	0.00%	59	0.00%
Unaffiliated	—	0.00%	—	0.00%

Mortgage loans
Commercial loans	25,725	0.16%	25,725	0.16%

Real estate investments
Property held for sale	—	0.00%	—	0.00%

Contract loans	3,360,671	20.49%	3,360,334	20.49%

Receivable for securities	432	0.00%	432	0.00%

Cash and short-term investments	542,245	3.31%	542,245	3.31%

Other invested assets	158,997	0.97%	158,997	0.97%
Total invested assets	$16,401,562	100.00%	$16,401,225	100.00%

47

Reassure America Life Insurance Company
Note to Supplemental Schedules of Selected Statutory-Basis Financial Data
December 31, 2011 (in thousands)

Note – Basis of Presentation

The accompanying schedules present selected statutory-basis financial data as of December 31, 2011 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners’ Annual Statement Instructions and agrees to or is included in the amounts reported in the Company’s 2011 Statutory Annual Statement as filed with the Indiana Department of Insurance.

48

Jackson National Life Insurance Company and Subsidiaries

Index to Consolidated Financial Statements
December 31, 2011

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Jackson National Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Jackson National Life Insurance Company and Subsidiaries  (the Company) as of December 31, 2011 and 2010, and the related consolidated income statements and the consolidated statements of changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
March 5, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (KPMG International), a Swiss entity.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Financial Statements

Consolidated Balance Sheets
(In thousands, except per share information)

	December 31,
Assets	2011	2010
Investments:
Securities available for sale, at fair value:
Fixed maturities (amortized cost: 2011, $38,688,488; 2010, $39,222,320, including fair value through profit and loss: 2011, $126,657; 2010, $345,038)	$41,546,295	$40,801,885
Trading securities, at fair value	315,607	467,101
Commercial mortgage loans, net of allowance	5,530,370	5,700,365
Policy loans	855,099	855,842
Derivative instruments	2,605,468	1,010,377
Other invested assets	1,255,455	1,038,012
Total investments	52,108,294	49,873,582
Cash and cash equivalents	656,253	674,253
Accrued investment income	576,185	553,762
Deferred acquisition costs	5,635,268	5,305,670
Reinsurance recoverable	1,409,688	1,089,539
Income taxes receivable from Parent	181,774	50,854
Other assets	875,288	618,019
Separate account assets	58,796,937	48,854,037
Total assets	$120,239,687	$107,019,716

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$5,078,788	$3,149,572
Other contract holder funds	44,944,096	44,576,723
Debt	297,695	338,805
Securities lending payable	53,285	58,115
Deferred income taxes, net	1,139,352	656,577
Derivative instruments	1,378,907	1,250,807
Other liabilities	1,652,609	1,886,751
Separate account liabilities	58,796,937	48,854,037
Total liabilities	113,341,669	100,771,387

Equity
Common stock, $1.15 par value; authorized 50,000 shares;
issued and outstanding 12,000 shares	13,800	13,800
Additional paid-in capital	3,730,901	3,711,500
Accumulated other comprehensive income, net of
tax of $318,302 in 2011 and $53,280 in 2010	1,329,190	837,006
Retained earnings	1,796,398	1,633,691
Total stockholder's equity	6,870,289	6,195,997
Noncontrolling interests	27,729	52,332
Total equity	6,898,018	6,248,329
Total liabilities and equity	$120,239,687	$107,019,716

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Financial Statements

Consolidated Income Statements
(In thousands)

	Years Ended December 31,
	2011	2010	2009
Revenues
Fee income	$2,108,159	$1,565,992	$1,082,281
Premium	139,810	142,721	115,231
Net investment income	2,644,586	2,704,453	2,488,781
Net realized losses on investments:
Total other-than-temporary impairments	(305,805)	(319,977)	(1,196,893)
Portion of other-than-temporary impairments included in
other comprehensive income (loss)	218,710	176,719	422,186
Net other-than-temporary impairments	(87,095)	(143,258)	(774,707)
Other investment losses	(673,010)	(1,021,706)	30,276
Total net realized losses on investments	(760,105)	(1,164,964)	(744,431)
Other income	52,350	61,233	61,112
Total revenues	4,184,800	3,309,435	3,002,974
Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	585,296	536,725	641,386
Interest credited on other contract holder funds, net of deferrals	1,384,908	1,445,319	1,502,945
Interest expense	42,881	34,825	49,767
Operating costs and other expenses, net of deferrals	760,969	621,773	483,924
Amortization of deferred acquisition and sales inducement costs	437,358	(11,660)	(273,341)
Total benefits and expenses	3,211,412	2,626,982	2,404,681
Pretax income before taxes and noncontrolling interests	973,388	682,453	598,293
Income tax expense	276,235	176,737	182,536
Net income	697,153	505,716	415,757
Less: Net income (loss) attributable to noncontrolling interests	4,446	7,288	(12,415)
Net income attributable to Jackson	$692,707	$498,428	$428,172

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Financial Statements

Consolidated Statements of Changes in Equity and Comprehensive Income
(In thousands)

			Accumulated
		Additional	other		Total	Non-
	Common	paid-in	comprehensive	Retained	stockholder's	controlling	Total
	stock	capital	income (loss)	earnings	equity	interests	equity
Balances as of December 31, 2008	$13,800	$2,968,985	$(1,627,525)	$1,145,443	$2,500,703	$126,411	$2,627,114
Comprehensive income:
Net income (loss)				428,172	428,172	(12,415)	415,757
Net unrealized gains (losses)
on securities not other-than
-temporarily impaired, net
of tax of $382,885			1,621,868		1,621,868	(38,616)	1,583,252
Net unrealized losses on
other-than-temporarily impaired
securities, net of tax of $(127,733)			(237,217)		(237,217)		(237,217)
Reclassification adjustment
for losses included
in net income, net of tax
of $240,213			446,108		446,108		446,108
Total comprehensive income (loss)			1,830,759	428,172	2,258,931	(51,031)	2,207,900
Cumulative effect of change in
accounting, net			(126,890)	126,890	-		-
Capital contribution		592,410			592,410		592,410
Dividends to stockholder				(250,000)	(250,000)		(250,000)
Balances as of December 31, 2009	$13,800	$3,561,395	$76,344	$1,450,505	$5,102,044	$75,380	$5,177,424

Comprehensive income:
Net income				498,428	498,428	7,288	505,716
Net unrealized gains (losses)
on securities not other-than
-temporarily impaired, net
of tax of $422,473			784,594		784,594	(30,336)	754,258
Net unrealized losses on
other-than-temporarily impaired
securities, net of tax of $(54,663)			(101,517)		(101,517)		(101,517)
Reclassification adjustment
for losses included
in net income, net of tax
of $15,223			28,270		28,270		28,270
Total comprehensive income (loss)			711,347	498,428	1,209,775	(23,048)	1,186,727
Cumulative effect of change in
accounting, net			49,315	(40,242)	9,073		9,073
Capital contribution		150,105			150,105		150,105
Dividends to stockholder				(275,000)	(275,000)		(275,000)
Balances as of December 31, 2010	$13,800	$3,711,500	$837,006	$1,633,691	$6,195,997	$52,332	$6,248,329

Comprehensive income:
Net income				692,707	692,707	4,446	697,153
Net unrealized gains (losses)
on securities not other-than
-temporarily impaired, net
of tax of $360,070			668,701		668,701	(29,049)	639,652
Net unrealized losses on
other-than-temporarily impaired
securities, net of tax of $(65,730)			(122,070)		(122,070)		(122,070)
Reclassification adjustment
for losses included
in net income, net of tax
of $(29,318)			(54,447)		(54,447)		(54,447)
Total comprehensive income (loss)			492,184	692,707	1,184,891	(24,603)	1,160,288
Capital contribution		19,401			19,401		19,401
Dividends to stockholder				(530,000)	(530,000)		(530,000)
Balances as of December 31, 2011	$13,800	$3,730,901	$1,329,190	$1,796,398	$6,870,289	$27,729	$6,898,018

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Financial Statements

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$697,153	$505,716	$415,757
Adjustments to reconcile net income
to net cash provided by operating activities:
Net realized (gains) losses on investments	(113,933)	55,495	607,878
Net losses on derivatives	809,328	1,069,971	225,566
Interest credited on other contract holder funds, gross	1,396,036	1,464,020	1,543,268
Interest expense on Federal Home Loan Bank funding
agreements	22,098	22,678	28,906
Mortality, expense and surrender charges	(343,983)	(354,070)	(327,521)
Amortization of discount and premium on investments	5,428	(3,243)	(1,235)
Deferred income tax expense	217,754	355,790	409,848
Change in:
Accrued investment income	(22,423)	(103,629)	46,654
Deferred sales inducements and acquisition costs	(997,357)	(1,336,646)	(1,350,132)
Trading portfolio activity, net	151,494	90,570	268,154
Income taxes receivable from Parent	(130,920)	318,624	(200,147)
Other assets and liabilities, net	(511,464)	222,438	899,954
Net cash provided by operating activities	1,179,211	2,307,714	2,566,950

Cash flows from investing activities:
Sales of fixed maturities	7,345,626	8,689,802	9,001,912
Principal repayments, maturities, calls and redemptions:
Fixed maturities	1,635,472	1,934,006	2,166,500
Commercial mortgage loans	1,323,959	1,375,297	742,080
Purchases of:
Fixed maturities	(8,202,646)	(13,190,087)	(10,029,527)
Commercial mortgage loans	(1,185,257)	(1,045,450)	(351,711)
Other investing activities	(514,011)	(716,905)	(1,534,559)
Net cash provided by (used in) investing activities	403,143	(2,953,337)	(5,305)

Cash flows from financing activities:
Policyholders' account balances:
Deposits	20,374,771	17,868,878	14,123,189
Withdrawals	(8,846,295)	(7,182,166)	(9,543,370)
Net transfers to separate accounts	(12,256,282)	(10,767,308)	(6,984,733)
(Payments) Proceeds from repurchase agreements	(451,678)	552,458	-
Proceeds from Federal Home Loan Bank advances	150,000	-	-
Proceeds from debt	-	15,000	-
Payments on debt	(40,870)	(65,711)	(150,000)
Payment of cash dividends to Parent	(530,000)	(275,000)	(250,000)
Capital contribution from Parent	-	130,000	571,000
Net cash (used in) provided by financing activities	(1,600,354)	276,151	(2,233,914)

Net (decrease) increase in cash and cash equivalents	(18,000)	(369,472)	327,731

Cash and cash equivalents, beginning of year	674,253	1,043,725	715,994
Total cash and cash equivalents, end of year	$656,253	$674,253	$1,043,725

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

1.	Nature of Operations

Jackson National Life Insurance Company (the “Company” or “Jackson”) is wholly owned by Brooke Life Insurance Company (“Brooke Life” or the “Parent”), which is ultimately a wholly owned subsidiary of Prudential plc (“Prudential”), London, England.  Jackson, together with its New York life insurance subsidiary, is licensed to sell group and individual annuity products (including immediate, index linked and deferred fixed annuities and variable annuities), guaranteed investment contracts (“GICs”) and individual life insurance products, including variable universal life, in all 50 states and the District of Columbia.

The consolidated financial statements include accounts, after the elimination of intercompany accounts and transactions, of the following:

•	Life insurers: Jackson and its wholly owned subsidiaries Jackson National Life Insurance Company of New York, Squire Reassurance Company LLC (“Squire Re”) and Jackson National Life (Bermuda) LTD;
•
Wholly owned broker-dealer, investment management and investment advisor subsidiaries: Jackson National Life Distributors, LLC, Jackson National Asset Management, LLC, Curian Clearing, LLC and Curian Capital, LLC;

•	Wholly owned insurance agency: JNL Southeast Agency, LLC;
•	PGDS (US One) LLC (“PGDS”), a wholly owned subsidiary that provides information technology services to Jackson and certain affiliates;
•	Other partnerships, limited liability companies and variable interest entities (“VIEs”) in which Jackson has a controlling interest or is deemed the primary beneficiary;
•	Hermitage Management, LLC, a wholly owned subsidiary that holds and manages certain mortgage loans and real estate.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  All significant intercompany accounts and transactions have been eliminated upon consolidation.  In 2011, Jackson adopted a revised presentation of the balance sheet and income statement, with prior year amounts being reclassified to conform with the current year presentation with no impact on stockholder’s equity or net income.  In conjunction with this change, the Company has reclassified its previously reported risk management activity into other investment gains (losses) and net investment income, which is further detailed in Note 5.  In addition, the Company made a correction for an immaterial error in 2009 resulting in a reclassification of $687.0 million, increasing revenues and expenses, with no impact on net income, relating to the classification of certain guaranteed minimum withdrawal benefit reserves.

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes.  Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments and derivative instruments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is other-than-temporary; 2) assessments as to whether certain entities are variable interest entities, the existence of reconsideration events and the determination of which party, if any, should consolidate the entity; 3) assumptions impacting future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 4) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns; 5) assumptions as to future earnings levels being sufficient to realize deferred tax benefits; 6) estimates related to establishment of loan loss reserves, liabilities for lawsuits and the liability for state guaranty fund assessments; 7) assumptions and estimates associated with the Company’s tax positions which impact the amount of recognized tax benefits recorded by the Company; and, 8) the value of guarantee obligations.  These estimates and assumptions are based on management’s best estimates and judgments.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate.  As facts and circumstances dictate, these estimates and assumptions may be adjusted.  Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.  Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the periods the estimates are changed.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Changes in Accounting Principles – Adopted in Current Year
In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.”  This guidance clarifies which loan modifications constitute troubled debt restructurings.  It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings.  The Company adopted this guidance effective January 1, 2011 and has included the required disclosures herein.

In April 2011, the FASB issued ASU No. 2011-03, “Reconsideration of Effective Control for Repurchase Agreements,” which revises the criteria for asseessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.  The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset.  This guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of a default by the transferee and also the collateral maintenance implementation guidance related to that criterion.  The Company adopted this guidance effective January 1, 2011 with no impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables.  The Company adopted the disclosure requirements effective January 1, 2011 and has included the required disclosures herein.

In April 2010, the FASB issued ASU No. 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments.” This guidance clarifies that an insurance entity should not consider any separate account interests held for the benefit of policyholders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related policyholder, as defined in the Variable Interest Entities Subsections of Subtopic 810-10 and those Subsections require the consideration of related parties.  This accounting guidance was effective on January 1, 2011 and had no impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures related to transfers between Levels 1 and 2 and for fair value measurement activity in Level 3.  Additional information to be provided includes purchases, sales, issuances, and settlements on a gross basis.  This ASU also clarifies certain other existing disclosure requirements including the level of disaggregation and disclosures around inputs and valuation techniques.  The accounting guidance for new disclosures and clarification of existing disclosures was effective for periods beginning after December 15, 2009 and were included in the Company’s consolidated financial statements for the year ending December 31, 2010.  The additional disclosures related to activity in Level 3 are effective for fiscal years beginning after December 15, 2010, and are included herein.

Changes in Accounting Principles – Adopted in Prior Years
On January 1, 2010, the Company adopted ASU No. 2009-16, “Accounting for Transfers of Financial Assets.”  This accounting guidance amends the current guidance on transfers of financial assets by eliminating the qualifying special-purpose entity (“QSPE”) concept, providing certain conditions that must be met to qualify for sale accounting, changing the amount of gain or loss recognized on certain transfers and requiring additional disclosures.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

On January 1, 2010, the Company adopted ASU No. 2010-10, “Amendment for Certain Investment Funds,” which provides accounting guidance for determining which enterprise, if any, has a controlling financial interest in a variable interest entity (“VIE”) and requires additional disclosures regarding a company’s involvement in VIEs.  The adoption of ASU 2010-10 and ASU 2009-16 occurred simultaneously, requiring the consolidation of entities formerly considered to be QSPEs and decreasing retained earnings by $40.2 million.  Additional details on the application of this change in accounting principles are included in Note 4.

Changes in Accounting Principles – Not Yet Adopted
In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet: Disclosures about Offsetting Assets and Liabilities,” which requires an entity to disclose information about offsetting and related arrangements.  This guidance is effective for fiscal years beginning after January 1, 2013.  The new disclosures are required to be applied retrospectively for all comparative periods presented.  The Company will adopt this guidance effective January 1, 2013 and include all applicable disclosures.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” with an objective of increasing the prominence of items reported in other comprehensive income (“OCI”).  This guidance provides entities with the option to present the total of comprehensive income, the components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements.    This guidance is applicable retrospectively and is effective for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The Company will adopt this guidance effective January 1, 2012 and is currently evaluating options for the presentation of comprehensive income upon adoption.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards,” which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  This new guidance is not expected to change which assets and liabilities are to be carried at fair value.  This guidance is applicable prospectively and is effective for fiscal years beginning after December 15, 2011.  Early adoption is prohibited.  The Company will adopt this guidance effective January 1, 2012 and has not yet determined the impact it will have on the Company’s consolidated financial statements upon adoption.

In October 2010, the FASB issued ASU No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” This guidance clarifies which costs related to the acquisition or renewal of insurance contracts can be deferred by insurance entities.  The guidance also specifies that only costs directly related to the successful acquisition of new or renewal contracts can be capitalized.  All other acquisition related costs should be expensed as incurred.

Jackson will adopt this accounting guidance effective January 1, 2012 on a retrospective basis with restatement of all years presented and a cumulative effect adjustment to opening equity balance at January 1, 2010.  Jackson estimates the restatement will reduce deferred acquisition costs by approximately $991.9 million and reduce stockholder’s equity by approximately $641.6 million, net of tax, at January 1, 2010.

The impact on the income statement is as follows (in millions):

	Years ended December 31,
	2011	2010
Net income as reported	$693	$498
Reduced deferrals	(248)	(243)
Change in amortization	61	(31)
Tax benefit	65	96
Net income as adjusted	$571	$320

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Comprehensive Income (Loss)
Comprehensive income (loss) includes all changes in stockholder’s equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income (loss) and net unrealized gains or losses on available for sale securities.

Investments
Fixed maturities consist primarily of bonds, notes, redeemable preferred stocks and asset-backed securities. Acquisition discounts and premiums on fixed maturities are amortized into investment income through call or maturity dates using the effective interest method.  Discounts and premiums on asset-backed securities are amortized over the estimated redemption period.  Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events.  For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis.  The carrying value of such securities was $840.7 million and $878.5 million as of December 31, 2011 and 2010, respectively.

Fixed maturities are generally classified as available for sale and are carried at fair value.  For declines in fair value considered to be other-than-temporary, an impairment charge reflecting the difference between the amortized cost basis and fair value is included in net realized losses on investments.  If management believes the Company does not intend to sell the security and will not more likely than not be required to sell the security prior to recovery of its amortized cost basis, an amount representing the non-credit related portion of a loss is reclassified out of net realized losses on investments and into other comprehensive income.  In determining whether an other-than-temporary impairment has occurred, and in calculating the non-credit related component of the total impairment loss, the Company considers a number of factors, which are further detailed in Note 4.

During 2009, the Company transferred the remainder of its equity holdings from available for sale to a trading portfolio and recognized a loss of $87.5 million.  At December 31, 2011 and 2010, all equity holdings were classified as trading.  Trading securities are carried at fair value with changes in value included in net investment income.

Commercial mortgage loans are carried at aggregate unpaid principal balances, net of unamortized discounts and premiums, and impairments including any allowance for loan losses.

On a periodic basis, Jackson assesses the commercial mortgage loan portfolio for the need for an allowance for loan losses. In determining its allowance for losses, the Company evaluates each loan to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The allowance includes loan specific reserves for loans that are determined to be non-performing as a result of its loan review process, and a portfolio reserve for probable incurred but not specifically identified losses for loans which do not carry loan specific reserves. The loan specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest. This review contemplates a variety of factors which may include, but are not limited to, current economic conditions, the physical condition of the property, the financial condition of the borrower, and the near and long-term prospects for change in these conditions.  In determining the portfolio reserve for incurred but not specifically identified losses, Jackson considers the current credit composition of the portfolio based on the results of our loan modeling analysis, which considers property type, default statistics, historical losses and other relevant factors to determine probability of default and other default loss estimates.  Model assumptions are updated each quarter and, based upon our actual loan experience, are considered together with other relevant qualitative factors in making the final portfolio reserve calculations.  The valuation allowance for commercial mortgage loans can increase or decrease from period to period based on these factors.  Changes in the allowance for loan losses are recorded in investment income.

Separately, Jackson also reviews individual loans in the portfolio for impairment based on an assessment of the factors identified above.  Impairment charges recognized are recorded initially against the established loan loss allowance and, if necessary, any additional amounts are recorded as realized losses. As deemed necessary based on cash flow expectations and other factors, Jackson may place loans on non-accrual status.  In this case, all cash received is applied against the carrying value of the loan.

Policy loans are carried at the unpaid principal balances.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Other invested assets primarily include investments in limited partnerships and real estate.  Carrying values for limited partnership investments are determined by using the proportion of Jackson’s investment in each fund (NAV equivalent) as a practical expedient for fair value.  Real estate is carried at the lower of depreciated cost or fair value.

The Company holds interests in VIEs that represent primary beneficial interests.  These consolidated VIEs include entities structured to hold and manage investments.

Realized gains and losses on sales of investments are recognized in income at the date of sale and are determined using the specific cost identification method.

The changes in unrealized gains and losses on certain investments which are classified as available for sale, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements, and the non-credit related portion of other-than-temporary impairment charges are excluded from net income and included as a component of other comprehensive income and total equity.  The changes in unrealized gains and losses on investments for which Jackson elected the fair value option are included in net income along with the related adjustment for deferred acquisition costs, deferred sales inducements and income taxes.

Derivative Instruments and Embedded Derivatives
The Company enters into financial derivative transactions, including, but not limited to, swaps, put-swaptions, futures and options to reduce and manage business risks.  These transactions manage the risk of a change in the value, yield, price, cash flows, credit quality or degree of exposure with respect to assets, liabilities or future cash flows which the Company has acquired or incurred.  The Company manages the potential credit exposure for over-the-counter derivative contracts through careful evaluation of the counterparty credit standing, collateral agreements, and master netting agreements.  The Company is exposed to credit-related losses in the event of nonperformance by counterparties, however, it does not anticipate nonperformance.  There were no charges due to nonperformance by derivative counterparties in 2011, 2010 or 2009.

The Company generally uses freestanding derivative instruments for hedging purposes.  Additionally, certain liabilities, primarily trust instruments supported by funding agreements, index linked annuities and guarantees offered in connection with variable annuities issued by the Company, contain embedded derivative instruments.  Further details regarding Jackson’s derivative positions are included in Note 5.  The Company generally does not account for freestanding derivatives as either fair value or cash flow hedges as might be permitted if specific hedging documentation requirements were followed.  Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value.  The results from derivative financial instruments and embedded derivatives, including net payments, realized gains and losses and changes in value, are reported in net income.

Cash and Cash Equivalents
Cash and cash equivalents, which primarily include high quality, non-asset-backed commercial paper, money market instruments and deposits in the Federal Home Loan Bank of Indianapolis (“FHLBI”), are carried at cost or amortized cost.  These investments have original maturities of three months or less and are considered cash equivalents for reporting cash flows.

Deferred Acquisition Costs
Certain costs of acquiring new business, principally commissions and certain costs associated with policy issuance and underwriting, which vary with and are primarily related to the production of new business, are capitalized as deferred acquisition costs.  Deferred acquisition costs are increased by interest thereon and amortized into income in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits, including realized capital gains and losses and derivative movements, for annuities and interest-sensitive life products.  Due to volatility of certain factors, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits underlying the amortization of deferred acquisition costs is conducted on an annual basis.  Based on results of the annual review, the deferred acquisition cost balance is adjusted, with an offsetting credit or charge to amortization expense.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

As certain fixed maturities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred acquisition costs have been decreased by $1,062.7 million and $598.5 million at December 31, 2011 and 2010, respectively, to reflect this adjustment.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels.  The mean reversion methodology achieves this objective by applying a dynamic adjustment to the level of expectations of short-term future investment returns.  Under the methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight year period is 8.4%, after investment management fees.  The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years.  Projected returns after the next five years are set at 8.4%.  At December 31, 2010,  future projected returns were capped at the 15% level.  By December 31, 2011, projected returns under mean reversion had fallen and were below the 15% cap.

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable would be written off with a charge through deferred acquisition costs amortization.  No such write-offs were required for 2011, 2010 and 2009.

Deferred Sales Inducements
Bonus interest on deferred fixed annuities and contract enhancements on index linked annuities and variable annuities are capitalized as deferred sales inducements and included in other assets.  Deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including realized capital gains and losses and derivative movements.  Due to volatility of certain factors, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred sales inducements balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits underlying the amortization of deferred sales inducements is conducted on an annual basis.  Based on results of the annual review, the deferred sales inducement balance is adjusted, with an offsetting credit or charge to amortization expense.

As certain fixed maturities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred sales inducements have been decreased by $147.6 million and $82.2 million at December 31, 2011 and 2010, respectively, to reflect this adjustment.

For variable annuity business, the Company employs the same mean reversion methodology as is employed for deferred acquisition costs as described above.

Deferred sales inducements are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable would be written off with a charge through deferred sales inducements amortization.  No such write-offs were required for 2011, 2010 and 2009.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Actuarial Assumption Changes (Unlocking)
Annually, or as circumstances warrant, the Company conducts a comprehensive review of the assumptions used for its estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.  These assumptions include investment margins, mortality, persistency, rider utilization and policy maintenance expenses.  Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and life and annuity reserves are adjusted with an offsetting benefit or charge to net income.

Reinsurance
The Company enters into assumed and ceded reinsurance agreements with other companies in the normal course of business.  Reinsurance agreements are reported on a gross basis on the Company’s consolidated balance sheets as an asset for amounts recoverable from reinsurers or as a component of other assets or liabilities for amounts, such as premiums, owed to or from reinsurers.  Reinsurance assumed and ceded premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums and benefits are reported net of insurance assumed and ceded.

Income Taxes
The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as certain foreign jurisdictions.  The Company is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007.

Jackson files a consolidated federal income tax return with Brooke Life and Jackson National Life Insurance Company of New York. Jackson National Life (Bermuda) LTD is taxed as a controlled foreign corporation of Jackson.  All other subsidiaries are limited liability companies with all of their interests owned by Jackson.  Accordingly, they are not considered separate entities for income tax purposes and, therefore, are taxed as part of the operations of Jackson.  Income tax expense is calculated on a separate company basis.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes.  Such temporary differences are principally related to the effects of recording certain invested assets at fair value, the deferral of policy acquisition costs and sales inducements and the provisions for policy reserves and other insurance items.  Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized.  In accordance with GAAP, Jackson is required to test the value of deferred tax assets for realizability.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  In determining the need for a valuation allowance, the Company considers the carryback capacity of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for Jackson’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance.  In order to recognize a tax benefit in the consolidated financial statements, there must be a greater than fifty percent chance of success with the relevant taxing authority with regard to that tax position.  Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Reserves for Future Policy Benefits and Claims Payable
For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses plus provisions for adverse deviations.  Mortality assumptions range from 25% to 160% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration.  Interest rate assumptions range from 3.5% to 6.0%.  Lapse and expense assumptions are based on Company experience.  See Note 7 for a description of general account reserves related to variable annuity guarantees.

Other Contract Holder Funds
For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value.  For deferred annuities, the fixed option on variable annuities, guaranteed investment contracts and other investment contracts, the liability is the policyholder’s account value.  The liability for index linked annuities is based on two components, 1) the imputed value of the underlying guaranteed host contract, and 2) the fair value of the embedded option component of the contract.  At December 31, 2011, the Company had interest sensitive life business in force with total account value of $4.5 billion, with minimum guaranteed interest rates ranging from 3.0% to 6.0%, with a 4.93% average guaranteed rate and fixed interest rate annuities of $26.2 billion of account value with minimum guaranteed rates ranging from 1.0% to 5.5% and a 2.83% average guaranteed rate.

Jackson and Jackson National Life Funding, LLC have a European Medium Term Note program, with up to $7 billion in aggregate principal amount outstanding at any one time.  Jackson National Life Funding, LLC was formed as a special purpose vehicle solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements.  Carrying values totaled $0.7 billion and $1.0 billion at December 31, 2011 and 2010, respectively.

Jackson and Jackson National Life Global Funding have a $10.8 billion aggregate Global Medium Term Note program.  Jackson National Life Global Funding was formed as a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements.  The carrying values at December 31, 2011 and 2010 totaled $1.0 billion and $1.2 billion, respectively.

Those Medium Term Note instruments issued in a foreign currency have been economically hedged for changes in exchange rates using cross-currency swaps.  The fair value of derivatives embedded in funding agreements, as well as unrealized foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency transaction gains and losses using exchange rates as of the reporting date.  Foreign currency transaction gains and losses are included in other investment gains (losses).

Jackson and Squire Re are members of the Federal Home Loan Bank of Indianapolis (“FHLBI”) primarily for the purpose of participating in its mortgage-collateralized loan advance program with short-term and long-term funding facilities.  Membership requires the Company to purchase and hold a minimum amount of FHLBI capital stock plus additional stock based on outstanding advances.  Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI.  At December 31, 2011 and 2010, the Company held $107.0 million and $112.1 million, respectively, of FHLBI capital stock, supporting $1.8 billion each period end in funding agreements, short-term and long-term borrowing capacity.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Contingent Liabilities
The Company is a party to legal actions and, at times, regulatory investigations.  Given the inherent unpredictability of these matters, it is difficult to estimate their impact on the Company’s financial position.  Amounts related to contingent liabilities are established if it is probable that a loss has been incurred and the amount is reasonably estimable.  It is possible that an adverse outcome in certain of the Company’s contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company’s financial position.  However, it is the opinion of management that the ultimate disposition of contingent liabilities will not have a material adverse affect on the Company's financial condition or results of operations.

Separate Account Assets and Liabilities
The Company maintains separate account assets, which are reported at fair value.  The related liabilities are reported at an amount equivalent to the separate account assets.  At December 31, 2011 and 2010, the separate account assets and liabilities associated with variable life and annuity contracts, aggregated $58.8 billion and $48.9 billion, respectively.  Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company.  Refer to Note 7 for additional information regarding the Company’s contractual guarantees.  Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements. Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue.

Additionally, the Company has issued a group variable annuity contract designed for use in connection with and issued to the Company’s Defined Contribution Retirement Plan.  These deposits are allocated to the Jackson National Separate Account - II and aggregated $185.7 million and $176.6 million at December 31, 2011 and 2010, respectively.  The Company receives administrative fees for managing the funds.  These fees are recorded as earned and included in fee income in the consolidated income statements.

Debt
Liabilities for the Company’s debt are primarily carried at an amount equal to the unpaid principal balance.  Original issuance discount or premium and any debt issue costs, if applicable, are recognized as a component of interest expense over the period the debt is expected to be outstanding.  Refer to Note 8 for further information regarding the Company’s debt.

Revenue and Expense Recognition
Premiums for traditional life insurance are reported as revenues when due.  Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts.  This association is accomplished through provisions for future policy benefits and the deferral and amortization of acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally deferred annuities and guaranteed investment contracts, are treated as policyholder deposits and excluded from revenue.  Revenues consist primarily of investment income and charges assessed against the policyholder’s account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses.  Fee income also includes revenues related to asset management fees and 12b-1 service fees.  Surrender benefits are treated as repayments of the policyholder account.  Annuity benefit payments are treated as reductions to the policyholder account.  Death benefits in excess of the policyholder account are recognized as an expense when incurred.  Expenses consist primarily of the interest credited to policyholder deposits.  Underwriting and other acquisition expenses are associated with gross profit in order to recognize profit over the life of the business.  This is accomplished through deferral and amortization of acquisition costs and sales inducements.  Expenses not related to policy acquisition are recognized when incurred.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain.  Receipts of interest on such securities are generally used to reduce the cost basis of the securities.

Jackson has terminated, at the customers’ requests, a number of Medium Term Note contracts at discounted rates.  The income on these early terminations, totaling $2.5 million and $16.8 million in 2010 and 2009, respectively, was included in other income.  There were no early terminations in 2011.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Subsequent Events
The Company has evaluated events through March 5, 2012, which is the date the financial statements were available to be issued.

3.     Fair Value Measurements

The following table summarizes the fair value and carrying value of Jackson’s financial instruments (in thousands).

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and cash equivalents	$656,253	$656,253	$674,253	$674,253
Fixed maturities	41,546,295	41,546,295	40,801,885	40,801,885
Trading securities	315,607	315,607	467,101	467,101
Commercial mortgage loans	5,530,370	5,937,422	5,700,365	5,953,073
Policy loans	855,099	678,141	855,842	684,503
Limited partnerships	1,086,546	1,086,546	865,761	865,761
Other loans	-	-	19,410	19,313
Derivative instruments	2,605,468	2,605,468	1,010,377	1,010,377
GMIB reinsurance recoverable	451,274	451,274	127,534	127,534
Separate account assets	58,796,937	58,796,937	48,854,037	48,854,037

Liabilities
Other contract holder funds
Annuity reserves (1)	$36,484,825	$27,711,994	$33,829,330	$25,847,154
Reserves for guaranteed investment contracts	761,638	771,597	700,090	735,869
Trust instruments supported by funding agreements	1,663,204	1,709,966	2,209,268	2,266,664
Federal Home Loan Bank funding agreements	1,751,020	1,752,556	1,750,989	1,637,555
Debt	297,695	323,341	338,805	358,407
Derivative instruments	1,378,907	1,378,907	1,250,807	1,250,807
Separate account liabilities	58,796,937	58,796,937	48,854,037	48,854,037

(1) - Annuity reserves represent only the components of deposits on investment contracts that are considered to be financial instruments.

Fair value measurements are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information.  Jackson utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  All assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 1 securities include U.S. Treasury securities and exchange traded equity and derivative instruments.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Most fixed maturity securities that are model priced using observable inputs are classified within Level 2.  Also included are freestanding and embedded derivative instruments that are priced using models with observable market inputs.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Limited partnership interests and those embedded derivative instruments that are valued using unobservable inputs are included in Level 3.  Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values. Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available. The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate. When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument.  At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments.  In such instances, there is generally no or limited observable market data for these assets and liabilities.  Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed.  As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

The following is a discussion of the methodologies used to determine fair values of the financial instruments listed in the above table.

Fixed Maturity and Trading Securities
The fair values for fixed maturity and trading securities are determined by management using information available from independent pricing services, broker-dealer quotes, or internally derived estimates. Priority is given to publicly available prices from independent sources, when available.  Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally.  Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most fixed maturities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.  Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models. Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral.  Actual prepayment experience may vary from these estimates.

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote. These estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument to determine fair value.  For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices.  These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information and, therefore, are considered to be Level 3 inputs.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value.  This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals.  Examples of procedures performed include, but are not limited to, initial and on-going review of third party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes.  In addition, the Company considers whether prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices.  As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2011 and 2010, an internally developed model was used to determine the fair value.  The pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the  market discount rate for the security.  Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated in the discount rate.  Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs. Based on the results of this evaluation, each price is classified into Level 1, 2, or 3. Most prices provided by independent pricing services, including broker quotes, are classified into Level 2 due to their use of market observable inputs.

Commercial Mortgage Loans
Fair values are determined by discounting the future cash flows at current market interest rates.

Policy Loans
Fair values are determined using projected future cash flows, based on assumptions as to expected mortality and lapse rates, and discounted at the rate that would be required to transfer the asset to a willing third party.

Freestanding Derivative Instruments
Freestanding derivative instruments are reported at fair value, which reflects the estimated amounts, net of payment accruals, which the Company would receive or pay upon sale or termination of the contracts at the reporting date. Changes in fair value are included in other investment gains (losses).  Freestanding derivatives priced using third party pricing services incorporate inputs that are predominantly observable in the market. Inputs used to value derivatives include, but are not limited to, interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels.

Freestanding derivative instruments classified as Level 1 include futures, which are traded on active exchanges.

Freestanding derivative instruments classified as Level 2 include interest rate swaps, cross currency swaps, credit default swaps, put swaptions and equity index call and put options. These derivative valuations are determined by third party pricing services using pricing models with inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data.

Limited Partnerships
Fair value for limited partnership interests, which are included in other invested assets, is determined using the proportion of Jackson’s investment in each fund (NAV equivalent) as a practical expedient for fair value.  No adjustments to these amounts were deemed necessary at December 31, 2011 or 2010.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The Company’s limited partnership investments are not redeemable and distributions received are the result of liquidation of the underlying assets of the partnerships.  The term of Jackson’s interest in the partnerships is generally ten years, but may be extended for a period of time under provisions within the partnership agreements, if applicable.  The Company generally has the ability under the partnership agreements to sell its interest to another limited partner with the prior written consent of the general partner.  It is not probable and there is no instance, to date, where Jackson contemplated selling a limited partnership interest for an amount different from its NAV equivalent.

Other Loans
Fair values are determined by discounting the future cash flows at current market interest rates.

Separate Account Assets and Liabilities
Separate account assets are invested in mutual funds, which are categorized as Level 1 assets.  The value of separate account liabilities are set equal to the value of separate account assets under GAAP.

Annuity Reserves
Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities.  Fair values for deferred annuities, including index-linked annuities, are determined using projected future cash flows discounted at the rate that would be required to transfer the liability to a willing third party.

Other Contract Holder Funds
Fair values for guaranteed investment contracts are based on the present value of future cash flows discounted at current market interest rates.

Fair values for trust instruments supported by funding agreements are based on the present value of future cash flows discounted at current market interest rates, plus the fair value of any embedded derivatives that are not required to be reported separately.

Fair values of the FHLBI funding agreements are based on present value of future cash flows discounted at current market interest rates.

Debt
Carrying value of the short-term debt is considered a reasonable estimate for fair value due to their short-term maturity.  Fair values of other fixed interest rate debt are based on broker quotes or future cash flows discounted at current market interest rates.

Certain Guaranteed Benefits
Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, income and accumulation benefits. Certain benefits, primarily non-life contingent guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum accumulation benefits (“GMAB”) and the reinsured portion of the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value.  Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits.

Non-life contingent GMWBs and GMABs are recorded at fair value with changes in fair value recorded in other investment gains (losses). The fair value of the reserve is based on the expectations of future benefit payments and future fees associated with the benefits.  At the inception of the contract, the Company attributes to the derivative a portion of total fees collected from the contract holder, which is then held static in future valuations. Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative.  Jackson discontinued offering the GMAB in 2011.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Jackson’s GMIB book is reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a freestanding derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value, with changes in fair value recorded in other investment gains (losses).  Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB and GMAB embedded derivatives, as well as GMIB reinsurance recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.

The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.  Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior.   Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates.  The more significant actuarial assumptions include benefit utilization by policyholders under varying conditions, persistency, mortality, and withdrawal rates.  Because of the dynamic and complex nature of these cash flows, best estimate assumptions, plus risk margins, and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates are used.

At each valuation date, the Company assumes expected returns based on LIBOR swap rates as of that date to determine the value of expected future cash flows produced in the stochastic process.  Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, at which point the projected volatility is held constant.  Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on a AA corporate credit curve as an approximation of Jackson’s own credit risk.  Other risk margins, particularly for policyholder behavior, are also incorporated into the model through the use of best estimate assumptions, plus a risk margin. Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience.

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment.  Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance. However, the ultimate settlement amount of the liability, which is currently unknown, could likely be significantly different than this fair value.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table summarizes the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in thousands):

December 31, 2011	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$3,361,506	$3,360,159	$1,347	$-
Public utilities	2,670,236	-	2,669,713	523
Corporate securities	27,249,121	-	27,217,349	31,772
Residential mortgage-backed	3,988,907	-	3,988,907	-
Commercial mortgage-backed	3,329,434	-	3,329,434	-
Other asset-backed securities	947,091	11,249	925,782	10,060
Trading securities	315,607	255,716	-	59,891
Limited partnerships	1,086,546	-	-	1,086,546
Derivative instruments	2,605,468	-	2,603,534	1,934
GMIB reinsurance recoverable	451,274	-	-	451,274
Separate account assets (1)	58,796,937	58,796,937	-	-
Total	$104,802,127	$62,424,061	$40,736,066	$1,642,000

Liabilities
Embedded derivative liabilities (2)	$2,949,878	$-	$871,827	$2,078,051
Derivative instruments	1,378,907	114,368	1,264,539	-
Separate account liabilities	58,796,937	58,796,937	-	-
Total	$63,125,722	$58,911,305	$2,136,366	$2,078,051

December 31, 2010	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$3,848,246	$3,817,832	$30,414	$-
Public utilities	2,708,660	-	2,707,928	732
Corporate securities	24,816,251	-	24,784,177	32,074
Residential mortgage-backed	4,348,262	-	4,348,262	-
Commercial mortgage-backed	3,764,136	-	3,764,136	-
Other asset-backed securities	1,316,330	11,193	1,230,324	74,813
Trading securities	467,101	255,166	-	211,935
Limited partnerships	865,761	-	-	865,761
Derivative instruments	1,010,377	-	1,010,377	-
GMIB reinsurance recoverable	127,534	-	-	127,534
Separate account assets (1)	48,854,037	48,854,037	-	-
Total	$92,126,695	$52,938,228	$37,875,618	$1,312,849

Liabilities
Embedded derivative liabilities (2)	$1,249,972	$-	$936,438	$313,534
Derivative instruments	1,250,807	117,449	1,127,527	5,831
Debt	26,207	-	26,207	-
Separate account liabilities	48,854,037	48,854,037	-	-
Total	$51,381,023	$48,971,486	$2,090,172	$319,365

(1) Pursuant to ASC 944-80, the value of the separate account liabilities is set equal to the value of the separate account assets.
(2) Includes the embedded derivative liabilities related to GMWB and GMAB benefits and index-linked annuities.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)
The tables below provide rollforwards for 2011 and 2010 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors. The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments hedging the related risks may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the impact of the derivative instruments reported in Level 3 below may vary significantly from the total income effect of the hedged instruments. Additionally, the Company’s policy for determining and disclosing transfers between levels is to recognize transfers using beginning of period balances.

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2011	Income	Income	Settlements	Level 3	2011
Assets
Fixed maturities
Public utilities	$732	$(25)	$-	$(184)	$-	$523
Corporate securities	32,074	1,300	1,676	(3,278)	-	31,772
Other asset-backed securities	74,813	(3,002)	3,920	(73,868)	8,197	10,060
Trading securities	211,935	15,934	-	(167,978)	-	59,891
Limited partnerships	865,761	84,328	-	136,457	-	1,086,546
Derivative instruments	-	1,934	-	-	-	1,934
GMIB reinsurance recoverable	127,534	323,740	-	-	-	451,274

Liabilities
Embedded derivative liabilities	(313,534)	(1,764,517)	-	-	-	(2,078,051)
Derivative instruments	(5,831)	5,831	-	-	-	-

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2010	Income	Income	Settlements	Level 3	2010
Assets
Fixed maturities
Public utilities	$13,338	$(1,809)	$1,870	$(8,165)	$(4,502)	$732
Corporate securities	472,466	803	4,611	(158,439)	(287,367)	32,074
Residential mortgage-backed	2,969	(4,583)	7,038	(5,424)	-	-
Commercial mortgage-backed	77,899	(1,579)	16,203	(43,852)	(48,671)	-
Other asset-backed securities	902,956	(2,444)	13,683	(386,693)	(452,689)	74,813
Trading securities	246,045	64,689	-	(98,799)	-	211,935
Limited partnerships	704,689	67,466	-	93,606	-	865,761
Derivative instruments	281,989	(26,551)	-	(99,003)	(156,435)	-
GMIB reinsurance recoverable	141,459	(13,925)	-	-	-	127,534

Liabilities
Embedded derivative liabilities	(437,433)	123,899	-	-	-	(313,534)
Derivative instruments	(27,230)	21,399	-	-	-	(5,831)

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The components of the amounts included in purchases, sales, issuances and setttlements at December 31, 2011 shown above are as follows (in thousands):

	Purchases	Sales	Issuances	Settlements	Total
Assets
Fixed maturities
Public utilities	$-	$(184)	$-	$-	$(184)
Corporate securities	-	(3,278)	-	-	(3,278)
Other asset-backed securities	-	(73,868)	-	-	(73,868)
Trading securities	2,629	(170,607)	-	-	(167,978)
Limited partnerships	254,880	(118,423)	-	-	136,457
Total	$257,509	$(366,360)	$-	$-	$(108,851)

Upon adoption of ASC 820-10, certain broker priced assets were classified as Level 3 holdings as a result of illiquidity in the market and the resultant lack of observability into the assumptions used to produce those fair values. During 2010, as a result of changes in the level of observability of these inputs, Jackson determined that these assets would be more appropriately categorized in Level 2. As a result, Jackson transferred securities with an amortized cost and fair value of $1,059.5 million and $775.3 million, respectively, and derivative assets with a fair value of $156.4 million from Level 3 to Level 2 during 2010. For the year ended December 31, 2011, Jackson transferred securities with an amortized cost and fair value of $9.3 million and $8.2 million, respectively, into Level 3 from Level 2 as a result of third party pricing not being available. There were no transfers between Level 1 and 2 of the fair value hierarchy.

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses on Level 3 financial instruments still held at December 31, 2011 and 2010, was as follows (in thousands):

	2011	2010
Assets
Fixed maturities
Public utilities	$(25)	$-
Corporate securities	2,962	2,635
Other asset-backed securities	(3,865)	2,891
Trading securities	15,915	28,905
Limited partnerships	84,478	68,169
Derivative instruments	1,934	-
GMIB reinsurance recoverable	323,740	(13,925)

Liabilities
Embedded derivative liabilities	$(1,764,517)	$123,899
Derivative instruments	(5,831)	21,399

4.	Investments

Investments are comprised primarily of fixed-income securities, primarily publicly traded industrial, utility and government bonds, asset-backed securities and commercial mortgage loans. Asset-backed securities include mortgage-backed and other structured securities. The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts, life insurance products and guaranteed investment contracts on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities and loans aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Fixed Maturities
The following table sets forth fixed maturities at December 31, 2011, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s affiliated investment advisor. At December 31, 2011, the carrying value of investments rated by the Company’s affiliated investment advisor totaled $164.4 million. For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

Percent of Total Fixed Maturities Carrying Value December 31, 2011
Investment Rating
AAA	22.2%
AA	5.6%
A	31.1%
BBB	35.1%
Investment grade	94.0%
BB	3.1%
B and below	2.9%
Below investment grade	6.0%
Total fixed maturities	100.0%

At December 31, 2011, based on ratings by NRSROs, of the total carrying value of fixed maturities in an unrealized loss position, 57% were investment grade, 33% were below investment grade and 10% were not rated. Unrealized losses on fixed maturities that were below investment grade or not rated represented approximately 65% of the aggregate gross unrealized losses on available for sale fixed maturities.

Corporate securities in an unrealized loss position were diversified across industries. As of December 31, 2011, the industries accounting for the larger percentage of unrealized losses included banking/finance (9.83% of fixed maturities gross unrealized losses) and telecommunications (1.42%). The largest unrealized loss related to a single corporate obligor was $26.5 million at December 31, 2011.

The amortized cost, gross unrealized gains and losses, fair value and non-credit OTTI of available for sale fixed maturities, including $126.7 million and $345.0 million in securities carried at fair value with changes in value recorded through the income statement during 2011 and 2010, respectively, were as follows (in thousands):

	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Non-credit OTTI (2)
December 31, 2011
Fixed Maturities
Government securities	$2,932,197	$429,309	$-	$3,361,506	$-
Public utilities	2,346,651	324,466	881	2,670,236	-
Corporate securities	25,129,745	2,217,024	97,648	27,249,121	6,755
Residential mortgage-backed	4,127,911	146,430	285,434	3,988,907	(177,444)
Commercial mortgage-backed	3,064,184	324,360	59,110	3,329,434	(6,933)
Other asset-backed securities	1,087,800	15,564	156,273	947,091	(59,520)
Total fixed maturities	$38,688,488	$3,457,153	$599,346	$41,546,295	$(237,142)

(1)	Fair value for securities carried at fair value with changes in value recorded through the income statement.

(2)	Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income on securities for which credit impairments have been recorded.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Non-credit OTTI (2)
December 31, 2010
Fixed Maturities
Government securities	$3,789,201	$62,052	$3,007	$3,848,246	$-
Public utilities	2,514,868	205,830	12,038	2,708,660	-
Corporate securities	23,362,634	1,597,001	143,384	24,816,251	12,184
Residential mortgage-backed	4,542,139	138,232	332,109	4,348,262	(158,502)
Commercial mortgage-backed	3,549,421	277,898	63,183	3,764,136	(8,192)
Other asset-backed securities	1,464,057	18,831	166,558	1,316,330	(17,757)
Total fixed maturities	$39,222,320	$2,299,844	$720,279	$40,801,885	$(172,267)

(1)	Fair value for securities carried at fair value with changes in value recorded through the income statement.

(2)	Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income on securities for which credit impairments have been recorded.

The amortized cost, gross unrealized gains and losses, and fair value of fixed maturities at December 31, 2011, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

	Amortized (1) Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Due in 1 year or less	$1,279,659	$25,880	$54	$1,305,485
Due after 1 year through 5 years	6,262,323	450,621	10,644	6,702,300
Due after 5 years through 10 years	18,743,820	1,856,138	42,706	20,557,252
Due after 10 years through 20 years	2,172,590	267,399	13,845	2,426,144
Due after 20 years	1,950,201	370,761	31,280	2,289,682
Residential mortgage-backed	4,127,911	146,430	285,434	3,988,907
Commercial mortgage-backed	3,064,184	324,360	59,110	3,329,434
Other asset-backed securities	1,087,800	15,564	156,273	947,091
Total	$38,688,488	$3,457,153	$599,346	$41,546,295

(1) Fair value for securities carried at fair value with changes in value recorded through the income statement.

U.S. Treasury securities with a carrying value of $4.6 million and $4.2 million at December 31, 2011 and 2010, respectively, were on deposit with regulatory authorities, as required by law in various states in which business is conducted.

At December 31, 2011, the amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were $2.3 million and $7.0 million, respectively. The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2011 were $2.3 million and $7.0 million, respectively, and for the 12 months preceding December 31, 2010 were $2.9 million and $8.8 million, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Residential mortgage-backed securities (“RMBS”) include certain RMBS which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency mortgage-backed securities”). The Company’s non-agency mortgage-backed securities include investments in securities backed by prime, Alt-A, and subprime loans as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2011	Cost (1)	Gains	Losses	Value

Prime	$865,197	$5,522	$79,340	$791,379
Alt-A	560,471	2,076	85,280	477,267
Subprime	441,311	61	120,814	320,558
Total non-agency RMBS	$1,866,979	$7,659	$285,434	$1,589,204

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2010	Cost (1)	Gains	Losses	Value

Prime	$1,073,242	$12,511	$134,826	$950,927
Alt-A	736,193	2,786	95,028	643,951
Subprime	475,652	1,076	99,128	377,600
Total non-agency RMBS	$2,285,087	$16,373	$328,982	$1,972,478

(1) Fair value for securities carried at fair value with changes in value recorded through the income statement.

The Company defines its exposure to non-agency residential mortgage loans as follows. Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers. Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates. Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower. 22% of the Company’s investments in Alt-A related mortgage-backed securities are rated investment grade by at least one NRSRO. 20% of the Company’s investments in subprime related mortgage-backed securities are rated triple-A by at least one NRSRO. In 2011, the Company recorded other-than-temporary impairment charges of $14.1 million, $20.2 million, and $4.5 million on securities backed by prime, Alt-A and subprime loans, respectively. In 2010, the Company recorded other-than-temporary impairment charges of $23.0 million, $50.5 million, and $11.4 million on securities backed by prime, Alt-A and subprime loans, respectively. In 2009, the Company recorded other-than-temporary impairment charges of $351.1 million, $241.0 million, and $19.0 million on securities backed by prime, Alt-A and subprime loans, respectively.

Asset-backed securities also include investments in securities which are collateralized by commercial mortgage loans (“CMBS”). At December 31, 2011, the amortized cost and fair value of the Company’s investment in CMBS was $3.1 billion and $3.3 billion, respectively, of which 99% were rated investment grade by at least one NRSRO. In 2011 and 2010, the Company recorded other-than-temporary impairment charges of $1.0 million and $11.1 million, respectively, on CMBS. No other-than-temporary impairment charges were recorded on CMBS during 2009.

Corporate securities include direct investments in below investment grade syndicated bank loans. Unlike most corporate debentures, syndicated bank loans are collateralized by specific tangible assets of the borrowers. As such, investors in these securities that become impaired have historically experienced less severe losses compared to corporate bonds. At December 31, 2011, the amortized cost and fair value of the Company’s direct investments in bank loans were $64.9 million and $63.8 million, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The following table summarizes the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual fixed maturities have been in a continuous loss position (in thousands, except number of securities):

	December 31, 2011			December 31, 2010

	Less than 12 months			Less than 12 months
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
Government securities	$-	$-	-	$3,007	$480,177	3
Public utilities	373	23,422	2	10,655	264,765	19
Corporate securities	57,525	1,615,252	149	81,721	2,936,548	176
Residential mortgage-backed	66,509	326,993	36	4,255	112,509	23
Commercial mortgage-backed	3,162	82,921	14	4,152	203,927	18
Other asset-backed securities	56,129	180,432	42	2,923	146,656	17
Total temporarily impaired
securities	$183,698	$2,229,020	243	$106,713	$4,144,582	256

	12 months or longer			12 months or longer
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
Public utilities	$508	$6,965	1	$1,383	$6,941	2
Corporate securities	40,123	259,037	44	61,663	491,829	61
Residential mortgage-backed	218,925	1,013,025	158	327,854	1,590,392	173
Commercial mortgage-backed	55,948	82,829	21	59,031	145,344	31
Other asset-backed securities	100,144	251,998	58	163,635	442,578	81
Total temporarily impaired
securities	$415,648	$1,613,854	282	$613,566	$2,677,084	348

	Total			Total
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
Government securities	$-	$-	-	$3,007	$480,177	3
Public utilities	881	30,387	3	12,038	271,706	21
Corporate securities	97,648	1,874,289	193	143,384	3,428,377	237
Residential mortgage-backed	285,434	1,340,018	194	332,109	1,702,901	196
Commercial mortgage-backed	59,110	165,750	35	63,183	349,271	49
Other asset-backed securities	156,273	432,430	100	166,558	589,234	98
Total temporarily impaired
securities	$599,346	$3,842,874	525	$720,279	$6,821,666	604

Other-Than-Temporary Impairments on Available For Sale Securities
The Company periodically reviews its available for sale fixed maturities on a case-by-case basis to determine if any decline in fair value to below cost or amortized cost is other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss and the reasons for the decline in value, and expectations for the amount and timing of a recovery in fair value.

Securities the Company determines are underperforming or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and exercises considerable judgment in determining whether a security is other-than-temporarily impaired. Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the macro-economic and micro-economic outlooks for specific industries and issuers. This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

Among the specific factors considered are whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions (e.g., minor increases in interest rates, temporary market illiquidity or volatility, or industry-related events) are usually determined to be temporary, and where the Company also believes there exists a reasonable expectation for recovery in the near term. To the extent that factors contributing to impairment losses recognized affect other investments, such investments are also reviewed for other-than-temporary impairment and losses are recorded when appropriate.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against third-party sources.

Even in the case of severely depressed market values on asset-backed securities, the Company places significant reliance on the results of its cash flow testing and its lack of an intent to sell these securities until their fair values recover when reaching other-than-temporary impairment conclusions with regard to these securities. Other-than-temporary impairment charges are recorded on asset-backed securities when the Company forecasts a contractual payment shortfall.

Jackson recognizes other-than-temporary impairments on debt securities in an unrealized loss position when any one of the following circumstances exists:

•	The Company does not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected;
•	The Company intends to sell a security; or,
•	It is more likely than not that the Company will be required to sell a security prior to recovery.

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity.

Specifically for Prime and Alt-A RMBS, the default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans. As of December 31, 2011 and 2010, default rates for delinquent loans ranged from 15% to 100%. At December 31, 2011 and 2010, loss severities were applied to generate and analyze cash flows of each bond and ranged from 30% to 65% and 30% to 62.5%, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against other third-party sources. In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.Other-than-temporary impairments are calculated as the difference between amortized cost and fair value. For other-than-temporarily impaired securities where Jackson does not intend to sell the security and for which it is not more likely than not that Jackson will be required to sell the security prior to recovery, total other-than-temporary impairments are reduced by the non-credit portion of the other-than-temporary impairments, which are recognized in other comprehensive income. The resultant net other-than-temporary impairments recorded in net income reflect the credit loss on the other-than-temporarily impaired securities. The amortized cost of the other-than-temporarily impaired securities is reduced by the amount of this credit loss.

For securities that were deemed to be other-than-temporarily impaired and for which a non-credit loss was recorded in other comprehensive income, the amount recorded as an unrealized gain (loss) represents the difference between the fair value and the new amortized cost basis of the securities. The unrealized gain (loss) on other-than-temporarily impaired securities is recorded in other comprehensive income.

The following table summarizes net realized investment gains (losses) for the periods indicated (in thousands):

	Years Ended December 31,
	2011	2010	2009
Available-for-sale securities
Realized gains on sale	$287,507	$440,843	$464,044
Realized losses on sale	(85,037)	(356,080)	(209,720)
Impairments:
Total other-than-temporary impairments	(305,805)	(319,977)	(1,196,893)
Portion of other-than-temporary impairments
included in other comprehensive income	218,710	176,719	422,186
Net other-than-temporary impairments	(87,095)	(143,258)	(774,707)
Transfer to trading portfolio	-	-	(87,491)
Other	(1,442)	3,000	(4)
Net realized gains (losses) on non-derivative investments	113,933	(55,495)	(607,878)
Net losses on derivative instruments	(874,038)	(1,109,469)	(136,553)
Total net realized losses on investments	$(760,105)	$(1,164,964)	$(744,431)

Included in net realized losses on investments are impairment charges on commercial mortgage loans and other invested assets of $19.3 million and $5.0 million in 2011 and 2010, respectively. There were no such impairment charges in 2009. The net losses on derivative instruments included in the above table are further detailed in Note 5.

The aggregate fair value of securities sold at a loss for the years ended December 31, 2011, 2010 and 2009 was $1,053.2 million, $1,926.7 million and $1,334.7 million, respectively, which was approximately 93%, 84% and 86% of book value, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The following summarizes the current year activity for credit losses recognized in net income on debt securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary impairment was included in other comprehensive income (in thousands):

	Years Ended December 31,
	2011	2010
Cumulative credit loss beginning balance	$698,370	$1,062,190
Additions:
New credit losses	35,724	61,354
Incremental credit losses	32,073	76,904
Reductions:
Securities sold, paid down or disposed of	(361,411)	(502,078)
Cumulative credit loss ending balance	$404,756	$698,370

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary. The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the consolidated income statements in future periods.

The Company currently has no intent to sell securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so. However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Commercial Mortgage Loans
Commercial mortgage loans of $5.5 billion and $5.7 billion at December 31, 2011 and 2010, respectively, are reported net of an allowance for loan losses of $20.1 million and $33.2 million at each date, respectively. At December 31, 2011, commercial mortgage loans were collateralized by properties located in 41 states. Jackson’s commercial mortgage loan portfolio does not include single-family residential mortgage loans, and is therefore not exposed to the risk of defaults associated with residential subprime mortgage loans. Jackson periodically reviews these loans for impairment and, during 2011, 2010 and 2009, recognized impairment charges against the allowance for loan losses of $34.5 million, $17.7 million and $13.8 million, respectively. In addition, Jackson recorded an impairment as a realized loss of $9.7 million during 2011.

Activity in the allowance for loan losses for Jackson’s commercial mortgage loan portfolio is as follows (in thousands):

	Years Ended December 31,
Allowance for loan losses:	2011	2010
Balance at beginning of year	$33,190	$14,246
Charge-offs	(34,474)	(17,717)
Recoveries	-	-
Net charge-offs	(34,474)	(17,717)
Provision for loan losses	21,390	36,661
Balance at end of year	$20,106	$33,190

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The following table provides a summary of the allowance for losses in Jackson’s commercial mortgage loan portfolio (in thousands):

	Allowance for Loan Losses	Recorded Investment
December 31, 2011:
Individually evaluated for impairment	$3,481	$214,335
Collectively evaluated for impairment	16,625	5,316,035
Total	$20,106	$5,530,370

December 31, 2010:
Individually evaluated for impairment	$22,256	$215,832
Collectively evaluated for impairment	10,934	5,484,533
Total	$33,190	$5,700,365

The table below illustrates the delinquency status and accrual status of the carrying value of Jackson's commercial mortgage loan holdings as of December 31, 2011 and 2010 (in thousands). Delinquency status is determined from the date of the first missed contractual payment.

	2011	2010
Accruing
Current	$5,518,802	$5,627,862
Less than 60 days delinquent	-	57,078
60 days to 90 days delinquent	-	-
91 days or more delinquent	3,000	-
Total accruing	5,521,802	5,684,940
Non-accrual	8,568	15,425
Total	$5,530,370	$5,700,365

During 2011 and 2010, Jackson reduced interest income by $1.3 million and $0.4 million, respectively, on commercial mortgage loans that had been placed on non-accrual. There were no comparable reductions during 2009.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Under Jackson's policy for monitoring commercial mortgage loans, all impaired commercial mortgage loans continue to be closely evaluated subsequent to impairment.  The table below summarizes the recorded investment, unpaid principal balance, related loan allowance, average recorded investment and investment income recognized on impaired loans during 2011 and 2010 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Loan Allowance	Average Recorded Investment	Investment Income Recognized
December 31, 2011:
Impaired Loans with a Valuation Allowance
Hotel	$41,592	$44,920	$3,328	$41,116	$1,658
Office	11,319	11,472	153	11,038	688
Total	52,911	56,392	3,481	52,154	2,346
Impaired Loans without a Valuation Allowance
Apartment	92,250	113,107	-	105,143	4,601
Hotel	27,109	34,581	-	29,583	1,252
Office	30,084	31,893	-	30,515	594
Retail	3,000	9,618	-	5,179	596
Warehouse	8,981	9,981	-	9,065	660
Total	161,424	199,180	-	179,485	7,703
Total Impaired Loans
Apartment	92,250	113,107	-	105,143	4,601
Hotel	68,701	79,501	3,328	70,699	2,910
Office	41,403	43,365	153	41,553	1,282
Retail	3,000	9,618	-	5,179	596
Warehouse	8,981	9,981	-	9,065	660
Total	$214,335	$255,572	$3,481	$231,639	$10,049
December 31, 2010:
Impaired Loans with a Valuation Allowance
Apartment	$36,259	$43,700	$7,440	$40,772	$114
Hotel	108,454	120,002	11,547	120,864	1,565
Office	10,749	11,472	723	11,412	360
Retail	7,073	9,618	2,546	9,214	311
Total	162,535	184,792	22,256	182,262	2,350
Impaired Loans without a Valuation Allowance
Apartment	21,120	22,000	-	21,927	1,339
Office	19,914	24,914	-	23,788	499
Warehouse	12,263	14,763	-	11,379	557
Total	53,297	61,677	-	57,094	2,395
Total Impaired Loans
Apartment	57,379	65,700	7,440	62,699	1,453
Hotel	108,454	120,002	11,547	120,864	1,565
Office	30,663	36,386	723	35,200	859
Retail	7,073	9,618	2,546	9,214	311
Warehouse	12,263	14,763	-	11,379	557
Total	$215,832	$246,469	$22,256	$239,356	$4,745

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The following table provides information about the credit quality of commercial mortgage loans as of December 31, 2011 (in thousands):

	In Good Standing	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$1,213,009	$32,710	$-	$-	$1,245,719
Hotel	583,824	53,592	-	6,000	643,416
Office	940,026	41,403	-	-	981,429
Retail	1,071,383	-	3,000	-	1,074,383
Warehouse	1,578,147	7,276	-	-	1,585,423
Total	$5,386,389	$134,981	$3,000	$6,000	$5,530,370

The $3.0 million balance of commercial mortgage loans that were greater than 90 days delinquent were also restructured.

The following table provides information about commercial mortgage loans involved in a troubled debt restructuring as of December 31, 2011 (in thousands, except number of contracts):

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
Troubled Debt Restructurings
Office	2	$21,188	$21,188
Total	2	$21,188	$21,188

During 2011, there were no commercial mortgage loans involved in a troubled debt restructuring that subsequently defaulted.

Securitizations
In 2003, Jackson executed the Piedmont CDO Trust (“Piedmont”) securitization transaction.  In this transaction, Jackson contributed $1,159.6 million of asset-backed securities, ultimately to Piedmont, which issued several classes of debt to acquire such securities.  The transaction was recorded as a sale; however, Jackson retained beneficial interests in the contributed asset-backed securities of approximately 80% by acquiring certain securities issued by Piedmont.  Prior to 2010, Piedmont, a qualified special purpose entity, was not consolidated by Jackson.

Effective January 1, 2010, as a result of adoption of ASC 2009-16, Jackson was deemed to be the primary beneficiary of Piedmont and consolidation of Piedmont was required.

As a result of this change, the Company recorded a decrease in retained earnings of $48.2 million upon consolidation of Piedmont.  At December 31, 2010, Piedmont’s assets of $463.9 million and liabilities to external parties of $26.2 million were included in Jackson’s financial statements.  At the date of adoption, Jackson also elected to carry the assets and liabilities in Piedmont at fair value, with changes in fair value reflected in the consolidated income statement.  The creditors of Piedmont do not have recourse to the general credit of Jackson.

During 2011, Jackson purchased the remaining outstanding external interest and, as a result, Piedmont was terminated.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

In 2001, Jackson executed the Morgan Stanley Dean Witter Capital I, Series 2001-PPM (“MSDW”) securitization transaction.  Jackson contributed commercial mortgages with a total principal amount of $623.6 million to MSDW and retained beneficial interest.  Prior to 2010, MSDW, a qualified special purpose entity, was not consolidated by Jackson.

Effective January 1, 2010, as a result of adoption of ASC 2009-16, the Company was deemed to be the primary beneficiary of the variable interest entity MSDW and, as such, was required to consolidate their financial results into Jackson’s consolidated financial statements.  In March 2011, the external debt of MSDW was paid off entirely.  As such, Jackson’s consolidated financial statements include MSDW assets of $48.1 million at December 31, 2011 and MSDW assets and external liabilities of $80.6 million and $14.7 million, respectively, at December 31, 2010.

Other Invested Assets
Other invested assets primarily include investments in limited partnerships, real estate, and other loans.  Investments in limited partnerships have carrying values of $1,086.5 million and $865.8 million at December 31, 2011 and 2010, respectively.  Real estate totaling $168.9 million and $152.8 million at December 31, 2011 and 2010, respectively, includes foreclosed properties with a book value of $19.2 million and $13.8 million, respectively.  Other loans have carrying values of $0 and $19.4 million and weighted average interest rates of 2.25% and 3.46% at December 31, 2011 and 2010, respectively.

Limited Purpose Enhanced Return Entities (“SERVES”)
In 2004, Jackson acquired a $47.5 million debt interest in a limited purpose entity, SERVES 2004-1 (“SERVES 3”), formed to pass through leveraged investment returns based on the performance of an underlying reference pool of syndicated bank loans totaling up to $300.0 million.  Jackson’s interest represented 95% of the capital structure of the entity.  Based on the Company’s initial analysis, it concluded that SERVES 3 was a VIE and that the Company was not the primary beneficiary.  Thus, the Company’s investment was reported at the fair value of this debt instrument.

During 2008, Jackson entered into “Option Put and Forbearance Agreements” with the counterparty to the SERVES 3 entity in exchange for the counterparty forbearing its right to initiate forced liquidation of the entity under certain market value triggers.  During 2009, Jackson entered into revised forbearance agreements with this counterparty.  The support provided by the agreement at December 31, 2011 could potentially expose Jackson to maximum losses of $110.7 million, if circumstances allowed the forbearance period to cease.  Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreement is remote.

As a result of the additional exposure to SERVES 3 upon entering into the “Option Put and Forbearance Agreement”, Jackson determined that it is the primary beneficiary of SERVES 3 and, accordingly, consolidated SERVES 3 in its financial statements.  The accompanying consolidated financial statements include the underlying assets of $49.5 million and $42.8 million and net liabilities of $2.7 million and $8.4 million in 2011 and 2010, respectively, of this entity.  The creditors of SERVES 3 do not have recourse to the general credit of Jackson.

In 2008, Jackson acquired $40.0 million of debt interests in a limited purpose entity, SERVES 2006-1 (“SERVES 4”), formed to pass through leveraged investment returns based on the performance of an underlying reference pool of syndicated bank loans totaling up to $500.0 million.   At the acquisition date, the Company performed an analysis, which produced return scenarios based on various assumptions for the reference pool, including spread income, default and recovery ratios, and holding period appreciation/depreciation, to determine whether the structure was a variable interest entity and, if so, whether Jackson was the primary beneficiary.  Based on the results of this analysis, the Company concluded that SERVES 4 was a VIE and that Jackson was not the primary beneficiary.  Thus, the Company’s investment was reported at the fair value of this debt instrument.  SERVES 4 notes were sold at par in May 2011.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Securities Lending
The Company has entered into securities lending agreements with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms.  As of December 31, 2011 and 2010, the estimated fair value of loaned securities was $51.6 million and $56.7 million, respectively.  The agreements require a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis.  To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis.  At December 31, 2011 and 2010, cash collateral received in the amount of $53.3 million and $58.1 million, respectively, was invested by the agent bank and included in cash equivalents of the Company.  A securities lending payable is included in liabilities for the amount of cash collateral received.

Securities lending transactions are used to generate income.  Income and expenses associated with these transactions are reported as net investment income.

Investment Income
The sources of net investment income were as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Fixed maturities	$2,164,833	$2,258,099	$2,242,491
Commercial mortgage loans	283,881	285,123	330,194
Limited partnerships	85,949	69,250	(89,829)
Derivative instruments	64,710	39,498	(89,013)
Other investment income	97,318	124,630	158,717
Total investment income	2,696,691	2,776,600	2,552,560
Less investment expenses	(52,105)	(72,147)	(63,779)
Net investment income	$2,644,586	$2,704,453	$2,488,781

During 2011, 2010 and 2009, $17.0 million, $65.5 million and $57.2 million of investment income was recognized on trading securities held at December 31, 2011, 2010 and 2009, respectively.  During 2011 and 2010, $11.2 million and $54.7 million, respectively, of investment income was recognized on fixed maturity securities carried at fair value with changes in value recorded through the income statement.  The net investment income (loss) on derivative instruments included in the above table are further detailed in Note 5.

5.    Derivative Instruments

Jackson’s business model includes the acceptance, monitoring and mitigation of risk.  Specifically, Jackson considers, among other factors, exposures to interest rate and equity market movements, foreign exchange rates and other asset or liability prices.  The Company uses derivative instruments to mitigate or reduce these risks in accordance with established policies and goals.  Jackson’s derivative holdings, while effective in managing defined risks, are not structured to meet accounting requirements to be designated as hedging instruments and are carried at fair value with changes recorded in other investment gains (losses).

Cross-currency swaps, which embody spot and forward currency swaps and, in some cases, interest rate and equity index swaps, are entered into for the purpose of hedging the Company issued foreign currency denominated trust instruments supported by funding agreements.  Cross-currency swaps serve to hedge derivatives embedded in the funding agreements and are carried at fair value.  The fair value of derivatives embedded in funding agreements, as well as unrealized foreign currency translation gains and losses, are included in the carrying value of the trust instruments supported by funding agreements. Foreign currency translation gains and losses associated with funding agreement hedging activities are included in other investment gains (losses).

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Credit default swaps, with maturities up to five years, are agreements under which the Company has purchased default protection on certain underlying corporate bonds held in its portfolio.  These contracts allow the Company to sell the protected bonds at par value to the counterparty if a defined “default event” occurs, in exchange for periodic payments made by the Company for the life of the agreement.  Credit default swaps are carried at fair value.  The Company does not currently sell default protection using credit default swaps or other similar derivative instruments.

Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-term interest rate swap at future exercise dates.  The Company purchases and writes put-swaptions for hedging purposes with original maturities of up to 10 years.  Put-swaptions hedge against significant movements in interest rates.  Written put-swaptions are entered into in conjunction with associated put-swaptions purchased from the same counterparties (“linked put-swaptions”).  Linked put-swaptions have identical notional amounts and strike prices, but have different underlying swap terms.  Due to the right of offset, linked put-swaptions are presented at the fair value of the net position with each counterparty.  Non-linked put-swaptions are carried at fair value.

Equity index futures contracts and equity index options (including various call and put options and put spreads), which are used to hedge the Company’s obligations associated with its index linked annuities and guarantees in variable annuity products, are carried at fair value.  These insurance products contain embedded options whose fair value is reported in other contract holder funds.

Total return swaps, in which the Company receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes, and are carried at fair value.

Interest rate swap agreements used for hedging purposes generally involve the exchange of fixed and floating payments based on a notional contract amount over the period for which the agreement remains outstanding without an exchange of the underlying notional amount.  Interest rate swaps are carried at fair value.  During 2011 and 2010, the Company entered into various interest rate swap transactions to more closely match the overall asset and liability duration.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

A summary of the aggregate contractual or notional amounts and fair values of freestanding derivative instruments outstanding were as follows (in thousands):

	December 31, 2011
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Credit default swaps	$45,000	$2,207	$165,000	$(11,738)	$(9,531)
Cross-currency swaps	529,987	142,364	73,200	(11,017)	131,347
Equity index call
options	2,817,800	173,605	4,756,897	(492,171)	(318,566)
Equity index futures	-	-	5,636,700	(114,369)	(114,369)
Equity index put
options	38,350,000	330,554	1,250,000	(8,725)	321,829
Interest rate swaps	13,800,000	1,476,006	14,350,000	(740,578)	735,428
Put-swaptions	15,500,000	478,798	2,000,000	(309)	478,489
Total return swaps	300,000	1,934	-	-	1,934
Total	$71,342,787	$2,605,468	$28,231,797	$(1,378,907)	$1,226,561

	December 31, 2010
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Credit default swaps	$40,000	$372	$210,000	$(19,730)	$(19,358)
Cross-currency swaps	593,451	175,454	270,906	(34,720)	140,734
Equity index call
options	5,502,500	125,641	1,356,897	(462,209)	(336,568)
Equity index futures	-	-	4,228,875	(117,450)	(117,450)
Equity index put
options	12,600,000	215,768	-	-	215,768
Interest rate swaps	11,250,000	446,212	13,300,000	(576,480)	(130,268)
Put-swaptions	20,500,000	46,930	6,000,000	(34,387)	12,543
Total return swaps	-	-	300,000	(5,831)	(5,831)
Total	$50,485,951	$1,010,377	$25,666,678	$(1,250,807)	$(240,430)

(1) With respect to swaps and put-swaptions, the notional amount represents the stated principal balance used as a basis for calculating payments. With respect to futures and options, the contractual amount represents the market exposure of open positions.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The following tables reflect the results of the Company’s derivatives, including gains (losses) and change in fair value of freestanding derivative instruments and embedded derivatives (in thousands):

	Year Ended December 31, 2011
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$9,420	$(10,452)	$(1,032)
Equity index call options	77,616	-	77,616
Equity index futures	(528,345)	-	(528,345)
Equity index put options	(270,405)	-	(270,405)
Index-linked annuity embedded derivatives	(8,644)	-	(8,644)
Interest rate swaps	816,426	64,535	880,961
Put-swaptions	469,869	(2,779)	467,090
Total return swaps	-	13,406	13,406
Variable annuity embedded derivatives	(1,439,975)	-	(1,439,975)
Total	$(874,038)	$64,710	$(809,328)

	Year Ended December 31, 2010
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$8,617	$(10,900)	$(2,283)
Equity index call options	(63,733)	-	(63,733)
Equity index futures	(537,361)	-	(537,361)
Equity index put options	(524,671)	-	(524,671)
Index-linked annuity embedded derivatives	(211,684)	-	(211,684)
Interest rate swaps	116,276	(15,446)	100,830
Put-swaptions	11,202	3,646	14,848
Spread cap options	(18,089)	31,790	13,701
Total return swaps	-	30,408	30,408
Variable annuity embedded derivatives	109,974	-	109,974
Total	$(1,109,469)	$39,498	$(1,069,971)

	Year Ended December 31, 2009
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$(11,494)	$(13,496)	$(24,990)
Equity index call options	(6,895)	-	(6,895)
Equity index futures	(396,329)	-	(396,329)
Equity index put options	(792,760)	-	(792,760)
Index-linked annuity embedded derivatives	(189,464)	-	(189,464)
Interest rate swaps	612,872	(205,639)	407,233
Put-swaptions	4,022	3,030	7,052
Spread cap options	48,898	52,622	101,520
Total return swaps	-	74,470	74,470
Variable annuity embedded derivatives	594,597	-	594,597
Total	$(136,553)	$(89,013)	$(225,566)

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

At December 31, 2011 and 2010, the fair value of Jackson’s net derivative assets by counterparty were $1,457.1 million and $308.3 million, respectively, and held collateral was $1,505.5 million and $282.3 million, respectively, related to these agreements.  At December 31, 2011 and 2010, the fair value of Jackson’s net derivative liabilities by counterparty were $230.5 million and $548.7 million, respectively, and provided collateral was $172.5 million and $484.3 million, respectively, related to these agreements.  All of Jackson’s master swap agreements contain credit downgrade provisions that allow a party to assign or terminate derivative transactions if the counterparty’s credit rating declines below an established limit.  If all of these provisions had been triggered at December 31, 2011 or 2010, Jackson would have to disburse $106.5 million and $38.4 million, respectively, to counterparties, representing the net fair values of derivatives by counterparty, less collateral held.

6.	Deferred Policy Acquisition Costs and Deferred Sales Inducement Costs

The balances of and changes in deferred policy acquisition costs, as of and for the years ended December 31, were as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$5,305,670	$4,738,901	$4,889,889
Deferrals of acquisition costs	1,251,198	1,180,950	944,596
Amortization related to:
Operations	(707,738)	(361,602)	(108,238)
Derivatives	252,003	443,293	341,509
Net realized (gains) losses	(14,861)	5,553	72,349
Total amortization	(470,596)	87,244	305,620
Unrealized investment gains	(455,668)	(708,151)	(1,397,712)
Other	4,664	6,726	(3,492)
Balance, end of year	$5,635,268	$5,305,670	$4,738,901

The balances of and changes in deferred sales inducement costs, which are reported in other assets, as of and for the years ended December 31, were as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$451,096	$476,749	$565,943
Deferrals of sales inducements	183,517	144,037	132,196
Amortization related to:
Operations	(136,469)	(97,729)	(43,542)
Derivatives	170,948	21,248	1,201
Net realized (gains) losses	(1,241)	897	10,062
Total amortization	33,238	(75,584)	(32,279)
Unrealized investment gains	(65,369)	(94,106)	(195,855)
Other	-	-	6,744
Balance, end of year	$602,482	$451,096	$476,749

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

7.	Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities).  The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities.  Liabilities for guaranteed benefits are general account obligations and are reported in reserves for future policy benefits and claims payable.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue.  Changes in liabilities for minimum guarantees are reported within death, other policy benefits and change in policy reserves in the consolidated income statement with the exception of changes in embedded derivatives, which are included in other investment losses.  Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

At December 31, 2011 and 2010, the Company provided variable annuity contracts with guarantees, for which the net amount at risk (“NAR”) is the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

					Average
					Period
				Weighted	until
December 31, 2011	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$49,063.8	$4,528.9	64.2 years
GMWB - Premium only	0%	3,613.5	303.2
GMWB - For life	0-5%*	4,012.6	904.8
GMAB - Premium only	0%	83.3	3.0
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		6,218.9	1,053.7	63.7 years
GMWB - Highest anniversary only		2,883.3	657.6
GMWB - For life		1,143.0	336.7
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMDB	0-6%	3,260.8	744.7	66.1 years
GMIB	0-6%	2,582.0	893.7		4.2 years
GMWB - For life	0-8%*	34,037.8	3,517.2

					Average
					Period
				Weighted	until
December 31, 2010	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$39,987.3	$3,297.3	64.0 years
GMWB - Premium only	0%	4,293.0	233.4
GMWB - For life	0-5%*	3,124.5	649.5
GMAB - Premium only	0%	74.8	1.6
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		5,858.8	730.0	63.3 years
GMWB - Highest anniversary only		3,147.5	537.3
GMWB - For life		1,333.7	306.3
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMDB	0-6%	2,767.8	486.9	65.7 years
GMIB	0-6%	3,026.4	654.6		5.1 years
GMWB - For life	0-8%*	23,525.1	1,052.8

* Ranges shown based on simple interest.  The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Amounts shown as GMWB ‘for-life’ above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits.  The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below).  For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
Fund type:	2011	2010
Equity	$44,916.8	$37,327.4
Bond	6,606.6	5,350.1
Balanced	5,976.5	5,237.9
Money market	1,052.8	705.7
Total	$58,552.7	$48,621.1

GMDB liabilities reflected in the general account were as follows (in millions):

	2011	2010	2009
Balance at January 1	$342.0	$308.7	$434.3
Incurred guaranteed benefits	198.4	125.7	21.0
Paid guaranteed benefits	(73.8)	(92.4)	(146.6)
Balance at December 31	$466.6	$342.0	$308.7

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2011 and 2010 (except where otherwise noted):

1)	Use of a series of deterministic investment performance scenarios, based on historical average market volatility.
2)	Mean investment performance assumption of 8.4% after investment management fees, but before investment advisory fees and mortality and expense charges.
3)	Mortality equal to 85.0% of the Annuity 2000 table.
4)	Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.13% to 44.0%, with an average of 4.0% during the surrender charge period and 10.0% thereafter.
5)	Discount rate of 8.4%.

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, with the change in fair value reported in current earnings.  The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 3.    The GMWB reserve totaled $2,074.8 million and $313.5 million at December 31, 2011 and 2010, respectively, and was included in reserves for future policy benefits and claims payable.

Jackson has also issued certain GMWB products that guarantee payments over a lifetime.  Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated as required by ASC 944-20.  The reserve calculation uses a series of stochastic investment performance scenarios.  Otherwise, the methodology and assumptions used are consistent with those used for calculating the GMDB liability.  At December 31, 2011 and 2010, these GMWB reserves totaled $14.7 million and $46.5 million, respectively, and were included in reserves for future policy benefits and claims payable.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

GMAB benefits are offered on some variable annuity plans and issues have been minimal as of December 31, 2011.  These reserves totaled $3.2 million and $0.8 million at December 31, 2011 and 2010, respectively.  This benefit was eliminated from Jackson’s product offerings in 2011.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within death, policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used for calculating the direct GMIB liability at December 31, 2011 and 2010, are consistent with those used for calculating the GMDB liability.  At December 31, 2011 and 2010, GMIB reserves before reinsurance totaled $16.0 million and $7.5 million, respectively.

Other Liabilities – Insurance and Annuitization Benefits
The Company has established additional reserves for life insurance business for: universal life (“UL”) plans with secondary guarantees, interest-sensitive life (“ISWL”) plans that exhibit “profits followed by loss” patterns and account balance adjustments to tabular guaranteed cash values on one interest-sensitive life plan.  The Company also has a small closed block of two-tier annuities, where different crediting rates are used for annuitization and surrender benefit calculations.  A liability is established to cover future annuitization benefits in excess of surrender values.  The total liability for this block is the surrender value, plus the ASC 944-20 annuitization reserve.

Liabilities for these benefits have been established according to the methodologies described below:

	December 31, 2011			December 31, 2010
Benefit Type	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age
UL insurance benefit *	$105.1	$6,125.9	55.9 years	$84.9	$5,850.5	55.7 years
Two-tier annuitization	6.0	31.9	64.7 years	6.2	32.6	63.9 years
ISWL account balance
adjustment	73.0	n/a	n/a	66.3	n/a	n/a

* Amounts for the UL benefits are for the total of the plans containing any policies having projected non-zero excess benefits, and thus may include some policies with zero projected excess benefits.

The following assumptions and methodology were used to determine the UL insurance benefit liability at December 31, 2011 and 2010:

1)	Use of a series of deterministic premium persistency scenarios.
2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.
3)	Discount rates equal to the credited interest rates, approximately 4% to 5% projected.

The following assumptions and methodology were used to determine the two-tier annuitization benefit liability at December 31, 2011 and 2010:

1)	Use of a series of deterministic scenarios, varying by surrender rate and annuitization rate.
2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.
3)	Discount rates are equal to credited interest rates, approximately 3% to 4%.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

8.	Debt

The aggregate carrying value of borrowings was as follows (in thousands):

	December 31,
	2011	2010
Surplus notes	$249,354	$249,333
Mortgage loans	30,841	31,150
VIE related borrowings	2,500	43,322
FHLBI mortgage loan	15,000	15,000
Total	$297,695	$338,805

Due in less than 1 year	$-
Due in more than 1 to 5 years	48,341
Due after 5 years	249,354
Total	$297,695

Surplus notes
On March 15, 1997, the Company issued 8.15% surplus notes in the principal amount of $250.0 million due March 15, 2027.  These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims.

Under Michigan insurance law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds.  Payments of interest or principal may only be made with the prior approval of the Commissioner of Insurance of the state of Michigan and only out of surplus earnings which the Commissioner determines to be available for such payments under Michigan insurance law.  The surplus notes may not be redeemed at the option of the Company or any holder prior to maturity.

Interest is payable semi-annually on March 15 and September 15 of each year. Interest paid totaled $20.4 million in each of 2011, 2010 and 2009.

Mortgage loans
At December 31, 2011 and 2010, certain consolidated real estate VIEs had outstanding mortgage loans with a weighted average interest rate of 4.4% and 4.4%, respectively, with maturities through 2016.  Interest paid totaled $1.4 million, $2.1 million and $2.2 million in 2011, 2010 and 2009, respectively.

VIE related borrowings
Certain of the Company’s VIEs have “equity” classes issued in the form of non-investment grade debt.  Accordingly, these equity classes are classified as notes payable rather than minority interest in the consolidated balance sheets.  These notes accrue contingent interest in addition to the stated coupon.  At December 31, 2011 there was only one equity class outstanding that matures in 2016.  The outstanding principal amount accrued interest at a weighted average interest rate of 9.4% and 5.0% at December 31, 2011 and 2010, respectively.  Interest paid on the notes in 2011, 2010 and 2009 totaled $0.2 million, $8.8 million and $0.4 million, respectively.

Additionally, certain of the Company’s consolidated VIEs issued debt to external parties, which was redeemed in 2011.  While outstanding, the principal amount accrued interest at a weighted average interest rate of 0.8% in 2011 and 3.1% in 2010.  Interest paid on the notes totaled $0.2 million and $2.6 million in 2011 and 2010, respectively, which were the only years these VIEs were consolidated in Jackson’s financial statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Federal Home Loan Bank Mortgage Loan
In 2010, Jackson received a mortgage loan from the FHLBI, under its community investment program.  The loan accrues interest at 1.04% and the outstanding balance was $15.0 million as of both December 31, 2011 and 2010.  Interest paid totaled $0.2 million during 2011.  Jackson did not pay any interest on this mortgage loan during 2010, as the loan was executed in mid-December.  At December 31, 2011, the mortgage loan was collateralized by real estate with a carrying value of $20.4 million.

9.	Federal Home Loan Bank Advances

Jackson entered into a short-term advance program with the FHLBI in which interest rates were either fixed or variable based on the FHLBI cost of funds or market rates.  Advances of $150.0 million at an interest rate of 0.14% were outstanding at December 31, 2011.  There were no advances outstanding at December 31, 2010.  Jackson did not pay interest during 2011 since advances were only drawn in December.  Jackson paid $0 million and $0.3 million of interest on advances during 2010 and 2009, respectively.  Advances were collateralized by CMBS and other structured securities with a carrying value of $165.7 million at December 31, 2011.

10.	Repurchase Agreements

During 2011 and 2010, the Company entered into repurchase agreements whereby the Company agreed to sell and repurchase securities.  These agreements are accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets.  Short-term borrowings under such agreements averaged $316.4 million and $289.1 million during 2011 and 2010, respectively, at weighted average interest rates of 0.2% for both years.  The outstanding balance was $100.7 million and $552.5 million as of December 31, 2011 and 2010, respectively.  Interest paid totaled $0.5 million, $0.6 million and $0.1 million in 2011, 2010 and 2009, respectively.  The highest level of short-term borrowings at any month end was $683.2 million in 2011 and $552.5 million in 2010.

11.	Reinsurance

The Company assumes and cedes reinsurance from and to other insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability.  The Company monitors the financial strength rating of reinsurers on a monthly basis.

The maximum amount of life insurance risk retained by the Company on any one life is generally $2.0 million.  Amounts not retained are ceded to other companies on either a yearly renewable-term or a coinsurance basis.

In connection with the purchase of Life of Georgia in 2005, Jackson acquired certain lines of business that are wholly ceded to non-affiliates.  These include both direct and assumed accident and health business, direct and assumed life insurance business, and certain institutional annuities.

Jackson’s GMIBs are reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value on the Company’s balance sheets, with changes in fair value recorded through other investment gains (losses).

Jackson also ceded the GMDB coverage associated with certain variable annuities issued prior to 2003 to an affiliate, Prudential Atlantic Reinsurance Company, Dublin, Ireland (“PARC”).  PARC is a wholly owned subsidiary of Prudential.  Effective December 31, 2009, Jackson terminated the reinsurance agreement, paying a premium of $30.5 million to settle the experience account as defined in the agreement.  The net effect of terminating the reinsurance agreement and recapturing reserves of $265.6 million was a loss of $10.3 million, net of deferred acquisition cost amortization.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

The effect of reinsurance on premiums was as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Direct premiums:
Life	$257,015	$273,247	$289,755
Accident and health	3,020	9,058	10,867
Plus reinsurance assumed:
Life	12,728	13,736	15,020
Accident and health	860	1,122	1,207
Less reinsurance ceded:
Life	(109,407)	(123,621)	(125,084)
Accident and health	(3,880)	(10,180)	(12,074)
Annuity guaranteed benefits	(20,526)	(20,641)	(64,460)
Total net premiums	$139,810	$142,721	$115,231

Premiums ceded for guaranteed annuity benefits included $44.4 million to PARC during 2009.

The effect of reinsurance on benefits was as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Direct benefits
Life	$668,546	$594,368	$564,379
Accident and health	1,598	5,220	10,861
Annuity guaranteed benefits	73,756	92,382	146,634
Plus reinsurance assumed:
Life	27,317	27,934	30,115
Accident and health	468	560	694
Less reinsurance ceded:
Life	(118,408)	(121,595)	(108,985)
Accident and health	(2,066)	(5,780)	(11,555)
Annuity guaranteed benefits	-	-	(48,570)
Deferral of contract enhancements	(172,389)	(125,336)	(91,873)
Change in reserves, net of reinsurance	106,474	68,972	149,686
Total benefits	$585,296	$536,725	$641,386

During 2009, benefits ceded for guaranteed annuity benefits included $48.6 million to PARC.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Components of the reinsurance recoverable were as follows (in thousands):

	December 31,
	2011	2010
Reserves:
Life	$893,963	$874,904
Accident and health	5,764	18,966
Guaranteed minimum income benefits	451,274	127,534
Other annuity benefits	23,129	25,184
Claims liability	33,411	40,748
Other	2,147	2,203
Total	$1,409,688	$1,089,539

Included in the reinsurance recoverable were reserves ceded to Brooke Life of $46.2 million and $47.7 million at December 31, 2011 and 2010, respectively.  The largest amount ceded to any reinsurer at December 31, 2011 totaled $451.3 million, which was all related to the guaranteed minimum income benefits in the above table.

The following table sets forth the Company’s net life insurance in-force (in millions):

	December 31,
	2011	2010
Direct life insurance in-force	$88,014	$93,606
Amounts assumed from other companies	1,334	1,415
Amounts ceded to other companies	(47,059)	(49,417)
Net life insurance in-force	$42,290	$45,604

12.  Federal Income Taxes

The components of the provision for federal income taxes were as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Current tax expense (benefit)	$58,481	$(179,053)	$(227,312)
Deferred tax expense	217,754	355,790	409,848
Federal income tax expense	$276,235	$176,737	$182,536

The federal income tax provisions differ from the amounts determined by multiplying pretax income attributable to Jackson by the statutory federal income tax rate of 35% as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Income taxes at statutory rate	$339,130	$236,308	$213,748
Dividends received deduction	(59,136)	(56,390)	(27,331)
Other	(3,759)	(3,181)	(3,881)
Federal income tax expense	$276,235	$176,737	$182,536

Effective tax rate	28.5%	26.2%	29.9%

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Federal income taxes paid (recovered) were $170.0 million, $(517.8) million and $(48.6) million in 2011, 2010 and  2009, respectively.  The 2010 tax recovery included $287.7 million due to Internal Revenue Service guidance issued in March 2010 related to the adoption of new statutory reserving requirements for variable annuities in 2009.  This new tax guidance required that the tax reserve decrease recognized upon implementation of the transition to the new reserving methodology be amortized over 10 years.  Approximately $822.1 million of the additional tax reserve deduction was available to carryback and offset the prior year’s taxable income.  For GAAP, this guidance resulted in a current tax recoverable, offset by a decrease in a deferred tax asset, with no impact on total tax expense.

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2011	2010
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$1,846,024	$1,394,786
Other-than-temporary impairments and other investment items	122,244	238,777
Deferred compensation	44,956	41,498
Other, net	66,473	141,830
Total gross deferred tax asset	2,079,697	1,816,891

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(1,948,928)	(1,796,823)
Other investment items	(246,482)	(36,419)
Other assets	(22,314)	(96,579)
Net unrealized gains on available for sale securities	(1,001,325)	(543,647)
Total gross deferred tax liability	(3,219,049)	(2,473,468)

Net deferred tax liability	$(1,139,352)	$(656,577)

Realization of Jackson’s deferred tax assets is dependent on generating sufficient taxable income.  Although realization is not assured, management believes that it is more likely than not that the results of future operations and investment activity will generate sufficient taxable income to realize gross deferred tax assets.

At December 31, 2011, the Company had no federal tax ordinary loss or federal tax capital loss carryforwards.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

In August 2007, the Internal Revenue Service (“IRS”) issued Revenue Ruling 2007-54 that would have changed accepted industry and IRS interpretations of the statutes governing the computation of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity and life contracts, but that ruling was suspended by Revenue Ruling 2007-61. Revenue Ruling 2007-61 also announced the Treasury Department's and the IRS's intention to issue regulations with respect to certain computational aspects of the DRD on separate account assets held in connection with variable contracts. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. Although regulations that represent a substantial change in an interpretation of the law are generally given a prospective effective date, there is no assurance that the change will not be retrospectively applied.  As a result, depending on the ultimate timing and substance of any such regulations, which are unknown at this time, such future regulations could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.  In January 2010, Jackson received a formal Notice of Assessment from the IRS disallowing the separate account DRD for 2003, 2005 and 2006.  Jackson did not agree with the assessment and filed a protest with the Appellate Division of the IRS.  No reserve has been established for this potential exposure since Jackson believes its position is sustainable.  The Company recognized an income tax benefit related to the separate account DRD of $59.1 million, $56.4 million and $27.3 million during 2011, 2010 and 2009, respectively.

During 2011, Jackson established a reserve for an unrecognized tax benefit as required for income tax uncertainties.  The following table summarizes the changes in the Company’s unrecognized tax benefits, for the year ended December 31, 2011 (in thousands).  There were no unrecognized tax benefits at December 31, 2010.

Unrecognized tax benefit at December 31, 2010	$-
Additions for tax positions identified in 2011	45,065
Reduction of tax positions of closed prior years	-
Unrecognized tax benefit at December 31, 2011	$45,065

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward.  The total amount of unrecognized benefits represent tax positions for which there is uncertainty about the timing of certain deductions.  The timing of such deductions would not affect the annual effective tax rate, excluding the impact of interest and penalties.

Interest totaling $10.4 million related to these unrecognized tax benefits has been included in income tax expense in the consolidated income statement for 2011.  The Company has not recorded any amounts for penalties related to unrecognized tax benefits during 2011, 2010 or 2009.

Based on information available as of December 31, 2011, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.  The Company is generally no longer subject to United States federal, state or local income tax examinations by taxing authorities for tax years prior to 2007.

13.	Commitments and Contingencies

The Company and its subsidiaries are involved in litigation arising in the ordinary course of business.  It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on the Company's financial condition or results of operations.  Jackson has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers including a modal premium case and allegations of misconduct in the sale of insurance products.  The Company accrues for legal contingencies once the contingency is deemed to be probable and estimable.  At December 31, 2011 and 2010, Jackson recorded accruals totaling $19.9 million and $29.0 million, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

State guaranty funds provide payments for policyholders of insolvent life insurance companies. These guaranty funds are financed by assessing solvent insurance companies based on location, volume and types of business. The Company estimated its reserve for future state guaranty fund assessments based on data received from the National Organization of Life and Health Insurance Guaranty Associations. Based on data received, the Company’s reserve for future state guaranty fund assessments was $26.6 million and $24.9 million at the end of 2011 and 2010, respectively.  Related premium tax offsets were $15.3 million and $14.6 million  at December 31, 2011 and 2010, respectively.  While Jackson cannot predict the amount and timing of any future assessments, the Company believes the reserve is adequate for all anticipated payments for known insolvencies.

At December 31, 2011, the Company had unfunded commitments related to its investments in limited partnerships and limited liability companies totaling $529.8 million.  At December 31, 2011, unfunded fixed-rate commercial mortgage loan commitments totaled $119.3 million.

The Company has received industry-wide regulatory inquiries with respect to claims settlement practices and compliance with unclaimed property laws. To date, only one state has requested a formal search for potential unreported claims.  Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in the Company’s procedures for the identification of unreported claims and handling of escheatable property.  Based on its current analysis, at December 31, 2011, the Company accrued $25.0 million for these unreported claims.  Additionally, regulators and state legislators are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders.  Currently, there does not appear to be a consensus among state insurance regulators and state unclaimed property administrators regarding a life insurer’s obligations in connection with identifying unreported deaths of its policy and contract holders.

The Company leases office space, land and equipment under several operating leases that expire at various dates through 2051.  Certain leases include escalating lease rates, lease abatements and other incentives and, as a result, at December 31, 2011, Jackson recorded a liability of $13.0 million for future lease payments.  Lease expense was $25.2 million, $22.3 million and $20.6 million in 2011, 2010 and 2009, respectively. At December 31, 2011, future minimum payments under these noncancellable operating leases were as follows (in thousands):

2012	$23,087
2013	20,880
2014	14,229
2015	11,644
2016	11,248
Thereafter	20,501
Total	$101,589

14.	Statutory Accounting Capital and Surplus

Under Michigan Insurance Law, dividends on capital stock can only be distributed out of earned surplus, adjusted to exclude any unrealized capital gains and the effect of permitted practices, unless the Commissioner approves the dividend prior to payment.  At December 31, 2011, the adjusted earned surplus of Jackson National Life Insurance Company was $595.6 million.  Furthermore, without the prior approval of the Commissioner, dividends are also subject to restrictions relating to statutory surplus and/or statutory earnings.  The maximum dividend which can be paid in 2012, subject to the availability of earned surplus, without prior approval of the Commissioner is $410.6 million.

The Company received capital contributions from its parent of $19.4 million, $150.1 million and $592.4 million in 2011, 2010 and 2009, respectively.  The capital contributions included $19.4 million, $20.1 million and $21.4 million in 2011, 2010 and 2009, respectively, from Brooke Life’s forgiveness of intercompany tax liabilities.  Dividend payments from the Company to its parent were $530.0 million, $275.0 million and $250.0 million in 2011, 2010 and 2009, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

Statutory capital and surplus of the Company, as reported in its Annual Statement, was $3.6 billion and $4.4 billion at December 31, 2011 and 2010, respectively.  Statutory net income (loss) of the Company, as reported in its Annual Statement, was $(591.1) million, $769.6 million and $373.6 million in 2011, 2010 and 2009, respectively.

The Commissioner has granted Jackson a permitted practice that allows Jackson to carry interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required.  Jackson is required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code.  This permitted practice expires on October 1, 2012.  At December 31, 2011, the effect of the permitted practice decreased statutory surplus by $474.4 million, net of tax.  Statutory surplus increased by $130.3 million at December 31, 2010 due to the effect of the permitted practice.  The permitted practice had no impact on statutory net income.

15.	Other Related Party Transactions

The Company's investment portfolio is managed by PPM America, Inc. (“PPMA”), a registered investment advisor, and PPM Finance, Inc. (collectively, “PPM”).  PPM is ultimately a wholly owned subsidiary of Prudential.  The Company paid $36.6 million, $37.2 million and $36.8 million to PPM for investment advisory services during 2011, 2010 and 2009, respectively.

National Planning Holdings, Inc. (“NPH”), Jackson’s affiliated broker-dealer network, distributes products issued by Jackson and receives commissions and fees from Jackson.  Commissions and fees paid by Jackson to NPH during 2011, 2010 and 2009 totaled $94.7 million, $85.7 million and $76.7 million, respectively.

Jackson has entered into shared services administrative agreements with both, NPH and PPMA.  Under the shared services administrative agreements, Jackson charged $8.5 million, $6.2 million and $4.5 million of certain management and corporate services costs to these affiliates in 2011, 2010 and 2009, respectively.

Jackson provides a $25.0 million revolving credit facility to Nicole Finance, Inc., an upstream holding company.  The loan, executed in 2011, is unsecured, matures in December 2016, accrues interest at 1.27% per annum and has a commitment fee of 0.10% per annum.  There was $14.7 million outstanding at December 31, 2011.  The highest outstanding loan balance during 2011 was $14.7 million.  Interest and commitment fees totaled $9 thousand during 2011.

Jackson provides a $40.0 million revolving credit facility to PPMA.  The loan is unsecured, matures in September 2013, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.25% per annum.  There was no balance outstanding at December 31, 2011 or 2010.  The highest outstanding loan balance during 2011 and 2010 was nil and $21.0 million, respectively.  During 2011, 2010 and 2009, interest and commitment fees totaled $0.1 million, $0.2 million and $0.1 million, respectively.

Jackson provides a $20.0 million revolving credit facility to Brooke Holdings, LLC, an upstream holding company.  The loan is unsecured, matures in June 2014, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.25% per annum.  There was no outstanding balance at December 31, 2011.  There was $7.0 million outstanding at December 31, 2010.  The highest outstanding loan balance during both 2011 and 2010 was $7.0 million.  Interest and commitment fees totaled $0.2 million, $0.1 million and $35 thousand during 2011, 2010 and 2009, respectively.

Jackson provides, through its PGDS subsidiary, information technology services to certain Prudential affiliates.  Jackson recognized $21.1 million, $20.1 million and $19.2 million of revenue associated with these services during 2011, 2010 and 2009, respectively.  This revenue is included in other income in the accompanying consolidated income statement.  This revenue is substantially equal to the costs incurred by PGDS to provide the services, which are reported in general and administrative expenses in the consolidated income statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2011

16.	Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees and certain affiliates.  To be eligible to participate in the Company’s contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary.  In addition, the employee must be employed on the applicable January 1 or July 1 entry date.  The Company's annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year.  In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year.  The Company’s expense related to this plan was $18.0 million, $17.4 million and $16.3 million in 2011, 2010 and 2009, respectively, comprised solely of the Company’s annual contributions to the plan.

The Company maintains non-qualified voluntary deferred compensation plans for certain agents and employees.  At December 31, 2011 and 2010, the liability for such plans totaled $121.5 million and $119.2 million, respectively, and is reported in other liabilities.  Jackson invests general account assets in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability.  The Company’s expense related to these plans, including a match of elective deferrals for the agents’ deferred compensation plan, was $(1.7) million, $22.5 million and $34.8 million in 2011, 2010 and 2009, respectively.  Investment income from the mutual funds totaled $(3.7) million, $15.7 million and $27.6 million in 2011, 2010 and 2009, respectively.

17.	Subsequent Event

In February 2012, Brooke Life received a Notice of Proposed Adjustment from the IRS, regarding an assessment related to its tax treatment of interest expense on intercompany debt.  Due to the intercompany tax sharing agreement, the effect of an adjustment, if any, would impact Jackson’s total stockholder’s equity.  The total aggregate exposure to the Company’s stockholder’s equity is approximately $130.0 million.  Brooke Life does not agree with the assessment, believes its current position is sustainable and intends to file a protest with the IRS once it receives the official report, which is expected to be issued in late March.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
Jackson National Life Insurance Company (“Jackson”, the “Company”) is an insurance company domiciled in the state of Michigan and, along with its subsidiaries, licensed to write business in all 50 states and the District of Columbia.   On September 4, 2012, Jackson acquired SRLC America Holding Corp. (“SRLC”) from Swiss Re Life Capital Ltd (“Swiss Re”).  Reassure America Life Insurance Company (“REALIC”) was a wholly owned subsidiary of SRLC and the primary business entity under SRLC.  REALIC was domiciled in the state of Indiana and licensed to write business in 49 states, the District of Columbia, Guam, Puerto Rico and Canada.  On September 6, 2012, SRLC was dissolved, with REALIC becoming a direct wholly owned subsidiary of Jackson.  On December 31, 2012, REALIC was merged with and into Jackson.

Basis of Presentation

The following unaudited 2011 pro forma condensed financial information has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  This unaudited 2011 pro forma condensed information gives effect to the merger of REALIC into Jackson and presents the financial position and operating results of the combined entity consistent with the business actually acquired by Jackson.  This unaudited 2011 pro forma condensed financial information should be read in conjunction with the audited GAAP financial statements of Jackson and the audited statutory financial statements of REALIC, including the accompanying notes for the year ended December 31, 2011.  The unaudited 2011 pro forma condensed income statement combines the results of operations of Jackson with the historical results of operations of the business acquired in the acquisition of REALIC for the year ended December 31, 2011 as if the merger had occurred on January 1, 2011.  The unaudited 2011 pro forma condensed balance sheet combines the balances of Jackson with the historical balances of REALIC as of December 31, 2011.  Adjustments, excluding any potential purchase GAAP adjustments, were made to the 2011 historical REALIC unaudited GAAP basis balance sheet and income statement to reflect the historical impact of the business acquired in the acquisition.

The economics of three blocks of REALIC’s business (“Excluded Business”), which are comprised of certain traditional life insurance, disability income and A&H policies, and COLI business were excluded from the acquisition via 100% coinsurance transactions with Swiss Reinsurance Company Ltd. effective July 1, 2012.  Thus, Swiss Reinsurance Company Ltd. remains at risk on the Excluded Business.  However, if Swiss Reinsurance Company Ltd. is unable to meet its obligations, Jackson would retain the liability.  Prospectively, this Excluded Business will be reflected in Jackson’s financial statements as reinsurance ceded.

Additionally, in 2011 and 2012, REALIC entered into a number of restructuring transactions and reinsurance novations with affiliates which also affected reported financial results.  Among the 2012 restructuring transactions was the novation of a modified coinsurance treaty between REALIC and Aurora National Life Assurance company, with a former affiliate to REALIC becoming the reinsurer of the business.  The 2011 impact of the Excluded Business and the 2011 effect of the previously mentioned REALIC restructuring transactions are eliminated from the historical results reported in the 2011 unaudited pro forma condensed financial information.

While the unaudited pro forma condensed financial information reflects the combined operations of Jackson and the REALIC acquired business for 2011, it is not necessarily indicative, nor is it intended to be indicative, of the financial position and future operating results of the merged companies.

			Unaudited Pro Forma Condensed Combined Balance Sheet

			As of December 31, 2011
(in thousands)			2011	2012	Pre-close

			Restructuring	Excluded	Transactions &	Net

Assets	Jackson (1)	REALIC (2)	Transactions (3)	Business (4)	Eliminations (5)	Pro Forma (6)
Investments:
Securities available for sale, at fair value:
Fixed maturities	$ 41,546,295	$ 16,899,873	$ (2,178,055)	$ (3,139,957)	$ (745,654)	$ 52,382,502
Equities	-	7,181		-	-	7,181
Trading securities, at fair value	315,607	-				315,607
Commercial mortgage loans, net of allowance	5,530,370	25,725		-	-	5,556,095
Policy loans	855,099	3,551,518		(190,835)	-	4,215,782
Derivative instruments	2,605,468	5,531				2,610,999
Other invested assets	1,255,455	752,698		(42,096)	(683,000)	1,283,057
Total investments	52,108,294	21,242,526	(2,178,055)	(3,372,888)	(1,428,654)	66,371,223
Cash and cash equivalents	656,253	204,018	246,195	(367,808)	(27,562)	711,096
Accrued investment income	576,185	172,554		(33,056)		715,683
Deferred acquisition costs	5,635,268	33,654			(33,654)	5,635,268
Reinsurance recoverable	1,409,688	3,337,798	(610,804)	(7,417)		4,129,265
VOBA	-	1,062,860	(367,786)	(23,237)	(671,837)	-
Income taxes receivable from Parent	181,774	-				181,774
Other assets	875,288	231,803	32,664	(9,559)	(31,141)	1,099,055
Separate account assets	58,796,937	101,674				58,898,611
Total assets	$ 120,239,687	$ 26,386,887	$ (2,877,786)	$ (3,813,965)	$ (2,192,848)	$ 137,741,975

Liabilities and Equity
Liabilities
Policy reserves and other contract holder funds	$ 50,022,884	$ 20,391,754	$ (4,136,926)	$ (2,545,154)		$ 63,732,558
Debt	297,695	150,000			(150,000)	297,695
Securities lending payable	53,285	-				53,285
Deferred income taxes, net	1,139,352	339,425	(58,739)	(249,200)		1,170,838
Reinsurance balances payable	-	126,567		(5,313)		121,254
Derivative instruments	1,378,907	-				1,378,907
Funds held under reinsurance treaties	-	1,576,863	1,688,944	(58)		3,265,749
Other liabilities	1,652,609	246,461	38,795	(100,873)	23,167	1,860,159
Separate account liabilities	58,796,937	101,674		-		58,898,611
Total liabilities	113,341,669	22,932,744	(2,467,926)	(2,900,598)	(126,833)	130,779,056

Equity
Common stock, $1.15 par value; authorized 50,000
shares; issued and outstanding 12,000 shares	13,800	2,500			(2,500)	13,800
Additional paid-in capital	3,730,901	2,269,377		(226,460)	(2,042,917)	3,730,901
Accumulated other comprehensive income, net of						-
tax of $318,302 in 2011 and $53,280 in 2010	1,329,190	923,447	(109,087)	(293,080)	(521,280)	1,329,190
Retained earnings	1,796,398	(155,453)	(300,773)	20,445	500,682	1,861,299
Total stockholder's equity	6,870,289	3,039,871	(409,860)	(499,095)	(2,066,015)	6,935,190
Noncontrolling interests	27,729	414,272		(414,272)		27,729
Total equity	6,898,018	3,454,143	(409,860)	(913,367)	(2,066,015)	6,962,919
Total liabilities and equity	$ 120,239,687	$ 26,386,887	$ (2,877,786)	$ (3,813,965)	$ (2,192,848)	$ 137,741,975

			Unaudited Pro Forma Condensed Combined Income Statement
			For the year ended December 31, 2011

			2011	2012	Pre-close
(in thousands)			Restructuring	Excluded	Transactions &
	Jackson (1)	REALIC (2)	Transactions (3)	Business (4)	Eliminations (5)	Net Pro Forma (6)
Revenues
Fee income	$ 2,108,159	$ 385,873	$ 52,552	$ (46,666)		$ 2,499,918
Premium	139,810	272,693	17,628	(30,355)		399,776
Net investment income	2,644,586	738,532	90,352	(295,187)		3,178,283
Net realized losses on investments:						-
Other-than-temporary impairments	(87,095)	(399)		(7,121)		(94,615)
Other investment losses	(673,010)	(48,741)	57,526			(664,225)
Total net realized losses on investments	(760,105)	(49,140)	57,526	(7,121)		(758,840)
Other income	52,350	-				52,350
Total revenues	4,184,800	1,347,958	218,058	(379,329)		5,371,487
Benefits and Expenses
Death, other policy benefits and change in
policy reserves, net of deferrals	585,296	750,305	73,668	(159,210)		1,250,059
Interest credited on other contract holder funds
net of deferrals	1,384,908	404,036	61,084	(161,140)		1,688,888
Interest expense	42,881	4,687			(4,687)	42,881
Commissions and expenses, net of deferrals	760,969	(370,325)	482,335	(18,498)		854,481
Amortization of deferred acquisition, sales
inducement costs and acquired insurance	437,358	55,965	63,699	(53,389)		503,633
Total benefits and expenses	3,211,412	844,668	680,786	(392,237)	(4,687)	4,339,942
Pretax income before taxes and
noncontrolling interests	973,388	503,290	(462,728)	12,908	4,687	1,031,545
Income tax expense (benefit) (7)	276,235	149,053	(161,955)	4,518	1,640	269,491
Net income	697,153	354,237	(300,773)	8,390	3,047	762,054
Less: Net income attributable to
noncontrolling interests	4,446	12,055		(12,055)		4,446
Net income attributable to Jackson	$ 692,707	$ 342,182	$ (300,773)	$ 20,445	$ 3,047	$ 757,608

Notes to the Unaudited Pro Forma Condensed Financial Information

(1)	Information agrees to Jackson audited U.S. GAAP financial statements

(2)	Information agrees to REALIC unaudited U.S. GAAP financial statements

(3)
Effective July 1, 2011, REALIC terminated certain inter-affiliate retrocession agreements and recaptured the business subject to those agreements.  REALIC received commissions upon the recapture of the disability insurance and A&H business and paid commissions upon the recapture of the COLI business.  The one-time adjustment related to the net amount recaptured is eliminated in the 2011 Restructuring Transactions column.  Also included are certain one-time restructuring costs incurred by REALIC in 2011.   This column also reflects the addition of 6 months results of business recaptured on July 1, 2011 and that was not ceded in 2012 to present a view of full-year normalized results as if that business were recaptured on January 1, 2011.

(4)
As part of the agreement between Jackson and Swiss Re for the 2012 purchase of REALIC, certain business was excluded from the acquired company through a 100% coinsurance transaction executed prior to the sale.  The 2012 Excluded Business column eliminates the net impact on 2011 results and the December 31, 2011 balances of all business ceded in 2012 (excluding any adjustments described in Note 3).

(5)
The Pre-close Transactions & Eliminations column reflects the pro forma effect of the acquisition and subsequent merger with the pay-off of the surplus note debt, pre-closing dividend and expense accruals, as well as the elimination of REALIC equity as if it occurred on December 31, 2011.  The preliminary estimated purchase price of $663 million has been eliminated from the securities available for sale line.

(6)	The Net Pro Forma column reflects the combined operations of Jackson and the REALIC acquired business for 2011.

(7)	Income tax expense for the 2011 restructuring transactions, 2011 recaptured business and 2012 excluded business is calculated using an income tax rate of 35%.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements:

(1) Financial statements and schedules included in Part A:

Not Applicable.

(2) Financial statements and schedules included in Part B:

The Sage Variable Annuity Account A:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

Reassure America Life Insurance Company:

Report of Independent Registered Public Accounting Firm
Balance Sheets (Statutory-Basis) as of December 31, 2011 and 2010
Statements of Operations and Changes in Capital and Surplus (Statutory-Basis)
Statements of Cash Flows (Statutory-Basis) for the years ended December 31, 2011, 2010, and 2009
Notes to Statutory-Basis Financial Statements

Jackson National Life Insurance Company:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Income Statements for the years ended December 31, 2011, 2010, and 2009
Consolidated Statements of Stockholder's Equity and Comprehensive Income for the years ended December 31, 2011, 2010, and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Consolidated Financial Statements

Jackson National Life Insurance Company:

Pro-Forma Financial Information (reflecting merger of Jackson National Life Insurance Company and Reassure America Life Insurance Company)

Unaudited Balance Sheet as of December 31, 2011
Unaudited Statement of Income as of December 31, 2011
Notes to Unaudited Financial Information

(b) Exhibits

Exhibit              Description
No.

1.

a.
Resolutions of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Annuity Account A, incorporated herein by reference to the Registrant's Registration Statement filed on December 24, 1997 (File No. 333-43329).

b.	Resolutions of the Board of Directors of Jackson National Life Insurance Company changing the name of The Sage Variable Annuity Account A, attached hereto.

2.	Not Applicable.

3.

a.
Underwriting Agreement dated as of August 22, 2003 between Jackson (as successor to REASSURE, which was the successor to Sage) and JNLD (as assignee of SL Distributors, Inc.).  Filed as Exhibit (3)(a) to Form N-4 on October 2, 2006, File No. 333-137725, which is incorporated herein by this reference.

b.(i)
Form of Selling Agreement among: Jackson (as successor to REASSURE, which was the successor to Sage); JNLD (as assignee of SL Distributors, Inc, which was the assignee of Sage Distributors, Inc.); and Selling Firms.  Filed as Exhibit 3 to Pre-Effective Amendment No. 1 to Form N-4 on December 31, 1998 (File No. 333-43329), which is incorporated herein by this reference.

b.(ii)
Form of letter to Selling Firms with respect to SL Distributors, Inc’s replacement of Sage Distributors, Inc. under Selling Agreements.  Filed as Exhibit 3(b)(i) to Form N-4 on October 2, 2006 (File No. 333-137725), which is incorporated herein by this reference.

b.(iii)	Form of letter to Selling Firms under Selling Agreements, with respect to Jackson’s replacement of REASSURE and JNLD’s replacement of SL Distributors, Inc., attached hereto.

c.
Assignment (dated as of December 31, 2012) of Underwriting, Selling, and Participation Agreements, including Jackson’s replacement of predecessor Insurers and JNLD’s replacement of SL Distributors, Inc., attached hereto.

4.

a.	Form of Individual Contract, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

b.	Form of Individual Contract with Interest Account, incorporated herein by reference to the Registrant’s Registration Statement, filed on June 20, 2001 (File No. 333-63428).

c.	Form of Group Contract, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

d.	Form of Group Certificate, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

e.	Amended Form of Individual IRA Rider, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

f.	Amended Form of Group IRA Rider, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

g.	Amended Form of Individual SIMPLE IRA Rider, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

h.	Amended Form of Group SIMPLE IRA Rider, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

i.	Form of Individual Roth IRA Rider, incorporated herein by reference to the Registrant’s Registration Statement, filed on December 24, 1997 (File No. 333-43329).

j.	Form of Group Roth IRA Rider, incorporated herein by reference to the Registrant’s Registration Statement, filed on December 24, 1997 (File No. 333-43329).

k.	Form of Individual Waiver of Surrender Charge Rider, incorporated herein by reference to the Registrant’s Registration Statement, filed on December 24, 1997 (File No. 333-43329).

l.	Form of Group Waiver of Surrender Charge Rider, incorporated herein by reference to the Registrant’s Registration Statement, filed on December 24, 1997 (File No. 333-43329).

m.	Form of Individual Accidental Death Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

n.	Form of Group Accidental Death Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

o.	Form of Individual Earnings Enhancement Death Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

p.	Form of Group Earnings Enhancement Death Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

q.	Form of Individual Guaranteed Minimum Income Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

r.	Form of Group Guaranteed Minimum Income Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

s.	Form of Group Enhanced Guaranteed Minimum Income Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

t.	Form of Individual Enhanced Guaranteed Minimum Income Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

u.	Form of Individual Endorsement re: Application-Confirmation, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 9, filed on March 6, 2001 (File No. 333-43329).

v.	Form of Group Endorsement re: Application-Confirmation, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 9, filed on March 6, 2001 (File No. 333-43329).

w.	Form of Individual Enhanced Guaranteed Minimum Death Benefit Rider, incorporated herein by reference to Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

x.	Form of Group Enhanced Guaranteed Minimum Death Benefit Rider, incorporated herein by reference to Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

y.	Form of Individual Guaranteed Minimum Account Value Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

z.	Form of Group Guaranteed Minimum Account Value Benefit Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

aa.	Form of Individual Earnings Enhancement Life Insurance Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

bb.	Form of Group Earnings Enhancement Life Insurance Rider, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

cc.	Form of Endorsement changing Insurers, attached hereto.

5.

a.	Form of Individual Contract Application, incorporated herein by reference to the Registrant’s Registration Statement, filed on June 20, 2001 (File No. 333-63428).

b.	Form of Individual Application-Confirmation, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 9, filed on March 6, 2001 (File No. 333-43329).

c.	Form of Group Certificate Application, incorporated herein by reference to the Registrant’s Registration Statement, filed on June 20, 2001 (File No. 333-63428).

d.	Form of Group Application-Confirmation Form, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 9, filed on March 6, 2001 (File No. 333-43329).

6.

a.
Articles of Incorporation of Jackson National Life Insurance Company, incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-70697 and 811-09119) filed on January 15, 1999.

b.	Amended By-laws of Jackson National Life Insurance Company, attached hereto.

7.	Not Applicable.

8.

a.	Form of Participation Agreement with AIM Variable Insurance Funds, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

b.
Form of AIM Funds Intermediary Agreement Regarding Compliance with Rule 22c-2, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

c.	Form of Participation Agreement with The Alger American Fund, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

d.
Form of Shareholder Information Agreement by and between The Alger American Fund and Valley Forge Life Insurance Company, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

e.
Form of Participation Agreement with MFS® Variable Insurance TrustSM, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on December 31, 1998 (File No. 333-43329).

f.
Form of Rule 22c-2 Shareholder Information Agreement by and between MFS Fund Distributors, Inc. and Valley Forge Life Insurance Company, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

g.
Form of Participation Agreement with Morgan Stanley The Universal Institutional Funds, Inc., incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2, filed on January 28, 1999 (File No. 333-43329).

h.
Form of Shareholder Information Agreement by and between Morgan Stanley Distribution, Inc. and Valley Forge Life Insurance Company, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

i.
Form of Participation Agreement with Oppenheimer Variable Account Funds, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2, filed on January 28, 1999 (File No. 333-43329).

j.
Form of Shareholder Information Agreement by and between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and Valley Forge Life Insurance Company, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

k.
Form of Participation Agreement with INVESCO Variable Investment Funds, Inc., incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 10, filed on April 27, 2001 (File No. 333-43329).

l.
Form of Participation Agreement with First American Insurance Portfolios, Inc., incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on September 10, 2001 (File No. 333-63428).

m.
Form of Participation Agreement with Van Kampen Life Investment Trust, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1, filed on September 10, 2001 (File No. 333-63428).

n.
Form of Shareholder Information Agreement by and between Morgan Stanley Distribution, Inc., on behalf of Van Kampen Life Investment Trust, and Valley Forge Life Insurance Company, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

o.	Form of Participation Agreement with Rydex Variable Trust, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 6, filed on April 29, 2002 (File No. 333-63428).

p.	Form of Rule 22c-2 Shareholder Information Agreement by and between Rydex Distributors, Inc. and Valley Forge Life Insurance Company,	incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 1, filed on October 1, 2007 (File Nos. 333-137725 and 811-04405).

q.
Form of Services Agreement with Financial Administration Services, Inc., incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2, filed on January 28, 1999 (File No. 333-43329).

r.
Reinsurance Agreement (Modified Coinsurance Treaty) with Life Reassurance Corporation of America, incorporated herein by reference to the Sage Life Assurance of America, Inc.’s Form 10-K, filed on April 12, 2001 (File Nos. 333-77441 and 333-77437).

s.
Form of letter to mutual funds under Fund Participation Agreements, with respect to Jackson’s replacement of REASSURE, JNLD’s replacement of SL Distributors, Inc., and change of names of Separate Accounts, attached hereto.

t.	Agreement and Plan of Merger, attached hereto.

9.	Opinion and Consent of Counsel, attached hereto.

10.	Consents of Independent Registered Public Accounting Firms, attached hereto.

11.	Not Applicable.

12.	Not Applicable.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor

Richard D. Ash	Senior Vice President, Chief Actuary & Appointed Actuary
1 Corporate Way
Lansing, MI 48951

Steve P. Binioris	Vice President
1 Corporate Way
Lansing, MI 48951

Michele M. Binkley	Vice President
1 Corporate Way
Lansing, MI 48951

Dennis Blue	Vice President
1 Corporate Way
Lansing, MI 48951

Barrett Bonemer	Vice President
1 Corporate Way
Lansing, MI 48951

Jeff Borton	Vice President
1 Corporate Way
Lansing, MI 48951

David Lee Bowers	Vice President
300 Innovation Drive
Franklin, TN 37067

John H. Brown	Vice President
1 Corporate Way
Lansing, MI 48951

James Carter	Vice President
1 Corporate Way
Lansing, MI 48951

Joseph Mark Clark	Senior Vice President & Chief Information Officer
1 Corporate Way
Lansing, MI 48951

David Collins	Vice President
1 Corporate Way
Lansing, MI 48951

Michael A. Costello	Vice President and Treasurer
1 Corporate Way
Lansing, MI 48951

James B. Croom	Vice President
1 Corporate Way
Lansing, MI 48951

Phillip Brian Eaves	Vice President
1 Corporate Way
Lansing, MI 48951

Charles F. Field, Jr.	Vice President
300 Innovation Drive
Franklin, TN 37067

Dana R. Malesky Flegler	Vice President
1 Corporate Way
Lansing, MI 48951

Robert A. Fritts	Senior Vice President & Controller
1 Corporate Way
Lansing, MI 48951

James D. Garrison	Vice President
1 Corporate Way
Lansing, MI 48951

Julia A. Goatley	Vice President & Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Matthew Phillip Gonring	Vice President
300 Innovation Drive
Franklin, TN 37067

John A. Gorgenson, Jr.	Vice President
1 Corporate Way
Lansing, MI 48951

Robert W. Hajdu	Vice President
1 Corporate Way
Lansing, MI 48951

Cliff S. Hale, M.D.	Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Hanson	Vice President
1 Corporate Way
Lansing, MI 48951

H. Dean Hosfield	Vice President
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack	Executive Vice President & Director
7601 Technology Way
Denver, CO 80237

Scott Klus	Vice President
1 Corporate Way
Lansing, MI 48951

Leandra R. Knes	Director
225 W. Wacker Drive
Suite 1200
Chicago, IL 60606

Everett W. Kunzelman	Vice President
1 Corporate Way
Lansing, MI 48951

Lynn W. Lopes	Vice President
1 Corporate Way
Lansing, MI 48951

Machelle A. McAdory	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Diahn McHenry	Vice President
1 Corporate Way
Lansing, MI 48951

Thomas J. Meyer	Senior Vice President,
1 Corporate Way	General Counsel & Secretary
Lansing, MI 48951

Dean M. Miller	Vice President
1 Corporate Way
Lansing, MI 48951

Karen M. Minor	Vice President
1 Corporate Way
Lansing, MI 48951

Keith R. Moore	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Jacky Morin	Vice President
1 Corporate Way
Lansing, MI 48951

P. Chad Myers	Executive Vice President, Chief Financial Officer & Director
1 Corporate Way
Lansing, MI 48951

Russell E. Peck	Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Prieskorn	Senior Vice President & Chief Administration Officer
1 Corporate Way
Lansing, Michigan 48951

Dana S. Rapier	Vice President
1 Corporate Way
Lansing, MI 48951

William R. Schulz	Vice President
1 Corporate Way
Lansing, MI 48951

Muhammad S. Shami	Vice President
1 Corporate Way
Lansing, MI 48951

James R. Sopha	Chief Operating Officer & Director
1 Corporate Way
Lansing, MI 48951

Kenneth H. Stewart	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Heather R. Strang	Vice President
1 Corporate Way
Lansing, MI 48951

Marcia L. Wadsten	Vice President
1 Corporate Way
Lansing, MI 48951

Bonnie G. Wasgatt	Vice President
300 Innovation Drive
Franklin, TN 37067

Michael A. Wells	President, Chief Executive Officer & Chairman
300 Innovation Drive
Franklin, TN 37067

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

Company	State of Organization	Control/Ownership
Allied Life Brokerage Agency, Inc.	Iowa	100% Jackson National Life Insurance Company
Ascent Holdings Limited*	England	50% Prudential Property Investment Managers Limited
Ascent Insurance Brokers (Corporate) Limited*	England	100% Ascent Insurance Brokers Limited
Ascent Insurance Brokers Limited*	England	100% Ascent Holdings Limited
Ascent Insurance Management Limited*	England	100% Ascent Holdings Limited
BOCI – Prudential Asset Management Limited*	Hong Kong	36% Prudential Corporation Holdings Limited
BOCI – Prudential Trustee Limited*	Hong Kong	36% Prudential Corporation Holdings Limited
Brooke LLC*	Delaware	100% Prudential (US Holdco2) Limited
Brooke (Holdco1) Inc.	Delaware	100% Prudential (US Holdco 1) Limited
Brooke Holdings LLC	Delaware	100% Nicole Finance Inc.
Brooke Holdings (UK)*	United Kingdom	100% Brooke UK LLC
Brooke (Jersey) Limited*	Jersey	100% Prudential (US Holdco 2) Limited
Brooke Life Insurance Company	Michigan	100% Brooke Holdings LLC
Brooke UK LLC*	Delaware	100% Brooke (Holdco 1) Inc.
CIMPL Pty Limited*	Australia	100% PPM Capital (Holdings) Limited
CITIC Prudential Life Insurance Company Limited*	China	50% Prudential Corporation Holdings Limited
CITIC – Prudential Fund Management Company Limited*	China	49% Prudential Corporation Holdings Limited
CSU One Limited*	United Kingdom	100% Prudential Group Holdings Limited
Calvin Asset Management Limited*	England	100% Calvin Capital Limited
Calvin Capital Limited*	England	100% Marlin Acquisitions Holdings Limited
Canada Property (Trustee) No 1 Limited*	Jersey	100% Canada Property Holdings Limited
Canada Property Holdings Limited*	England	100% M&G Limited
Curian Capital, LLC	Michigan	100% Jackson National Life Insurance Company
Curian Clearing LLC	Michigan	100% Jackson National Life Insurance Company
Earth and Wind Energias Removables, S.L.*	Spain	100% Infracapital Solar B.V.
Eastspring Investments (Hong Kong) Limited*	Hong Kong	100% Prudential Corporations Holdings Limited
Eastspring Investments (UK) Limited*	England	100% Prudential Corporations Holdings Limited
Eastspring Investments Fund Management Limited Liability Company *	Vietnam	100% Prudential Vietnam Assurance Private Ltd
Eastspring Securities Investment Trust Co. Ltd.*	Taiwan	99.54% Prudential Corporation Holdings Limited
FA II Limited*	England	100% FA III Limited
FA III Limited*	England	100% Infracapital Nominees Limited
Falcon Acquisitions Limited*	England	100% FA II Limited
Falcon Acquisitions Holdings Limited*	England	100% Infracapital Nominees Limited
First Dakota, Inc.	North Dakota	100% IFC Holdings, Inc.
First Dakota of Montana, Inc.	Montana	100% IFC Holdings, Inc.
First Dakota of New Mexico, Inc.	New Mexico	100% IFC Holdings, Inc.
First Dakota of Texas, Inc.	Texas	100% IFC Holdings, Inc.
First Dakota of Wyoming, Inc.	Wyoming	100% IFC Holdings, Inc.
Furnival Insurance Company PCC Limited*	Guernsey	100% Prudential Corporation Holdings Limited
GS Twenty Two Limited*	England	100% Prudential Group Holdings Limited
Geoffrey Snushall Limited*	England	100% Snushalls Team Limited
Giang Vo Development JV Company*	Vietnam	65% Prudential Vietnam Assurance Private Limited
Hermitage Management, LLC	Michigan	100% Jackson National Life Company Insurance
Holborn Bars Nominees Limited*	England	100% M&G Investment Management Limited
Holborn Delaware LLC	Delaware	100% Prudential Four Limited
Holborn Finance Holding Company*	England	100% Prudential Securities Limited
Hyde Holdco 1 Limited*	England	100% Prudential Corporation Holdings Limited
Hyde Holdco 3 Limited*	England	100% Prudential Capital Holding Company Limited
ICICI Prudential Asset Management Company Limited*	India	49% Prudential Corporation Holdings Limited
ICICI Prudential Life Insurance Company Limited*	India	25.96% Prudential Corporation Holdings Limited
ICICI Prudential Pension Funds Management Company Ltd.*	India	100% ICICI Prudential Life Insurance Company Limited
ICICI Prudential Trust Limited*	India	49% Prudential Corporation Holdings Limited
IFC Holdings, Inc. d/b/a INVEST Financial Corporation	Delaware	100% National Planning Holdings Inc.
INVEST Financial Corporation Insurance Agency Inc. of Alabama	Alabama	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Connecticut	Connecticut	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Delaware	Delaware	100% IFC Holdings, Inc. d/b/a INVEST Financial Corporation
INVEST Financial Corporation Insurance Agency Inc. of Georgia	Georgia	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Illinois	Illinois	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Maryland	Maryland	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Massachusetts	Massachusetts	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Montana	Montana	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Nevada	Nevada	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of New Mexico	New Mexico	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Ohio	Ohio	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Oklahoma	Oklahoma	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of South Carolina	South Carolina	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Texas	Texas	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Wyoming	Wyoming	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency PA of Mississippi	Mississippi	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
Infracapital CI II Limited*	Scotland	100% M&G Limited
Infracapital EF II Limited*	Scotland	100% M&G Limited
Infracapital Employee Feeder GP Limited*	Scotland	100% M&G Limited
Infracapital F1 S.a.r.l.*	Luxembourg	100% Infracapital F1 Holdings S.a.r.l
Infracapital F1 Holdings S.a.r.l.*	Luxembourg	100% Infracapital Nominees Limited
Infracapital GP Limited*	England	100% M&G Limited
Infracapital GP II Limited*	England	100% M&G Limited
Infracapital Nominees Limited*	England	100% M&G Limited
Infracapital SLP Limited*	England	100% M&G Limited
Infracapital Solar B.V.*	Netherlands	100% Infracapital F1 S.a.r.l.
Innisfree M&G PPP LLP*	England	35% M&G IMPPP1 Limited
Investment Centers of America, Inc.	North Dakota	100% IFC Holdings, Inc.
Jackson Investment Management LLC	Michigan	100% Brooke Holdings LLC
Jackson National Asset Management, LLC	Michigan	100% Jackson National Life Insurance Company
Jackson National Life (Bermuda) Ltd.	Bermuda	100% Jackson National Life Insurance Company
Jackson National Life Distributors LLC	Delaware	100% Jackson National Life Insurance Company
Jackson National Life Insurance Company of New York	New York	100% Jackson National Life Insurance Company
JNLI LLC	Delaware	100% Jackson National Life Insurance Company
JNL Southeast Agency, LLC	Michigan	100% Jackson National Life Insurance Company
M&G (Guernsey) Limited*	Guernsey	100% M&G Limited
M&G Financial Services Limited*	United Kingdom	100% M&G Limited
M&G Founders 1 Limited*	United Kingdom	100% M&G Limited
M&G General Partner Inc.*	Cayman Islands	100% M&G Limited
M&G Group Limited*	England	100% Prudential plc
M&G IMPPP 1 Limited*	United Kingdom	100% M&G Limited
M&G International Investments Limited*	England	100% M&G Limited
M&G International Investments Limited*	Austria (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Limited*	France (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Limited*	Germany (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited*	Italy (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited*	Spain (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Nominees Limited*	England	100% M&G International Investments Limited
M&G Investment Management Limited*	England	100% M&G Limited
M&G Investments (Singapore) Pte. Ltd.*	Singapore	100% M&G Limited
M&G Limited*	England	100% M&G Group Limited
M&G Management Services Limited*	England	100% M&G Limited
M&G Nominees Limited*	United Kingdom	100% M&G Limited
M&G Pensions and Annuity Company Limited*	United Kingdom	100% M&G Limited
M&G RED Employee Feeder GP Limited*	Scotland	100% M&G Limited
M&G RED GP Limited*	Guernsey	100% M&G Limited
M&G RED SLP GP Limited*	Scotland	100% M&G Limited
M&G Real Estate Finance 1 Co S.a.r.l*	Luxemborg	100% M&G RED GP Limited
M&G Securities Limited*	United Kingdom	100% M&G Limited
M&G Support Services Limited*	United Kingdom	100% M&G Limited
MM&S (2375) Limited*	Scotland	100% The Prudential Assurance Company Limited
Marlin Acquisitions Holdings Limited*	England	100% Infracapital GP Limited
Mission Plans of America, Inc.	Texas	100% Jackson National Life Insurance Company
National Planning Corporation	Delaware	100% National Planning Holdings, Inc.
National Planning Corporation Insurance Agency Inc. of Nevada	Nevada	100% National Planning Corporation
National Planning Holdings, Inc.	Delaware	100% Brooke Holdings LLC
National Planning Insurance Agency Inc.	Alabama	100% National Planning Corporation
National Planning Insurance Agency Inc.	Florida	100% National Planning Corporation
National Planning Insurance Agency Inc.	Georgia	100% National Planning Corporation
National Planning Insurance Agency Inc.	Idaho	100% National Planning Corporation
National Planning Insurance Agency Inc.	Massachusetts	100% National Planning Corporation
National Planning Insurance Agency Inc.	Montana	100% National Planning Corporation
National Planning Insurance Agency Inc.	Oklahoma	100% National Planning Corporation
National Planning Insurance Agency Inc.	Texas	100% National Planning Corporation
National Planning Insurance Agency Inc.	Wyoming	100% National Planning Corporation
Nicole Finance Inc.	Delaware	100% Brooke UK LLC
North Sathorn Holdings Company Limited*	Thailand	100% Prudential Corporation Holdings Limited
Northstreet IP Services Singapore Pte Ltd.*	Singapore	100% Prudential Singapore Holdings Pte Limited
Nova Sepadu Sdn Bhd*	Malaysia	96% Sri Han Suria Sdn Berhad
P&A Holdco Limited*	England	100% Prudential Group Holdings Limited
P&A Opco Limited*	England	100% P&A Holdco Limited
PCA Asset Management Limited*	Japan	100% Prudential Corporation Holdings Limited
PCA Asset Management Co. Ltd.*	Korea	100% Prudential Corporation Holdings Limited
PCA Life Assurance Company Limited*	Taiwan	99.81% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Japan)*	Japan	100% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Korea)*	Korea	100% Prudential Corporation Holdings Limited
PGDS (UK One) Limited*	England	100% Prudential Group Holdings Limited
PGDS (UK Two) Limited*	England	100% PDGS (UK One) Limited
PGDS (US One) LLC	Delaware	100% Jackson National Life Insurance Company
PPEM Pte. Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
PPM America, Inc.	Delaware	100% PPM Holdings, Inc.
PPM Capital (Holdings) Limited*	England	100% M&G Limited
PPM Finance, Inc.	Delaware	100% PPM Holdings, Inc.
PPM Holdings, Inc.	Delaware	100% Brooke Holdings LLC
PPM Ventures (Asia) Limited*	Hong Kong	100% PPM Capital (Holdings) Limited
PPMC First Nominees Limited*	England	100% M&G Limited
PPS Five Limited*	England	100% Reeds Rains Prudential Limited
PPS Nine Limited*	United Kingdom	100% Prudential Property Services Limited
PPS Twelve Limited*	United Kingdom	100% Prudential Property Services Limited
PRUPIM France*	France (Branch Only)	100% Prudential Property Investment Managers Limited
PT Paja Indonesia*	Indonesia	100% PT Prudential Life Assurance
PT Prudential Asset Management Indonesia*	Indonesia	99% Prudential Asset Management (Hong Kong) Limited
PT Prudential Life Assurance*	Indonesia	94.6% Prudential Corporation Holdings Limited
PVM Partnerships Limited*	United Kingdom	100% The Prudential Assurance Company Limited
Pacus (UK) Limited*	United Kingdom	100% The Prudential Assurance Company Limited
Park Avenue (Singapore Two) Limited*	Gibraltar	100% Prudential Group Holdings Limited
Pru Life Assurance Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Pru Life Insurance Corporation of UK*	Philippines	100% Prudential Corporation Holdings Limited
Pru Pte Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudence Foundation Limited*	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential (AN) Limited*	United Kingdom	100% The Prudential Assurance Company Limited
Prudential (B1) Limited*	Gibraltar	100% Prudential (Netherlands) BV
Prudential (B2) Limited*	Gibraltar	100% Prudential (Netherlands) BV
Prudential (Gibraltar Five) *	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Four) *	Gibraltar	100% Prudential (US Holdco 1) Limited
Prudential (Gibraltar Three)*	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Two) S.a.r.l.*	Luxembourg	100% Prudential Capital Holding Company Limited
Prudential (Gibraltar) Limited*	Gibraltar	100% Prudential Group Holdings Limited
Prudential (Namibia) Unit Trusts Limited*	Namibia	93% Prudential Portfolio Managers (Namibia) (Pty) Limited
Prudential (Netherlands One) Limited*	England	100% Prudential Group Holdings Limited
Prudential (Netherlands) BV*	Netherlands	100% Prudential Group Holdings Limited
Prudential (US Holdco 1) Limited*	England	100% Prudential US Limited
Prudential (US Holdco 2)*	Gibraltar	100% Holborn Delaware LLC
Prudential / M&G UKCF GP Limited*	England	100% M&G Limited
Prudential Al-Wara’ Asset Management Berhad*	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Annuities Limited*	England	100% The Prudential Assurance Company Limited
Prudential Asset Management (Hong Kong) Limited*	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Asset Management (Singapore) Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Asset Management Limited*	United Arab Emirates	100% Prudential Corporation Holdings Limited
Prudential Assurance Company Singapore (Pte) Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Assurance Malaysia Bhd*	Malaysia	100% Sri Han Suria Sdn Berhad
Prudential Assurance Singapore (Property Services) Pte Limited *	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Atlantic Reinsurance Company Limited*	Ireland	100% Prudential Corporation Holdings Limited
Prudential Australia One Limited*	England	100% Prudential Corporation Holdings Limited
Prudential BSN Takaful Berhad*	Malaysia	49% Prudential Corporation Holdings Limited
Prudential Capital (Singapore) Pte. Ltd.*	Singapore	100% Prudential Capital Holding Company Ltd.
Prudential Capital Holding Company Limited*	England	100% Prudential plc
Prudential Capital PLC*	England	100% Prudential Capital Holding Company Limited
Prudential Capital Luxembourg S.a.r.l.*	Luxembourg	100% Prudential Capital Holding Company Ltd.
Prudential Corporate Pensions Trustee Limited*	England	100% The Prudential Assurance Company Limited
Prudential Corporation Asia Limited*	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Corporation Australasia Holdings Pty Limited*	Australia	100% Prudential Group Holdings Limited
Prudential plc*	England	Publicly Traded
Prudential Corporation Holdings Limited*	England	100% Prudential Holdings Limited
Prudential Corporation Limited*	England	100% Prudential Group Holdings Limited
Prudential Distribution Limited*	Scotland	100% Prudential Financial Services Limited
Prudential Europe Assurance Holdings plc*	Scotland	100% MM&S (2375) Limited
Prudential Finance BV*	Netherlands	100% Prudential Corporation Holdings Limited
Prudential Financial Services Limited*	England	100% Prudential plc
Prudential Five Limited*	England	100% Prudential Group Holdings Limited
Prudential Four Limited*	England	100% Prudential Group Holdings Limited
Prudential Fund Management Berhad*	Malaysia	100% Nova Sepadu Sdn Bhd
Prudential Fund Management Services Private Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential GP Limited*	Scotland	100% M&G Limited
Prudential General Insurance Hong Kong Limited*	Hong Kong	100% The Prudential Assurance Company Limited
Prudential Group Holdings Limited*	England	100% Prudential plc
Prudential Group Pensions Limited*	England	100% Prudential Financial Services Limited
Prudential Group Secretarial Services Limited*	England	100% Prudential Group Holdings Limited
Prudential Health Holdings Limited*	England	25% The Prudential Assurance Company Limited
Prudential Health Limited*	England	100% Prudential Health Insurance Limited
Prudential Health Insurance Limited*	England	100% Prudential Health Holdings Limited
Prudential Health Services Limited*	England	100% Prudential Health Holdings Limited
Prudential Holborn Life Limited*	England	100% The Prudential Assurance Company Limited
Prudential Holdings Limited*	Scotland	100% Prudential plc
Prudential Hong Kong Limited*	Hong Kong	100% The Prudential Assurance Company Limited
Prudential IP Services Limited*	England	100% Prudential Group Holdings Limited
Prudential International Assurance plc*	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential International Management Services Limited*	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential Investments (UK) Limited*	United Kingdom	100% Prudential Capital Holding Company
Prudential Jersey (No 2) Limited*	Jersey	100% Prudential Group Holdings Limited
Prudential Jersey Limited*	Jersey	100% Prudential Group Holdings Limited
Prudential Lalondes Limited*	England	100% Prudential Property Services Limited
Prudential Life Assurance (Thailand) Public Company Limited*	Thailand	42.59% North Sathorn Holdings Company Limited 32.11% Staple Limited 24.82% Prudential Corporation Holdings Limited 0.48% Others
Prudential Lifetime Mortgages Limited*	Scotland	100% The Prudential Assurance Company Limited
Prudential Pensions Limited*	England	100% The Prudential Assurance Company Limited
Prudential Personal Equity Plans Limited*	England	100% M&G Limited
Prudential Portfolio Managers (Namibia) (Pty) Limited*	Namibia	75% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers (South Africa) (Pty) Limited*	South Africa	75% M&G Limited
Prudential Portfolio Managers (South Africa) Life Limited*	South Africa	99.4% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers Unit Trusts Limited*	South Africa	94% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Process Management Services India Private Limited*	India	99.97% Prudential Corporation Holdings Limited 0.03% Prudential UK Services Limited
Prudential Properties Trusty Pty Limited*	Australia	100% The Prudential Assurance Company Limited
Prudential Property Investment Management (Singapore) Pte Limited*	Singapore	50% Prudential Singapore Holdings Pte Limited 50% Prudential Property Investment Managers Limited
Prudential Property Investment Managers Limited*	United Kingdom	100% M&G Limited
Prudential Property Services (Bristol) Limited*	England	100% Prudential Property Services Limited
Prudential Property Services Limited*	England	100% Prudential plc
Prudential Protect Limited*	England	100% Prudential Health Holdings Limited
Prudential Pte Ltd*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Quest Limited*	England	100% Prudential Group Holdings Limited
Prudential Retirement Income Limited*	Scotland	100% The Prudential Assurance Company Limited
Prudential Securities Limited*	England	50% Prudential (B1) Limited 50% Prudential (B2) Limited
Prudential Services Asia Sdn Bhd*	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Services Limited*	England	100% Prudential Corporation Holdings Limited
Prudential Services Singapore Pte Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Singapore Holdings Pte Limited*	Singapore	100% Prudential Corporation Holdings Limited
Prudential Staff Pensions Limited*	England	100% Prudential Group Holdings Limited
Prudential Trustee Company Limited*	England	100% M&G Limited
Prudential UK Services Limited*	Scotland	100% Prudential Financial Services Limited
Prudential US Limited*	England	100% Prudential plc
Prudential Unit Trusts Limited*	England	100% M&G Limited
Prudential Vietnam Assurance Private Limited*	Vietnam	100% Prudential Corporation Holdings Limited
Prudential Vietnam Finance Company Limited*	Vietnam	100% Prudential Holborn Life Limited
Prulink Pte Limited*	Singapore	100% Prudential Singapore Holdings Pte Limited
Prutec Limited*	England	100% The Prudential Assurance Company Limited
Quinner AG*	Germany	100% Prudential Group Holdings Limited
REALIC of Jacksonville Plans, Inc.	Texas	100% Jackson National Life Insurance Company
Reeds Rain Prudential Limited*	United Kingdom	100% Prudential Property Services Limited
ROP, Inc.	Delaware	100% Jackson National Life Insurance Company
SII Insurance Agency, Inc.	Massachusetts	100% SII Investments, Inc.
SII Insurance Agency, Inc.	Wisconsin	100% SII Investments, Inc.
SII Investments, Inc.	Wisconsin	100% National Planning Holdings, Inc.
SII Ohio Insurance Agency, Inc.	Ohio	100% SII Investments, Inc.
Scottish Amicable Finance plc*	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable ISA Managers Limited*	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable Life Assurance Society*	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable PEP and ISA Nominees Limited*	Scotland	100% Scottish Amicable Life Assurance Society
Snushalls Team Limited*	England	100% Prudential Property Services Limited
Squire Reassurance Company LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital I LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital II LLC	Michigan	100% Jackson National Life Insurance Company
Sri Han Suria Sdn Berhad*	Malaysia	51% Prudential Corporation Holdings Limited
SRLC Management America Corp.	Delaware	100% Jackson National Life Insurance Company
Stableview Limited*	England	100% M&G Limited
Staple Limited*	Thailand	100% Prudential Corporation Holdings Limited
Staple Nominees Limited*	England	100% Prudential Personal Equity Plans Limited
Thames Insurance Brokers Limited*	England	100% Ascent Insurance Brokers Limited
The First British Fixed Trust Company Limited*	England	100% M&G Limited
The Forum, Solent, Management Company Limited*	England	100% The Prudential Assurance Company Limited
The Prudential Assurance Company Limited*	England	100% Prudential plc
True Prospect Limited*	British Virgin Islands	100% Prudential Corporation Holdings Limited
VFL International Life Company SPC, Ltd.	Cayman Islands	100% Jackson National Life Insurance Company
Wharfedale Acquisitions Limited*	England	100% Wharfedale Acquisitions Subholdings Limited
Wharfedale Acquisitions Holdings Limited*	England	100% Infracapital Nominees Limited
Wharfedale Acquisitions Subholdings Limited*	England	100% Wharfedale Acquisitions Holdings Limited
Yeslink Interco Limited*	United Kingdom	100% Prudential Group Holdings Limited
Zelda Acquisitions Holdings Limited*	England	100% Infracapital Nominees Limited
Zelda Acquisitions Limited*	England	100% Zelda Acquisitions Holdings Limited

Item 27. Number of Contract Owners as of October 31, 2012.

Qualified - 9
Non-Qualified - 14
Item 28. Indemnification

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or Investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities  (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate  jurisdiction  the question  whether  such  indemnification  by  it is  against  public  policy  as expressed  in the Act and will be  governed  by the final  adjudication  of such issue.

Item 29. Principal Underwriter

a)
Jackson National Life Distributors LLC acts as general distributor for Jackson Sage Variable Annuity Account A.  Jackson National Life Distributors LLC also acts as general distributor for Jackson Sage Variable Life Account A; Jackson SWL Variable Annuity Fund I; Jackson National Separate Account – I; Jackson National Separate Account III; Jackson National Separate Account IV; Jackson National Separate Account V; JNLNY Separate Account I; JNLNY Separate Account II; and JNLNY Separate Account IV.

b)	Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Greg Cicotte	Manager, President & Chief Executive Officer
7601 Technology Way
Denver, CO 80237

Clifford J. Jack	Manager
7601 Technology Way
Denver, CO 80237

Thomas J. Meyer	Manager & Secretary
1 Corporate Way
Lansing, MI 48951

Paul Chad Myers	Manager
1 Corporate Way
Lansing, MI 48951

Stephen M. Ash	Vice President
7601 Technology Way
Denver, CO 80237

Jeffrey Bain	Vice President
7601 Technology Way
Denver, CO 80237

Brad Baker	Vice President
7601 Technology Way
Denver, CO 80237

Mercedes Biretto	Vice President
7601 Technology Way
Denver, CO 80237

James Bossert	Senior Vice President
7601 Technology Way
Denver, CO 80237

Tori Bullen	Senior Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Bill J. Burrow	Senior Vice President
7601 Technology Way
Denver, CO 80237

Maura Collins	Executive Vice President, Chief Financial Officer & FinOP
7601 Technology Way
Denver, CO 80237

Paul Fitzgerald	Senior Vice President
7601 Technology Way
Denver, CO 80237

Julia A. Goatley	Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez	Vice President
7601 Technology Way
Denver, CO 80237

Kevin Grant	Senior Vice President
7601 Technology Way
Denver, CO 80237

Thomas Hurley	Senior Vice President
7601 Technology Way
Denver, CO 80237

Mark Jones	Vice President
7601 Technology Way
Denver, CO 80237

Doug Mantelli	Vice President
7601 Technology Way
Denver, CO 80237

Brook Meyer	Vice President
1 Corporate Way
Lansing, MI 48951

Jack Mishler	Senior Vice President
7601 Technology Way
Denver, CO 80237

Steven O’Connor	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy D. Rafferty	Vice President
7601 Technology Way
Denver, CO 80237

Alison Reed	Senior Vice President
7601 Technology Way
Denver, CO 80237

Scott Romine	Executive Vice President, National Sales Manager
7601 Technology Way
Denver, CO 80237

Marilynn Scherer	Vice President
7601 Technology Way
Denver, CO 80237

Kathleen Schofield	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Starishevsky	Senior Vice President
7601 Technology Way
Denver, CO 80237

Ryan Strauser	Vice President
7601 Technology Way
Denver, VO 80237

Brian Sward	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Swartz	Vice President
7601 Technology Way
Denver, CO 80237

Robin Tallman	Vice President & Controller
7601 Technology Way
Denver, CO 80237

Katie Turner	Vice President
7601 Technology Way
Denver, CO 80237

Brad Whiting	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Wright	Senior Vice President & Chief Compliance Officer
7601 Technology Way
Denver, CO 80237

Phil Wright	Vice President
7601 Technology Way
Denver, CO 80237

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item. 30. Location of Accounts and Records

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
7601 Technology Way
Denver, Colorado 80237

Customer Service Center
55 Hartland Street
East Hartford, CT  06108
1-877-835-7243

Item. 31. Management Services

Not Applicable.

Item. 32. Undertakings and Representations

Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 31st day of December, 2012.

Jackson Sage Variable Annuity Account A
(Registrant)

Jackson National Life Insurance Company

By:   /s/ THOMAS J. MEYER
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

Jackson National Life Insurance Company
(Depositor)

By:    /s/ THOMAS J. MEYER
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	December 31, 2012
Michael A. Wells, President, Chief
Executive Officer, Director and Chairman

*	December 31, 2012
James R. Sopha, Chief Operating Officer
and Director

*	December 31, 2012
Clifford J. Jack, Executive Vice President
and Director

*	December 31, 2012
P. Chad Myers, Executive Vice President, Chief Financial Officer and Director

*	December 31, 2012
Robert A. Fritts, Senior Vice President and
Controller

*	December 31, 2012
Leandra R. Knes, Director

* By:    /s/ THOMAS J. MEYER
Thomas J. Meyer, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoint Michael A. Wells, P. Chad Myers, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee, and Frank J. Julian (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration  statements,  and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and  requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940.  This Power of Attorney concerns initial registration statements and any amendments thereto filed in connection with the merger of Reassure America Life Insurance Company into Jackson National Life Insurance Company, and the intact transfer of its separate accounts to Jackson National Life Insurance Company, as follows: The Sage Variable Annuity Account A (File No. 811-04405), N-4 Registration Statements filed on or about December 31, 2012, superseding File Nos. 333-137725, 333-137726, 333-137727, 333-137728, 333-137729, 333-137730, and 333-137731;  The Sage Variable Life Account A  (File No. 811-09339), S-6 Registration Statement filed on or about December 31, 2012, superseding File No.  333-137732; Variable Annuity Fund I of Southwestern Life (File No. 811-01636), N-4 Registration Statements filed on or about December 31, 2012, superseding File Nos. 333-139724, 333-139725, and 333-139726; Valley Forge Life Insurance Company Variable Life Separate Account (File No. 811-07569), S-6 Registration Statements filed on or about December 31, 2012, superseding File Nos. 333-01949, 333-94575, 333-47106, and 333-48988; and Valley Forge Life Insurance Company Variable Annuity Separate Account (File No. 811-07547), N-4 Registration Statements filed on or about December 31, 2012, superseding File Nos. 333-01087 and 333-85511, as well as any future separate account(s) and/or future file number(s) within any separate account(s) that the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale.  The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, may lawfully do or cause to be done by virtue hereof.  This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney effective as of the 21st day of December, 2012.

/s/ MICHAEL A. WELLS	/s/ P. CHAD MYERS
Michael A. Wells, President, Chief Executive Officer, Chairman and Director	P. Chad Myers, Executive Vice President, Chief Financial Officer and Director

/s/ JAMES R. SOPHA	/s/ ROBERT A. FRITTS
James R. Sopha, Chief Operating Officer	Robert A. Fritts, Senior Vice President and
and Director	Controller
/s/ CLIFFORD J. JACK	/s/ LEANDRA R. KNES
Clifford J. Jack, Executive Vice President and Director	Leandra R. Knes, Director

EXHIBIT LIST

Exhibit No.                      Description

1.

b.	Resolutions of the Board of Directors of Jackson National Life Insurance Company changing the name of The Sage Variable Annuity Account A.

3.

b.(iii).	Form of letter to Selling Firms under Selling Agreements, with respect to Jackson’s replacement of REASSURE and JNLD’s replacement of SL Distributors, Inc.

c.
Assignment (dated as of December 31, 2012) of Underwriting, Selling, and Participation Agreements, including Jackson’s replacement of predecessor Insurers and JNLD’s replacement of SL Distributors, Inc.

4.

cc.                           Form of Endorsement changing Insurers.

6.

b.                            Amended By-laws of Jackson National Life Insurance Company.

8.

s.
Form of letter to mutual funds under Fund Participation Agreements, with respect to Jackson’s replacement of REASSURE, JNLD’s replacement of SL Distributors, Inc., and change of names of Separate Accounts.

t.	Agreement and Plan of Merger.

9.	Opinion and Consent of Counsel.

10.	Consents of Independent Registered Public Accounting Firms.